Exhibit 99.1

October 5, 2017
TO THE SHAREHOLDERS OF OCEAN RIG UDW INC.:
Enclosed is a Notice of an Extraordinary General Meeting of Shareholders (the "Meeting") of Ocean Rig UDW Inc. (the "Company"), which will be held at 3rd Floor Flagship Building, Harbour Drive, Grand Cayman, Cayman Islands on Friday, November 3, 2017 at 9:00am, local time, and related materials.  The Notice of the Extraordinary General Meeting of Shareholders and related materials can also be found at http: http://ocean-rig.agmdocuments.com/EGM2017.html
At the Meeting, shareholders of the Company will consider and vote upon the following proposals:
1.
To approve the Enhanced Special Resolution required pursuant to the current Amended and Restated Articles of Association of the Company, to delete the Amended and Restated Memorandum and Articles of Association of the Company currently in effect (the "Current Amended and Restated Memorandum and Articles") in their entirety and substitute in their place a second amended and restated memorandum and articles of association (the "Second Amended and Restated Memorandum and Articles") in compliance with Cayman Islands law (a copy of which is attached hereto as Appendix A) ("Proposal One");

2.
To approve the ordinary resolution required pursuant to the Current Amended and Restated Memorandum and Articles to (i) reduce the authorised capital of the Company from US$10,005,000,000 divided into One Trillion (1,000,000,000,000) Common Shares of a par value of us $0.01 each and Five Hundred Million (500,000,000) Preferred Shares of a par value of US$0.01 each, to US$19,000,000 consisting of (i) 1,500,000,000 class A common shares of a par value of US$0.01 each, (ii) 300,000,000 class B common shares of a par value of US$0.01 each, and (iii) 100,000,000 preferred shares of a par value of US$0.01 each ("Proposal Two");

3.
To approve the ordinary resolution required pursuant to the Current Amended and Restated Memorandum and Articles to (i) redesignate 1,500,000,000 existing common shares in the authorised capital of the Company as class A common shares including the existing issued common shares in the Company; (ii) to redesignate 300,000,000 existing common shares in the authorised capital of the Company as class B common shares; (iii) to reduce the authorised but unissued preferred shares in the authorised capital of the Company from 500,000,000 to 100,000,000 by cancelling 400,000,000 authorised but unissued preferred shares; and (iv) to cancel the remaining authorised but unissued 998,200,000,000 common shares in the Company ("Proposal Three"); and

4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.
Adoption of the Proposal One requires the affirmative vote of at least two-thirds of the outstanding shares being entitled to vote, voting by poll only, in person or by proxy at the Meeting.  Adoption of the Proposal Two requires the affirmative vote of at least a simple majority of the shareholders of the Company being entitled to do so, voting by poll only, in person or by proxy at the Meeting.  Adoption of the Proposal Three requires the affirmative vote of at least a simple majority of the shareholders of the Company being entitled to do so, voting by poll only, in person or by proxy at the Meeting.

You are cordially invited to attend the Meeting in person.  All shareholders must present a form of personal photo identification in order to be admitted to the Meeting.  In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares at close of business on September 25, 2017.
If you attend the Meeting, you may revoke your proxy and vote your shares in person.  If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.
Any shareholder who previously submitted a Shareholder POA (defined below) and does not wish to change their vote does not need to take any further action.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.
Very truly yours, George Economou Chairman and Chief Executive Officer
2

OCEAN RIG UDW INC.
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 3, 2017
NOTICE IS HEREBY given that the Extraordinary General Meeting of Shareholders (the "Meeting") of Ocean Rig UDW Inc. (the "Company") will be held at 3rd Floor Flagship Building, Harbour Drive, Grand Cayman, Cayman Islands on Friday, November 3, 2017 at 9:00am, local time, for the following purposes, of which items 1 is more completely set forth in the accompanying Proxy Statement:
1.
To approve the Enhanced Special Resolution required pursuant to the current Amended and Restated Articles of Association of the Company, to delete the Amended and Restated Memorandum and Articles of Association of the Company currently in effect (the "Current Amended and Restated Memorandum and Articles") in their entirety and substitute in their place a second amended and restated memorandum and articles of association (the "Second Amended and Restated Memorandum and Articles") in compliance with Cayman Islands law (a copy of which is attached hereto as Appendix A) ("Proposal One");

2.
To approve the ordinary resolution required pursuant to the Current Amended and Restated Memorandum and Articles to reduce the authorised capital of the Company from US$10,005,000,000 divided into One Trillion (1,000,000,000,000) Common Shares of a par value of us $0.01 each and Five Hundred Million (500,000,000) Preferred Shares of a par value of US$0.01 each, to US$19,000,000 consisting of (i) 1,500,000,000 class A common shares of a par value of US$0.01 each, (ii) 300,000,000 class B common shares of a par value of US$0.01 each, and (iii) 100,000,000 preferred shares of a par value of US$0.01 each ("Proposal Two");

3.
To approve the ordinary resolution required pursuant to the Current Amended and Restated Memorandum and Articles to (i) redesignate 1,500,000,000 existing common shares in the authorised capital of the Company as class A common shares including the existing issued common shares in the Company; (ii) to redesignate 300,000,000 existing common shares in the authorised capital of the Company as class B common shares; (iii) to reduce the authorised but unissued preferred shares in the authorised capital of the Company from 500,000,000 to 100,000,000 by cancelling 400,000,000 authorised but unissued preferred shares; and (iv) to cancel the remaining authorised but unissued 998,200,000,000 common shares in the Company ("Proposal Three"); and

4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.
The board of directors has fixed the close of business on September 25, 2017 as the record date (the "Record Date") for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.
You are cordially invited to attend the Meeting in person.  All shareholders must present a form of personal photo identification in order to be admitted to the Meeting.  In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares as of the Record Date.

If you attend the Meeting, you may revoke your proxy and vote your shares in person.  If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.
By Order of the Board of Directors Iraklis Sbarounis Secretary

October 5, 2017
Grand Cayman, Cayman Islands

___________________________
PROXY STATEMENT
FOR
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
 TO BE HELD ON NOVEMBER 3, 2017
___________________________
INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors of Ocean Rig UDW Inc., a Cayman Islands exempted limited company (the "Company"), for use at the Extraordinary General Meeting of Shareholders (the "Meeting") to be held on Friday, November 3, 2017 at 3rd Floor Flagship Building, Harbour Drive, Grand Cayman, Cayman Islands at 9:00am, local time, and related materials, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Extraordinary General Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about October 5, 2017.  These materials can also be found at http://ocean-rig.agmdocuments.com/EGM2017.html
VOTING RIGHTS AND OUTSTANDING SHARES
On September 25, 2017 (the "Record Date"), 90,660,578 common shares of the Company par value $0.01 per share (the "Common Shares"), were considered issued and outstanding for voting purposes at the Meeting.  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least one-third of the Common Shares issued and outstanding and entitled to vote at the Meeting, whether represented in person or by proxy, shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Extraordinary General Meeting of Shareholders.
In the event that a quorum is not present at the Meeting within half an hour from the time appointed for a meeting to commence or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the board of directors on the proposals described in this Proxy Statement are not timely received, the chairman of the meeting shall have the power to adjourn the Meeting until a quorum shall be present or sufficient votes in favor of the positions recommended by the board of directors are received.  If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting of the time and place to which the Meeting is adjourned in order to permit further solicitation of proxies.
The Common Shares are listed on The NASDAQ Global Select Market under the symbol "ORIG".

REVOCABILITY OF PROXIES
A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company's principal executive office, c/o Ocean Rig Cayman Management Services SEZC Limited, 3rd Floor Flagship Building, Harbour Drive, Grand Cayman, Cayman Islands1, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.  If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.
___________________________________
1 Note: this address is for courier delivery only and will not receive mail by post.

PROPOSAL ONE
AMENDMENT TO AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION
The Company is submitting for approval at the Meeting a proposal to approve the Enhanced Special Resolution required pursuant to the Current Amended and Restated Memorandum and Articles of the Company, to delete the Current Amended and Restated Memorandum and Articles of the Company in their entirety and substitute in their place the Second Amended and Restated Memorandum and Articles in compliance with Cayman Islands law (a copy of which is attached hereto as Appendix A).  Of the Company's authorised common shares, 90,660,578 are considered issued and outstanding for voting purposes as of the Record Date.
Pursuant to the Company's Current Amended and Restated Memorandum and Articles, the shareholders of the Company may authorize an amendment to the Current Amended and Restated Memorandum and Articles by a Special Resolution, being a resolution passed by a majority of at least two thirds of the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a shareholder meeting, provided that the Company may only amend certain articles in the Current Amended and Restated Memorandum and Articles by an Enhanced Special Resolution which requires the affirmative vote of at least two-thirds of the outstanding shares being entitled to vote, voting by poll only, in person or by proxy at the Meeting.  Since the Current Amended and Restated Memorandum and Articles are being deleted and substituted in their entirety, the requirement for an Enhanced Special Resolution is triggered and as a result an Enhanced Special Resolution is required and not simply a Special Resolution.
It is noted that certain shareholders and GLAS Trustees Limited, in its capacity as holding period trustee for each of the Trust Scheme Creditors (defined the explanatory statement issued by the Company (in provisional liquidation) and each of Drillships Financing Holding, Inc. (in provisional liquidation), Drillships Ocean Ventures Inc. (in provisional liquidation) Drill Rigs Holdings Inc. (in provisional liquidation) on 21 July 2017), have granted powers of attorney ("Shareholder POAs") in favour of each of the Company, Drillships Ocean Ventures Inc., Drill Rigs Holdings Inc. and Drillships Financing Holding Inc. respectively to fill out the proxy form in relation to the Meeting on their behalf.  The Shareholder POAs were granted on the basis of a previous draft amended and restated memorandum and articles of association of the Company to which the following amendments have been made:
(a) the previous draft amended and restated memorandum and articles of association did not accurately reflect one minor point in the term sheet of the restructuring support agreement (as amended) entered into between inter alios, the Company and certain creditors of the Company, Drillships Ocean Ventures Inc., Drill Rigs Holdings Inc. and Drillships Financing Holding Inc. ("RSA Term Sheet").  Pursuant to the RSA Term Sheet the rights of pre-emption should be stated as applying to Accredited Investors (as defined therein) and their Affiliates (as defined therein) holding at least 3% of the outstanding Shares.
Article 6.3.1 of the previous draft of the amended and restated memorandum and articles of association did not reflect this term.  It stated the rights of pre-emption as applying to Accredited Investors holding at least 3% of the outstanding Shares.  The Second Amended and Restated Memorandum and Articles reflects this correction at Article 6.3.1.
(b) Schedule 1 of the Second Amended and Restated Memorandum and Articles has been amended to remove the reference to the contemplated reverse stock split which has already taken place.

The attention of all shareholders of the Company is drawn to these changes in order to allow any shareholder who granted a Shareholder POA to fill out the proxy form in relation to the Meeting should they wish to change their vote.  Any shareholder who previously submitted a Shareholder POA and does not wish to change their vote does not need to take any further action.
The full text of the Second Amended and Restated Memorandum and Articles is attached to this proxy statement as Appendix A.
The board of directors believes that the adoption of the Second Amended and Restated Memorandum and Articles of Association is in the best interests of the Company and its shareholders.
Ocean Rig UDW Inc. ("UDW") and its wholly owned Marshall Islands incorporated subsidiaries, Drill Rigs Holdings Inc. ("DRH"), Drillships Financing Holding Inc. ("DFH"), Drillships Ocean Ventures Inc. ("DOV") have entered into a restructuring agreement relating to its various debt facilities dated March 23, 2017.  The restructuring was implemented by way of Cayman Islands schemes of arrangement and ancillary proceedings under Chapter 15 of the U.S. Bankruptcy Code seeking recognition of the Cayman provisional liquidation proceedings and the schemes of arrangement as foreign main proceedings, and an order of the U.S. Bankruptcy Court giving effect to the schemes in the U.S.
The restructuring involved a debt for equity exchange where the UDW, DRH and DOV debt facilities were exchanged and transferred in consideration for, among other things, equity in UDW.  The adoption of the Second Amended and Restated Memorandum and Articles of Association is therefore required as part of the terms of the restructuring.  Further information about the terms of the restructuring can be found in our press release dated September 22, 2017 which is posted on our website at www.ocean-rig.com and has been filed with the U.S. Securities and Exchange Commission.
If the Second Amended and Restated Memorandum and Articles of Association are adopted by the required vote of the Company's shareholders, the board of directors intends to file the Second Amended and Restated Memorandum and Articles of Association with the Registrar of Companies in the Cayman Islands.  The Second Amended and Restated Memorandum and Articles of Association will be effective immediately upon the passing of the shareholder resolution approving the adoption of the Second Amended and Restated Memorandum and Articles of Association.  Filing of the Second Amended and Restated Memorandum and Articles of Association with the Registrar of Companies in the Cayman Islands is required to be completed within 15 days of the passing of the shareholder resolution approving the adoption of the Second Amended and Restated Memorandum and Articles of Association.
Required Vote.  Approval of the Proposal will require the affirmative vote of at least two-thirds of the outstanding shares being entitled to vote, voting by poll only, in person or by proxy at the Meeting.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE TO DELETE THE CURRENT AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF THE COMPANY IN THEIR ENTIRETY AND SUBSTITUTE IN THEIR PLACE THE SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES IN COMPLIANCE WITH CAYMAN ISLANDS LAW AS DETAILED ABOVE.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
AMENDMENT TO AUTHORISED CAPITAL
The Company is submitting for approval at the Meeting a proposal to approve the Ordinary Resolution required to (i) reduce the authorised capital of the Company from US$10,005,000,000 divided into One Trillion (1,000,000,000,000) Common Shares of a par value of us $0.01 each and Five Hundred Million (500,000,000) Preferred Shares of a par value of US$0.01 each, to US$19,000,000 consisting of (i) 1,500,000,000 class A common shares of a par value of US$0.01 each, (ii) 300,000,000 class B common shares of a par value of US$0.01 each, and (iii) 100,000,000 preferred shares of a par value of US$0.01 each.
The board of directors has unanimously approved and is hereby soliciting shareholder approval to approve the Ordinary Resolution required to reduce the authorised capital of the Company from US$10,005,000,000 divided into One Trillion (1,000,000,000,000) Common Shares of a par value of us $0.01 each and Five Hundred Million (500,000,000) Preferred Shares of a par value of US$0.01 each, to US$19,000,000 consisting of (i) 1,500,000,000 class A common shares of a par value of US$0.01 each, (ii) 300,000,000 class B common shares of a par value of US$0.01 each, and (iii) 100,000,000 preferred shares of a par value of US$0.01 each.
Required Vote.  Approval of the Proposal will require the affirmative vote of at least a simple majority of the shareholders of the Company being entitled to do so, voting by poll only, in person or by proxy at the Meeting.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE TO APPROVE THE ORDINARY RESOLUTION REQUIRED TO REDUCE THE AUTHORISED CAPITAL OF THE COMPANY FROM US$10,005,000,000 DIVIDED INTO ONE TRILLION (1,000,000,000,000) COMMON SHARES OF A PAR VALUE OF US $0.01 EACH AND FIVE HUNDRED MILLION (500,000,000) PREFERRED SHARES OF A PAR VALUE OF US$0.01 EACH, TO US$19,000,000 CONSISTING OF (I) 1,500,000,000 CLASS A COMMON SHARES OF A PAR VALUE OF US$0.01 EACH, (II) 300,000,000 CLASS B COMMON SHARES OF A PAR VALUE OF US$0.01 EACH, AND (III) 100,000,000 PREFERRED SHARES OF A PAR VALUE OF US$0.01 EACH AS DETAILED ABOVE.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE
REDESIGNATION AND CANCELLATION OF SHARES
The Company is submitting for approval at the Meeting a proposal to approve the Ordinary Resolution required to (i) redesignate 1,500,000,000 existing common shares in the authorised capital of the Company as class A common shares including the existing issued common shares in the Company; (ii) to redesignate 300,000,000 existing common shares in the authorised capital of the Company as class B common shares; (iii) to reduce the authorised but unissued preferred shares in the authorised capital of the Company from 500,000,000 to 100,000,000 by cancelling 400,000,000 authorised but unissued preferred shares; and (iv) to cancel the remaining authorised but unissued 998,200,000,000 common shares in the Company.
The board of directors has unanimously approved and is hereby soliciting shareholder approval to approve the Ordinary Resolution required to (i) redesignate 1,500,000,000 existing common shares in the authorised capital of the Company as class A common shares including the existing issued common shares in the Company; (ii) to redesignate 300,000,000 existing common shares in the authorised capital of the Company as class B common shares; (iii) to reduce the authorised but unissued preferred shares in the authorised capital of the Company from 500,000,000 to 100,000,000 by cancelling 400,000,000 authorised but unissued preferred shares; and (iv) to cancel the remaining authorised but unissued 998,200,000,000 common shares in the Company.
Required Vote.  Approval of the Proposal will require the affirmative vote of at least a simple majority of the shareholders of the Company being entitled to do so, voting by poll only, in person or by proxy at the Meeting.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE TO APPROVE THE ORDINARY RESOLUTION REQUIRED TO (I) REDESIGNATE 1,500,000,000 EXISTING COMMON SHARES IN THE AUTHORISED CAPITAL OF THE COMPANY AS CLASS A COMMON SHARES INCLUDING THE EXISTING ISSUED COMMON SHARES IN THE COMPANY; (II) TO REDESIGNATE 300,000,000 EXISTING COMMON SHARES IN THE AUTHORISED CAPITAL OF THE COMPANY AS CLASS B COMMON SHARES; (III) TO REDUCE THE AUTHORISED BUT UNISSUED PREFERRED SHARES IN THE AUTHORISED CAPITAL OF THE COMPANY FROM 500,000,000 TO 100,000,000 BY CANCELLING 400,000,000 AUTHORISED BUT UNISSUED PREFERRED SHARES; (IV) TO CANCEL THE REMAINING AUTHORISED BUT UNISSUED 998,200,000,000 COMMON SHARES IN THE COMPANY AS DETAILED ABOVE.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.
EFFECT OF ABSTENTIONS
Abstentions will not be counted in determining whether the Proposal has been adopted.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.
By Order of the Board of Directors Iraklis Sbarounis Secretary

October 5, 2017
Grand Cayman, Cayman Islands

Appendix A

THE COMPANIES LAW (2016 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
SECOND AMENDED AND RESTATED
 MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
OCEAN RIG UDW INC.

THE COMPANIES LAW (2016 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
SECOND AMENDED AND RESTATED
 MEMORANDUM OF ASSOCIATION
OF
OCEAN RIG UDW INC.
(ADOPTED BY RESOLUTION PASSED ON [ ], 2017)
1	The name of the Company is OCEAN RIG UDW INC.
2
The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.
4	The liability of each Member is limited to the amount unpaid on such Member's shares.
5
The share capital of the Company is US$19,000,000 divided into (i) 1,500,000,000 (one billion, five hundred million) class A common shares of a par value of US$0.01 each ("Class A Common Shares"), (ii) 300,000,000 (three hundred million) class B common shares of a par value of US$0.01 each ("Class B Common Shares"), and (iii) 100,000,000 (one hundred million) preferred shares of a par value of US$0.01 each ("Preferred Shares").

6
The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7	Capitalised terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company.

THE COMPANIES LAW (2016 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
SECOND AMENDED AND RESTATED
 ARTICLES OF ASSOCIATION
OF
OCEAN RIG UDW INC.
(ADOPTED BY RESOLUTION PASSED ON [ ], 2017)
1	Interpretation
1.1
In these Articles Table A in the First Schedule to the Statute does not apply, and capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Governance Agreements (defined below) and, unless there is something in the subject or context inconsistent therewith:

"Accelerated Termination Notice"	means a notice from the Company to all Shareholders confirming the Termination Date as a date falling forty-five (45) days after such notice.
"Accredited Investors"	has the meaning given to it in Regulation D promulgated under the Exchange Act.
"Acquisition Proposal"
means a proposal to consummate a transaction or series of related transactions pursuant to which one or more Persons directly or indirectly acquire (whether by merger, consolidation or sale or transfer of Shares or other equity interests) (a) not less than a majority of the outstanding Shares or (b) not less than a majority of the assets of the Company determined on a consolidated basis.

"Affiliate"
means, with respect to any specified Person, (a) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person, or (b) any Related Fund of such specified Person or an Affiliate of such specified person; provided, however, that none of TMS nor any Appointing Person shall be considered an Affiliate of the Company or any Subsidiary of the Company and neither the Company nor any Subsidiary of the Company shall be considered an Affiliate of TMS or any Appointing Person.  For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such specified Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Annual General Meeting"	has the meaning given to it in Article 14.1.
"Appointing Person"	means each of the CEO Appointing Person and the Lender Appointing Persons, in each case for so long as it has the power to designate a director pursuant to Article 19.

"Articles"	means these articles of association of the Company.
"Associate"
when used to indicate a relationship with any person, means: (i) any corporation, partnership, company, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of fifteen percent (15%) or more of any class of Voting Shares; (ii) any trust or other estate in which such person has at least a twenty percent (20%) beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

"Auditor"	means the person for the time being performing the duties of auditor of the Company (if any).
"Board"	shall have the same meaning as the Board of Directors.
"Board of Directors"	means the directors for the time being of the Company.
"Cause"
means (a) prior to the Termination Date, indictment or conviction of, or a plea of guilty or no contest to, a fraud or felony on the part of a Director; and (b) after the Termination Date, actual fraud or wilful default on the part of a Director of the Company (and, for the avoidance of doubt, no person shall be found to have committed actual fraud or wilful default unless or until a court of competent jurisdiction shall have made a final and un-appealable finding to that effect).

"CEO Appointing Person"	means the Chief Executive Officer of the Company or his Affiliate designated in writing to the Company.
"Chairman"	has the meaning set forth in Article 14.3.
"Claim"	has the meaning ascribed in the Restructuring Agreement.
"Class A Common Share"
means a Class A Common Share of US$0.01 par value in the authorised capital of the Company issued subject to and in accordance with the provisions of the Statute and of these Articles and having the rights provided for under these Articles.

"Class B Common Share"
means a Class B Common Share of US$0.01 par value in the authorised capital of the Company issued subject to and in accordance with the provisions of the Statute and of these Articles and having the rights provided for under these Articles.

"Company"	means the above named company.
"Company-Held Debt"	has the meaning set forth in Major Actions.
"Company Sale Notice"	has the meaning set forth in Article 6.3.2.
"control"
including the terms "controlling," "controlled by" and "under common control with," means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of Voting Shares, by contract or otherwise.  A person who is the owner of twenty percent (20%) or more of the outstanding Voting Shares of any corporation, partnership, company, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary.  Notwithstanding the foregoing, a presumption of control shall not apply where such person holds Voting Shares, in good faith and not for the purpose of circumventing this provision, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

"Conversion Ratio"	has the meaning set forth in Article 3.7(i).
"Dilutive Securities"	has the meaning set forth in Article 6.3.1.
"Directors"	means the directors for the time being of the Company.
"Dividend"	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to these Articles.
"Drag-Along Notice"	has the meaning set forth in Article 6.2.2.
"Drag-Along Sale"	has the meaning set forth in Article 6.2.1.
"Drag-Along Sellers"	has the meaning set forth in Article 6.2.1.
"Dragged Shareholders"	has the meaning set forth in Article 6.2.1.
"Election"	means an election under U.S. Treasury Regulations Section 301.7701-3(c) in respect of any Group Company (or any successor provision).
"Electronic Record"	has the same meaning as in the Electronic Transactions Law.
"Electronic Transactions Law"	means the Electronic Transactions Law (2003 Revision) of the Cayman Islands.
"Enhanced Special Resolution"
means a resolution (i) passed by Members holding at least two-thirds of the outstanding Shares, voting by poll only, in person or by proxy, and not by a show of hands, at a shareholder meeting of which notice specifying the intention to propose the resolution as an enhanced special resolution has been duly given; or (ii) which has been approved in writing by all of the Members entitled to vote at a shareholder meeting of the company in one or more instruments each signed by one or more of the Members aforesaid, and the effective date of the enhanced special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.  In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled.

"Exchange Act"	means the Securities Exchange Act of 1934, and the rules and regulations of the SEC promulgated thereunder.
"Exercising Shareholder"	has the meaning set forth in Article 6.3.3.
"Extraordinary General Meeting"	has the meaning given to it in Article 14.1.
"Family Member"	means, with respect to any natural person, such person's spouse, children, parents and lineal descendants of such person's parents (in each case, natural or adopted).
"Family Trust"	of any natural person means a trust benefiting solely such person and/or the Family Members of such individual.

"Governance Agreements"	means the various governance agreements to be entered into by or on behalf of various holders of the Shares in the Company on the Restructuring Effective Date.
"Governance Parties"	means the Shareholders that are party to the Governance Agreements.
"Governmental Authority"
means: (i) any nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) any national, state, local, municipal or other government or (iii) any governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

"Group Companies"	means the Company and its direct and indirect Subsidiaries.
"Indemnified Person"	has the meaning set forth in Article 32.
"Individual Management Agreements"	means the management agreements entered into between each of the individual vessel-owning Subsidiaries of the Company and TMS, which will become effective on the Restructuring Effective Date.
"ISS U.S. Categorization of Directors"	means the standards promulgated from time to time and reflected on the ISS website www.issgovernance.com.
"Lender Appointing Person"	means up to three Lender Shareholder Parties determined pursuant to Article 19.1.8.
"Lender Director"	has the meaning set forth in Article 19.1.2(ii).
"Lender Shareholder Parties"	means, collectively, all of the Members other than (a) any Group Company or (b) any Related Party.
"Majority Lender Directors"	means not less than two Lender Directors.
"Management Agreement"	means, collectively, (a) the Management Services Agreement, dated as of September 22, 2017, between the Company and TMS and (b) each Individual Management Agreement.
"Management Agreement Termination Date"	means the date on which the Management Agreement shall have been terminated and all fees due and payable by the Company thereunder have been paid in full.
"Material Contract"
means each contract, agreement or other arrangement (whether written or oral) that: (i) involves aggregate consideration or payments in excess of $10,000,000; (ii) provides for the indemnification by any Group Company of any Person or the assumption of any tax, environmental or other liability of any person that would reasonably be expected to exceed $10,000,000; (iii) is with any Governmental Authority and is outside of the ordinary course of business of the Group Companies (iv) limits or purports to limit the ability of any Group Company to compete in any line of business or with any Person or in any geographic area or during any period of time; or (v) provides for any joint venture, partnership or similar arrangement by the Company or any of its Subsidiaries.

"Member"
has the same meaning as in the Statute, meaning every Person who has agreed to become a member of the Company and whose name is entered on the Register of Members, shall be deemed to be a member of the company.

"Memorandum"	means the memorandum of association of the Company.
"MEP"	means the Shares in the Company issued to TMS on the Restructuring Effective Date in accordance with the terms of the Master Services Agreement.
"Necessary Action"
means, with respect to a specified result, all actions that are permitted by law and necessary to cause such result, including (i) designating each director in the Company's slate of nominees to the shareholders of the Company for each election of directors, (ii) attending meetings in person or by proxy for purposes of obtaining a quorum, (iii) voting or providing a written consent or proxy with respect to Shares, (iv) causing the adoption of resolutions, (v) amending the Organizational Documents, (vi) executing agreements and instruments, (vii) making, or causing to be made, with governmental, administrative or regulatory authorities, all filings, registrations or similar actions that are required to achieve such result, and (viii) causing the nomination, election or removal of directors.

"Observer"	has the meaning given to such term in Article 19.1.7(i).
"Officers"	has the meaning given to such term in Article 25.1.
"Ordinary Resolution"
means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a shareholder meeting, and includes a unanimous written resolution.  In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled pursuant to these Articles.

"Organizational Documents"
means (a) with respect to any corporation or exempted company, the certificate or articles of incorporation or amalgamation, the bylaws and memorandum or articles of association (or equivalent or comparable constitutive documents), (b) with respect to any limited liability company, the certificate or articles of formation or organization and limited liability company or operating agreement, and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable governmental authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

"Overallotment Exercise Notice"	has the meaning set forth in Article 6.3.3.
"Overallotment Notice"	has the meaning set forth in Article 6.3.3.
"Overallotment Shares"	has the meaning set forth in Article 6.3.3.

"Owner"
including the terms "own" and "owned," when used with respect to any shares, means a Person that individually or with or through any of its Affiliates or Associates:

(i) beneficially owns such shares, directly or indirectly;

(ii) has (A) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a Person shall not be deemed the owner of shares tendered pursuant to a tender or exchange offer made by such Person or any of such Person's Affiliates or Associates until such tendered shares are accepted for purchase or exchange; or (B) the right to vote such shares pursuant to any agreement, arrangement or understanding; provided, however, that a Person shall not be deemed the owner of any shares because of such Person's right to vote such shares if the agreement, arrangement or understanding to vote such shares arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more Persons; or

(iii) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of subparagraph (ii) above), or disposing of such shares with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, such shares.

"Permitted Offering"	has the meaning set forth in Article 6.3.4.
"Permitted Related Party Transaction"
means any of the following: (a) the Management Agreement; and (b) each Individual Management Agreement; and (c) any Related Party Transaction expressly permitted by the Management Agreement; and (d) any Related Party Transaction that (i) is on terms at least as favorable to the Company and its Subsidiaries as could be obtained on an arm's-length basis, (ii) involves less than $500,000 in total value and payments and (iii) when taken together with other Related Party Transactions entered into pursuant to this clause (d), would not exceed $5,000,000 in the aggregate of value and payments in any 12-month period.

"Person"
means an individual, partnership, corporation, unincorporated organization or association, joint stock company, limited liability company, trust, joint venture or other entity, or a governmental agency or political subdivision thereof.

"Preferred Share"	means a preferred share in the capital of the Company of US$0.01 par value with the rights determined by the Directors at the time of issuance of such share in accordance with these Articles.
"Preemptive Rights Offer"	has the meaning set forth in Article 6.3.2.
"Preemptive Rights Period"	has the meaning set forth in Article 6.3.2.
"Preemptive Rights Shareholder"	has the meaning set forth in Article 6.3.1.
"President"	has the meaning set forth in Article 27.1.
"Proposed Offering"	has the meaning set forth in Article 6.3.1.
"Register of Members"
means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.  For purposes of clarity, the Register of Members may be held within the United States of America with the Company's transfer agent.

"Registered Office"	means the registered office for the time being of the Company.
"Related Fund"
of any Person means (a) each fund, pooled investment vehicle, and managed account now or hereafter existing that is (i) controlled by one or more general partners or managing members of such Person, (ii) managed by the same entity as such Person or (iii) otherwise managed or advised by such Person or the entity that manages or advises such Person and (b) each Affiliate of the Persons identified in clause (a).

"Related Party"
means (a) TMS, (b) each director or officer of the Company, any Group Company or TMS, or any Affiliate of TMS, (c) each Family Member or Family Trust of any person identified in clause (b), or (d) each Affiliate of any Person identified in clause (a), (b) or (c).

"Related Party Transaction"
means any direct or indirect agreement, contract, transaction, payment or other arrangement to which any of the Group Companies is a party and with respect to which one or more Related Parties is a party or otherwise has a direct or indirect interest in, or receives any direct or indirect benefit from, such agreement, contract, transaction, payment or other arrangement, excluding any direct or indirect agreement, contract, transaction, payment or other arrangement, solely between or among any of the Group Companies.

"Restructuring Agreement"
means the Restructuring Agreement dated March 23, 2017 by and among the Company, the Subsidiary Borrowers (as defined therein), and the Initial Supporting Creditors (as defined therein), relating to the restructuring of the corporate and capital structure of the Group Companies.

"Restructuring Effective Date"	has the meaning ascribed in Clause 9 of the Restructuring Agreement.
"Reverse Stock Split"	means the consolidation or merger of the Company's Shares into a smaller number of shares at a split ratio which shall be approved by Ordinary Resolution.
"Seal"	means the common seal of the Company and includes every duplicate seal.
"SEC"	means the United States Securities and Exchange Commission.
"Secretary"	means the secretary of the Company from time to time.
"Share"	means a share in the Company designated as a Class A Common Share, a Class B Common Share or a Preferred Share, and includes a fraction of a share in the Company.
"Shareholder" or "shareholder"	has the same meaning as Member.
"Special Director Meeting"	has the meaning given in Article 21.6.
"Special Resolution"
has the meaning given in the Statute, which shall mean a resolution passed by a majority of at least two thirds of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a shareholder meeting, and includes a unanimous written resolution.  In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled.

"Standard Termination Notice"	means a notice from the Company to all Shareholders confirming the Termination Date as a date falling 60 days after such notice.
"Statute"	means the Companies Law (2016 Revision) of the Cayman Islands.
"Stock Split"
means the issuance of new Shares in the Company to shareholders in proportion to their holding at the time of the split which has the effect of increasing the number of Shares at a split ratio which shall be approved by Ordinary Resolution.

"Subsidiary"
means with respect to any specified company: (a) any corporation, exempted company, limited liability company, association or other business entity (other than a partnership) of which more than 50% of the total voting power of shares entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or shareholders' agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, limited liability company, association or other business entity is at the time owned or controlled, directly or indirectly, by that company, or one or more of the other Subsidiaries of that company (or a combination thereof); and (b) any partnership of which (i) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such company or one or more of the other Subsidiaries of that company (or a combination thereof), whether in the form of general, special or limited partnership interests or otherwise, or (ii) such company or any Subsidiary of such company is a controlling general partner or otherwise controls such entity.

"Term Loan Facility"	means that certain exit term loan agreement, dated September 22, 2017 by and among the Company and its vessel-owning Subsidiaries.
"Termination Date"
means the earlier of (a) the date on which the Board (including Majority Lender Directors), and the Lender Shareholder Parties holding at least 66 2/3% of the outstanding Shares held by all Lender Shareholder Parties agree to terminate those provisions of these Articles that are specified to terminate on such date; and (b) the later of (x) the fifth anniversary of the Restructuring Effective Date and (y) the day immediately preceding the fifth Annual General Meeting held after the Restructuring Effective Date.

"TMS"	means TMS Offshore Services Ltd., a corporation formed in the Marshall Islands.
"Transfer"
means, with respect to any security of the Company, to directly or indirectly sell, exchange, transfer, hypothecate, negotiate, gift, bequeath, convey in trust, pledge, mortgage, grant a security interest in, assign, encumber, or otherwise dispose of all or any portion of such security, including by recapitalization, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise; "Transfer" used as a noun shall have a correlative meaning; provided, however, that a pledge or grant of a security interest in Shares to secure a "bona fide" loan shall in no event be deemed a Transfer for any purpose of these Articles.

"Treasury Share"	means a Share held in the name of the Company as a treasury share in accordance with the Statute.
"Voting Shares"
means, with respect to any corporation, shares of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity.

"7.5% Lender Shareholder Party"	means at any time of determination, a Lender Shareholder Party that, together with its Affiliates, owns or holds not less than 7.5% or more of the outstanding Shares at such time.
"5% Shareholder Party"	means at any time of determination, a Lender Shareholder Party that, together with its Affiliates, owns or holds not less than 5% of the outstanding Shares at such time.
1.2	In these Articles:
(a)	words importing the singular number include the plural number and vice versa;
(b)	words importing the masculine gender include the feminine gender and vice versa;
(c)	words importing persons include corporations as well as any other legal or natural person;
(d)	"written" and "in writing" include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;
(e)	"shall" shall be construed as imperative and "may" shall be construed as permissive;
(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;
(g)
any phrase introduced by the terms "including", "include", "in particular" or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)
the term "and/or" is used herein to mean both "and" as well as "or." The use of "and/or" in certain contexts in no respects qualifies or modifies the use of the terms "and" or "or" in others.  The term "or" shall not be interpreted to be exclusive and the term "and" shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)	headings are inserted for reference only and shall be ignored in construing these Articles;
(j)	any requirements as to delivery under these Articles include delivery in the form of an Electronic Record;
(k)
any requirements as to execution or signature under these Articles including the execution of these Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Law; and

(l)	sections 8 and 19(3) of the Electronic Transactions Law shall not apply.

2	Commencement of Business
2.1	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.
2.2
The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation, establishment and/or continuation of the Company, including the expenses of registration.

3	Issue of Shares; Classes; Rights, Preferences and Restrictions of Shares
3.1
Subject to the provisions in the Memorandum and these Articles, including without limitation Section 9.3 and 19.13, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share), with or without preferred, deferred or other rights or restrictions, whether in regard to Dividend or other distribution, voting, return of capital or otherwise and to such Persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights, including but not limited to the issuance of Preferred Shares which have such preferred rights to the Common Shares as the Directors may determine at the time of issuance of such Preferred Shares.

3.2
Classes.  The Directors shall designate any Share (including fractions of a Share) as either as a Class B Common Share or a Preferred Share at the time of its allotment or issuance and any Share not so designated shall be Class A Common Share.  Except as otherwise provided in these Articles or the terms of issuance of such Shares, all Shares shall be identical and shall entitle the holders thereof to the same rights and privileges.

3.3
Voting Rights of Shares Generally.  On each matter on which the holders of Shares shall be entitled to vote, (a) each holder of Class A Common Shares shall be entitled to one (1) vote for each Class A Common Share registered in the name of such holder on the Register of Members and (b) each holder of Class B Common Shares shall be entitled to one (1) vote for Class B Common Share registered in the name of such holder on the Register of Members.  Except as otherwise required by the Statute or these Articles, the holders of each class of Shares shall vote together as a single class.

3.4
Dividend Rights.  The holders of Shares shall be entitled to receive, to the extent permitted by law, and to share equally and ratably, share for share, such Dividends as may be declared from time to time by the Directors, whether payable in cash, property, securities or otherwise by the Company in accordance with these Articles.

3.5
Liquidation, Dissolution or Other Winding Up of the Company.  The holders of Shares shall be entitled to receive, to the extent permitted by the Statute, and to share equally and ratably, share for share, assets available for distribution amongst the Members, whether payable in cash, property, securities or otherwise by the Company in accordance with these Articles.

3.6
Trading Restrictions on Class B Common Shares.  The Class B Common Shares are intended to be a security that is not a "margin security" as defined in Regulation T of the Board of Governors of the Federal Reserve System of the United States of America, as from time to time in effect and all official rulings and interpretations thereunder or thereof.  In furtherance of the foregoing, the Class B Common Shares shall not be listed on a national securities exchange or a national market system.

3.7	Conversion.
(i)          Subject to the terms and conditions of this Article 3.7, (a) each Class A Common Share shall be convertible once, at any time prior to the date falling thirty-one (31) calendar days after the adoption of these Articles, and (b) each Class B Common Share shall be convertible once, at any time or from time to time, in each case, at the option of the respective holder thereof, at the office of any transfer agent for Shares, and at such other place or places, if any, as the Directors may designate, into (x) in respect of each Class A Common Share, one (1) fully paid and non-assessable Class B Common Share, and (y) in respect of each Class B Common Share, one (1) fully paid and non-assessable Class A Common Share.  In order to convert Class A Common Shares into Class B Common Shares or Class B Common Shares into Class A Common Shares (as applicable) (the one for one conversion ratio described in clauses (x) and (y) above being referenced herein as the "Conversion Ratio"), the holder thereof shall (a) surrender the certificate or certificates for such Common Shares (if any) at the office of said transfer agent (or other place as provided above), (b) give written notice to the Company that such holder elects to convert said Common Shares, specifying the number of Common Shares to be so converted, and (c) should such holder wish the Common Shares issuable upon such conversion to be Transferred to a name or names other than that of the holder of the Common Shares to be so converted, duly execute a share transfer form in respect of the Common Shares issued upon the conversion to that effect.  Such conversion shall be effected by the compulsory redemption without notice at par of the applicable Class A Common Shares or Class B Common Shares, and the issue and automatic application of such redemption proceeds to the paying up upon such issue of the corresponding number of Class A Common Shares or Class B Common Shares, as applicable.  Such conversion shall be deemed to have been made as of the date of such entry on the register of members of the Company reflecting the compulsory redemption of the Common Shares to be converted and the issue of the corresponding Class A Common Shares or Class B Common Shares (as applicable); and the persons entitled to receive the Class A Common Shares or Class B Common Shares (as applicable) issuable upon conversion of such Common Shares shall be treated for all purposes as the record holder or holders of such Common Shares on and from such date.
(ii)          Subject to Article 5.1, the issuance of certificates for Class A Common Shares or Class B Common Shares (as applicable) upon conversion of shares of Common Shares shall be made without charge for any stamp or other similar tax in respect of such issuance.  However, if the Common Shares issuable upon conversion under Article 3.7(ii) are to be issued in a name or names other than that of the holder of the Common Shares to be so converted, the person or persons requesting the issuance of a certificate in respect thereof shall pay to the Company the amount of any tax which may be payable in respect of such Transfer or shall establish to the satisfaction of the Company that such tax has been paid or is not required to be paid.
(iii)          If the outstanding Shares (or securities convertible or exchangeable into or exercisable for Shares) issued and outstanding shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a reorganization, recapitalization, reclassification, share dividend, Stock Split, Reverse Stock Split, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Conversion Ratio to give holders of Shares that elect to convert such Shares the same economic effect as contemplated by these Articles prior to such event.

(iv)          In connection with any conversion of any shares of Common Shares, pursuant to this Article 3.7, neither the Company nor any director, officer, employee or agent of the Company shall be liable in any manner for any action taken or omitted in good faith.
3.8	The Company shall not issue Shares to bearer. Shares shall only be in fully registered form.
4	Register of Members
4.1
The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute at such place within or outside the Cayman Islands as the Directors deem fit.  For purposes of clarity, the Register of Members may be held within the United States of America with the Company's transfer agent and which shall include the name and address of each shareholder, the amount paid for each share, the date entered on the Register of Members and the date a shareholder ceased to be a shareholder.

4.2
The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute.  The Directors may also determine which Register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5	Certificates for Shares
5.1
Shares may be issued in certificated or uncertificated form.  A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued.  Share certificates representing Shares, if any, shall be in such form as the Directors may determine.  Share certificates shall be signed by one or more Directors or other Person authorised by the Directors.  The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process or in the form of an electronic signature.  All certificates for Shares shall be numbered or otherwise identified and shall specify the Shares to which they relate.  All certificates surrendered to the Company in connect with any transfer of Shares shall be cancelled and subject to these Articles, no new certificate representing such Shares shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled, provided always that Article 3.7 shall apply on conversion of Common Shares.

5.2
The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one Person and delivery of a certificate to one joint shareholder shall be a sufficient delivery to all of them.

5.3
If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

5.4
Every share certificate sent in accordance with these Articles will be sent at the risk of the Member or other Person entitled to the certificate.  The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

6	Transfer of Shares; Drag-Along Sale; Preemptive Rights
6.1
The Directors shall have power and authority to make such rules and regulations as they may deem expedient concerning the issuance, registration and Transfer of Shares and may appoint transfer agents and registrars thereof; provided that except as specifically contemplated herein, prior to the Termination Date, there shall be no restrictions on the Transfer of Shares without the approval of the Majority Lender Directors or as otherwise required by applicable law and further provided that the Directors shall not issue Common Shares of any class if such issuance would result in there being insufficient authorized but unissued Common Shares of such class of Common Shares to effect the conversion in accordance with Article 3.7 of all the Common Shares of the other class of Common Shares then issued and outstanding.

6.2	Drag-Along Sale.
6.2.1          Prior to the Termination Date, if the Lender Shareholder Parties holding a majority of the then-outstanding Shares held by all Lender Shareholder Parties (collectively, the "Drag-Along Sellers") propose to effect a transaction or series of related transactions approved by the Board of Directors pursuant to which one or more Persons directly or indirectly acquire (whether by merger, consolidation or sale or transfer of Shares or other equity interests) (a) all or substantially all of the outstanding Shares or (b) all or substantially all of the assets of the Company determined on a consolidated basis (whether by stock or share transfer, asset transfer or merger), the Drag-Along Sellers shall have the right to require each of the other Shareholders (the "Dragged Shareholders") to Transfer their Shares in such Drag-Along Sale in accordance with this Article 6.2 (a "Drag-Along Sale").
6.2.2          Such Drag-Along Sellers shall give written notice of such Drag-Along Sale (a "Drag-Along Notice") to the Dragged Shareholders at least 10 business days prior to the closing of such Drag-Along Sale, which notice shall state that such Drag-Along Sellers desire the Dragged Shareholders to enter into such Drag-Along Sale and shall include the following information with respect to such Drag-Along Sale: (i) the names of all of the parties thereto; (ii) a summary of the material terms and conditions thereof; and (iii) the proposed amount of cash consideration to be paid in such Drag-Along Sale, whereupon all Dragged Shareholders and the Group Companies (as applicable) shall consent to, cooperate with, and not object to or otherwise impede consummation of the Drag-Along Sale.  In the event that the Drag-Along Sale is structured as a merger or consolidation, each Dragged Shareholder shall vote its Shares to approve such merger or consolidation, whether at a meeting of Shareholders or by written consent of Shareholders in lieu of a meeting.  In the event that the Drag-Along Sale is structured as a sale of all of the outstanding Shares, then each Dragged Shareholder shall agree to sell, and shall sell, all of its Shares and any other rights to acquire Shares, on the terms and conditions set forth in the Drag-Along Notice.  In the event that the Drag-Along Sale is structured as a sale, transfer or other disposition of all or substantially all of the assets or business of the Company, then each Dragged Shareholder shall vote its Shares to approve such sale and any subsequent dissolution or winding up of the Company or other distribution of the proceeds therefrom, whether at a meeting of Shareholders or by written consent of Shareholders in lieu of a meeting, with respect to the sale, transfer or other disposition of assets.  In furtherance of the foregoing, each Dragged Shareholder shall (x) waive all dissenter's rights, appraisal rights and similar rights in connection with such Drag-Along Sale, and (y) take, with respect to its Shares, all Necessary Action reasonably requested by the Drag-Along Sellers in connection with the consummation of the Drag-Along Sale, including voting all such Shares to approve such transaction, not exercising any appraisal or similar rights with respect to such transaction, granting any consents required pursuant to these Articles or the Governance Agreements and executing the applicable purchase and sale agreement.

6.2.3          Notwithstanding the foregoing, no Dragged Shareholder shall be required to make any representation or warranty, or provide any indemnity to any Person, in connection with any Drag-Along Sale except that each Dragged Shareholder shall be obligated (i) to make representations and warranties with respect to the unencumbered title to its Shares, its power, authority and legal right to Transfer such Shares and, the enforceability of relevant agreements against such Dragged Shareholder, (ii) to enter into reasonable and customary covenants to complete the Transfer of such Dragged Shareholder's Shares in connection with such Drag-Along Sale and (iii) to enter into reasonable and customary indemnification obligations with respect to the foregoing; provided, that all representations, warranties, covenants and indemnities shall be made by the Dragged Shareholders severally and not jointly; provided, further, that any indemnification obligation (including, if applicable, with respect to representations made by the Company) shall be pro rata based on the consideration received by the Shareholders, in each case in an amount not to exceed the aggregate proceeds received by Shareholders in connection with the Drag-Along Sale.
6.2.4          At the closing of any Drag-Along Sale pursuant to this Article 6.2 structured as the acquisition of Shares, the Dragged Shareholders shall deliver at such closing, against payment of the purchase price therefor, certificates (or evidence thereof) representing its Shares to be sold, duly endorsed for Transfer or accompanied by duly endorsed stock or share powers, evidence of good title to the Shares, the absence of liens, encumbrances and adverse claims with respect thereto, and such other documents as are reasonably requested by the Drag-Along Sellers and the Company for the proper Transfer of such Shares on the books of the Company.
6.3	Preemptive Rights.
6.3.1          Prior to earlier to occur of the Termination Date and the listing of the Shares on a U.S. national securities exchange registered with the SEC, in the event that the Company proposes to sell or otherwise issue (a "Proposed Offering") shares, warrants, options, securities or instruments convertible into or exercisable or exchangeable for shares, and all other rights to acquire shares of the Company ("Dilutive Securities"), other than in a Permitted Offering, each holder that, together with its Affiliates, owns or holds at least 3% of the outstanding Shares as of the date of the Company Sale Notice that is an Accredited Investor as of such date and as of the closing of the Proposed Offering (each, a "Preemptive Rights Shareholder") shall have the right to acquire that number or amount of such Dilutive Securities as is determined in accordance with Article 6.3.2 below, at the same price and upon the same terms and conditions as such Dilutive Securities are being offered by the Company in the Proposed Offering.  No Dilutive Securities shall be issued by the Company to any Person unless the Company has first offered such securities to each Preemptive Rights Shareholder in the accordance with this Article 6.3.
6.3.2          At least 30 calendar days prior to the consummation of any Proposed Offering to which this Article 6.3 applies, the Company shall give written notice thereof to each Preemptive Rights Shareholder (the "Company Sale Notice"), setting forth the price and the other terms and conditions on which the Dilutive Securities are being offered to the proposed transferee(s), and offering to sell to each Preemptive Rights Shareholder its pro rata share of such Dilutive Securities on the same terms and conditions (the "Preemptive Rights Offer"); provided, that such pro rata share shall be based upon a ratio of the relative number of Shares beneficially owned by such Preemptive Rights Shareholder to the total number of Shares held by all Preemptive Rights Shareholders.  Each Preemptive Rights Shareholder shall be entitled to accept any Preemptive Rights Offer by providing written notice to the Company not later than 10 calendar days after the date of the applicable Company Sale Notice (the "Preemptive Rights Period"), and any Preemptive Rights Shareholder who fails to timely accept any Preemptive Rights Offer shall have no further rights with respect to the Proposed Offering to which such Preemptive Rights Offer relates.  Any Dilutive Securities that are offered in a Preemptive Rights Offer but are not accepted by Preemptive Rights Shareholders during the Preemptive Rights Period may be sold by the Company at any time thereafter on the same terms and conditions as are set forth in the applicable Company Sale Notice.

6.3.3          No later than five calendar days following the expiration of the Preemptive Rights Period, the Company shall notify each Preemptive Rights Shareholder in writing (the "Overallotment Notice") of the number of Dilutive Securities that such Preemptive Rights Shareholder has agreed to purchase and the number of Dilutive Securities (if any) that remain available for purchase because one or more Preemptive Rights Shareholders did not exercise their right to purchase their pro rata portion of the Dilutive Securities (the "Overallotment Shares").  Each Preemptive Rights Shareholder exercising its right to purchase its pro rata portion of the Dilutive Securities in full (an "Exercising Shareholder") may purchase Overallotment Shares by giving written notice to the Company within five calendar days of receipt of the Overallotment Notice (the "Overallotment Exercise Notice") specifying the number of Overallotment Shares it desires to purchase.  In the event that the Exercising Shareholders elect to purchase a number of Overallotment Shares that exceeds the number of Overallotment Shares available for sale, each Exercising Shareholder shall be entitled to purchase the lesser of (i) the number of Overallotment Shares specified in the Overallotment Exercise Notice and (ii) such Exercising Shareholder's pro rata portion of the Overallotment Shares (determined based on the number of Shares held by such Exercising Shareholder relative to the aggregate number of Shares held by all Exercising Shareholders and giving effect to clause (i)).  Any Dilutive Securities that are offered in a Preemptive Rights Offer but are not accepted by Preemptive Rights Shareholders during the Preemptive Rights Period may be sold by the Company at any time prior to the 90th day following the expiration of the Preemptive Rights Period on the same terms and conditions as are set forth in the applicable Company Sale Notice.
6.3.4          As used herein, "Permitted Offering" means any sale or issuance by the Company of (i) shares, warrants, options, securities or instruments convertible into or exercisable or exchangeable for shares, and all other rights to acquire shares of the Company issued by the Company pursuant to the terms of any employee share option plan, employee benefit plan, or any similar benefit or incentive program or agreement covering directors, employees or consultants of any Group Company; or (ii) Dilutive Securities pursuant to (A) any share split, subdivision of shares, share dividend or similar transaction by the Company, (B) any merger or business combination transaction involving the Company or any of its Subsidiaries or as consideration for the acquisition by the Company or any other Group Company of assets or another business or entity, (C) any bona fide firm commitment underwritten sale of Shares to the public pursuant to an effective registration statement, or (D) the exercise of any rights or agreements, options, warrants or convertible securities outstanding as of the date hereof or issued or issuable pursuant to the exercise of any such rights or agreements granted after the date hereof.
6.3.5          Except as provided in this Article 6.3, the Company shall not grant to any Person any preemptive rights with respect to the issuance of equity securities of the Company.
6.4
Acquisition Proposals.  Prior to the Termination Date, if TMS, the Company or any other Group Company, or any director or officer of any of the foregoing, has been approached by or otherwise receives an Acquisition Proposal from one or more potential purchasers or any of their respective representatives:

6.4.1          TMS and the Group Companies shall deliver such Acquisition Proposal (or, in the case of an Acquisition Proposal provided orally, a written summary thereof) to the Lender Directors, and all amendments, modifications and supplements thereto, in each case promptly, and in no event later than two business days, following its receipt thereof;

6.4.2          Majority Lender Directors shall have the power and authority to direct the Company and the Board to, as promptly as practicable, bring such Acquisition Proposal to a vote of the Shareholders, without any recommendation to reject such proposal from the Company, the Board or any other Person unless approved by Majority Lender Directors; and
6.4.3          if such Acquisition Proposal is approved by the affirmative vote of holders of a majority of the then-outstanding Shares, (A) the Company shall use commercially reasonable efforts to pursue and consummate such Acquisition Proposal and (B) for all purposes of Article 6.2, (i) such Acquisition Proposal shall constitute a "Drag-Along Sale," (ii) not less than two Lender Directors shall constitute the "Drag-Along Sellers" and (iii) the Shareholders shall constitute the "Dragged Shareholders."
7	Redemption, Repurchase and Surrender of Shares
7.1
Subject to the provisions of the Statute, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Company acting by the Directors.  The redemption of such Shares shall be effected (i) in accordance with Article 3.7, or (ii) in such manner and upon such other terms as the Company may, with prior approval of the Board, by Enhanced Special Resolution, determine before the issue of the Shares.

7.2
Subject to the provisions of the Statute, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member or may otherwise direct.

7.3	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.
7.4	The Directors may accept the surrender for no consideration of any fully paid Share.
7.5	The Company may repurchase its own Shares, notes and any other debt securities on the open market on such terms as determined by the Directors.
7.6	Prior to the Termination Date, any of action undertaken pursuant to this Article 7 shall also be subject to the approval of Majority Lender Directors pursuant to Article 19.13.1 hereof.
8	Treasury Shares
8.1	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.
8.2	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for no consideration).
8.3	Prior to the Termination Date, any action undertaken pursuant to this Article 8 shall also be subject to the approval of Majority Lender Directors pursuant to Article 19.13.1 hereof.

9	Variation of Rights of Shares
9.1
Subject to the approval of the Majority Lender Directors, if at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the shareholders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the shareholders of not less than two-thirds of the issued Shares of that class, or with the approval of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the shareholders of the Shares of that class.  Notwithstanding the above, and that any such variation may not have a material adverse effect, the Directors reserve the right to obtain consent from the shareholders of Shares of the relevant class.  To any such meeting all the provisions of these Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one Person holding or representing by proxy at least one third of the issued Shares of the class and that any shareholder of Shares of the class present in Person or by proxy may demand a poll.

9.2
For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

9.3
The rights conferred upon the shareholders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

10	Commission on Sale of Shares
The Company may, in so far as the Statute permits, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares.  Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares.  The Company may also on any issue of Shares pay such brokerage as may be lawful.
11	Non Recognition of Trusts
The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by these Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.
12	Amendments of Memorandum and Articles of Association and Alteration of Capital
12.1	With the prior approval of the Board, the Company may by Ordinary Resolution:
(a)	increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;
(b)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares, including by Reverse Stock Split;
(c)	convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)	subdivide its existing Shares or any of them into Shares of an amount smaller than is fixed by the Memorandum, including a Stock Split;
(e)
cancel any Shares which, at the date of the passing of the Ordinary Resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled; and

(f)	alter or add to these Articles, unless the Statute requires a Special Resolution and except as set forth in Articles 12.3 and 12.4 hereof.
12.2	[Reserved].
12.3
Subject to the provisions of the Statute and the provisions of these Articles as regards the matters to be dealt with by Ordinary Resolution and Special Resolution, the Company may, with the prior approval of the Board, by Enhanced Special Resolution:

(a)	change its name;
(b)	if first approved by at least two-thirds of the Board of Directors, alter or add to Articles 12.3, 19.2, 19.3, 19.4, 19.5, 19.9 and 20.1 hereof;
(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and
(d)	reduce its share capital or any capital redemption reserve fund.
12.4
In addition to foregoing clauses in this Article 12, prior to the Termination Date, the Company may only alter or add to this Article 12.4 and Articles 1, 6, 7.6, 8.3, 9.1, 12.3, 19.1, 19.2, 19.3, 19.4, 19.5, 19.7, 19.8, 19.9, 19.13, 23.2, 23.4, 30.3, 30.5, 30.6, 32.4, 36, 37, 39 and 40 with written instrument (a) approved by the Board and the Majority Lender Directors and (b) duly executed by or on behalf of (i) the Company, (ii) Governance Parties holding a majority of the Shares held by all Governance Parties and (iii) Lender Shareholder Parties holding 66 2/3% or more of the Shares owned by all Lender Shareholder Parties; provided, however, that: (x) if any amendment, supplement, modification or waiver to any of these Articles would reasonably be expected to disproportionately affect any Lender Shareholder Party in any material respect, such Lender Shareholder's approval shall be required; and (y) if any amendment, supplement, modification or waiver to any of these Articles would result in the reduction in the number of directors an Appointing Person has the right to appoint, such Appointing Person's approval shall be required.

12.5
After the Termination Date, these Articles may only be amended with (a) the approval of the Board; and (b) also the approval of an Ordinary Resolution or, if required by the Statute, a Special Resolution.

13	Offices and Places of Business
Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office.  The Company may, in addition to its Registered Office, maintain such other offices or places of business, either within or without the Cayman Islands, as the Directors determine.
14	Shareholder Meetings
14.1	All general meetings, other than annual general meetings of shareholders ("Annual General Meeting"), shall be called extraordinary general meetings ("Extraordinary General Meetings").

14.2	The Company shall have an Annual General Meeting.
14.3
The Annual General Meeting shall be held on such day and at such time and place within or outside the Cayman Islands as the Board of Directors may determine (in accordance with this Article 14) for the purpose of electing Directors and of transacting such other business as may properly be brought before the meeting.  The chairman of the Board of Directors (the "Chairman") or, in the Chairman's absence, another Person designated by the Board shall act as the chairman of all Annual General Meetings.

14.4
Nature of Business at Annual General Meetings.  No business may be transacted at an Annual General Meeting, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board (or any duly authorized committee thereof) which shall include the election or reelection (as applicable) of the Directors and the details of any proposed director which has been submitted by a Shareholder in accordance with Article 19; (b) otherwise properly brought before the Annual General Meeting by or at the direction of the Board (or any duly authorized committee thereof); or (c) otherwise properly brought before the Annual General Meeting by any shareholder of the Company (i) who is a shareholder of record on the date of the giving of the notice provided for in Article 14.11 and has remained a shareholder of record through the record date for the determination of shareholders entitled to vote at such Annual General Meeting, and (ii) who complies with the notice procedures set forth in this Article 14.

14.5
In addition to any other applicable requirements, for business to be properly brought before an Annual General Meeting by a shareholder, such shareholder must have given timely notice thereof in proper written form to the Company at its Registered Office.

14.6
To be timely, a shareholder's notice to the Company, other than in relation to the nomination of one or more directors by a shareholder in accordance with Article 19, must be delivered to, or mailed and received at, the Registered Office, not less than ninety (90) calendar days nor more than one-hundred eighty (180) calendar days prior to the one-year anniversary of the immediately preceding Annual General Meeting.  In no event shall the public disclosure of any adjournment of an Annual General Meeting commence a new time period for the giving of the shareholder's notice described herein.

14.7
To be in proper written form, a shareholder's notice to the Company, other than in relation to the nomination of one or more directors by a shareholder in accordance with Article 19, must set forth as to each matter such shareholder proposes to bring before the Annual General Meeting (i) a brief description of the business desired to be brought before the Annual General Meeting and the reasons for conducting such business at the Annual General Meeting, (ii) the name and record address of such shareholder along with such shareholder's US tax identification number, if any, (iii) the class or series and number of shares of the Company which are owned beneficially or of record by such shareholder, (iv) a description of all arrangements or understandings between such shareholder and any other Person or Persons (including their names) in connection with the proposal of such business by such shareholder and any material interest of such shareholder in such business, and (v) a representation that such shareholder intends to appear in Person or by proxy at the Annual General Meeting to bring such business before the meeting..

14.8
No business shall be conducted at the Annual General Meeting except business brought before the Annual General Meeting in accordance with the procedures set forth in this Article 14; provided, however, that, once business has been properly brought before the Annual General Meeting in accordance with such procedures, nothing in this Article 14 shall be deemed to preclude discussion by any shareholder of any such business.  If the Board (acting by way of simple majority) determines that business was not properly brought before the Annual General Meeting in accordance with the foregoing procedures, the Chairman of the meeting shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

14.9
A Person may participate at any meeting of shareholders by conference telephone or other communications equipment by means which all Persons participating in the meeting can communicate with each other.  Participation by a Person in a general meeting in this manner is treated as presence at that meeting.

14.10
An Extraordinary General Meeting of shareholders, unless otherwise prescribed by law, may be called for any purpose or purposes at any time by the Chairman, a majority of the Board, or any officer of the Company who is also a Director.  No other Person or Persons are permitted to call an Extraordinary General Meeting, unless otherwise prescribed by law.  Such meetings shall be held at such place and on a date and at such time as may be designated in the notice thereof by the officer of the Company designated by the Board of Directors to deliver the notice of such meeting.  The business transacted at any Extraordinary General Meetings shall be limited to the purposes stated in the notice.

14.11
Notice of Meetings.  Notice of every Annual General Meeting and Extraordinary General Meeting, other than any meeting the giving of notice of which is otherwise prescribed by law, shall state the date, time, place and purpose thereof, and in the case of Extraordinary General Meetings, the name of the Person or Persons at whose direction the notice is being issued, and shall be given personally or sent by registered mail or facsimile at least fifteen (15) but not more than forty five (45) calendar days before such meeting (save in respect of an Extraordinary General Meeting called pursuant to Article 19.3), to each shareholder of record entitled to vote thereat and to each shareholder of record who, by reason of any action proposed at such meeting would be entitled to have his shares appraised if such action were taken, and the notice shall include a statement of that purpose and to that effect.  If mailed, notice shall be deemed to have been given when deposited in the mail, directed to the shareholder at his address as the same appears on the Register of Members or at such address as to which the shareholder has given notice to the Secretary.  Notice of a meeting need not be given to any shareholder who submits a signed waiver of notice, whether before or after the meeting, or who attends the meeting without protesting prior to the conclusion thereof the lack of notice to him.

14.12
Quorum.  At all meetings of shareholders for the transaction of business, except as otherwise expressly provided by law, there must be present either in person or by proxy shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote at such meetings in order to constitute a quorum.

14.13
Adjournments.  If a quorum is not present within half an hour from the time appointed for a meeting to commence or if during such a meeting a quorum ceases to be present, the meeting shall stand adjourned to such other day, time and/or place as the chairman may determine, and, if at the rescheduled meeting after the adjournment, a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum.  Any meeting of shareholders, annual or extraordinary, may be adjourned from time to time by the chairman of such meeting and reconvened at the same or some other place as the chairman may determine.  Notice of any such adjourned meeting need not be given if the time and place thereof are announced at the meeting at which the adjournment is taken.  However, if the chairman chooses to do so, the Company may issue a press release or public announcement of the proposed day, time and/or place of the rescheduled meeting.  At the adjourned meeting the Company may transact any business which might have been transacted at the original meeting.

14.14
Voting.  If a quorum is present, and except as otherwise expressly provided by the Statute, or these Articles, matters requiring a vote of the shareholders of the Company shall be passed by an Ordinary Resolution.

14.15
Fixing of Record Date.  The Board of Directors may fix a time not more than forty-five (45) nor less than fifteen (15) calendar days prior to the date of any meeting of shareholders, or more than forty-five (45) calendar days prior to the last day on which the consent or dissent of shareholders may be expressed for any purpose without a meeting, as the time as of which shareholders entitled to notice of and to vote at such a meeting or whose consent or dissent is required or may be expressed for any purpose, as the case may be, shall be determined, and all Persons who were holders of record of Shares at such time and no others shall be entitled to notice of and to vote at such meeting or to express their consent or dissent, as the case may be.

14.16
Polls.  Any shareholder present in person or by proxy may, before or on the declaration of the result of any vote conducted at the meeting, demand a poll for any business to be conducted at any Annual General Meeting or Extraordinary General Meeting.  On a poll, votes may be given either personally or by proxy and every shareholder, and every Person representing a shareholder by proxy, shall have one vote for each Share of which he, or the Person represented by proxy, is the holder and which entitles such holder to vote on the relevant business.

14.17
A resolution (including an Ordinary Resolution, a Special Resolution or an Enhanced Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

15	Corporate Members
Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.
16	Proxies
16.1
The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non-natural Person, under the hand of its duly authorised representative.  A proxy need not be a Member.

16.2
The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited.  In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than forty-eight (48) hours before the time appointed for the meeting or adjourned meeting to commence at which the Person named in the instrument proposes to vote.

16.3
The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited.  An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

16.4
The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked.  An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

16.5
Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

17	Shares that May Not be Voted
Shares in the Company that are owned by the Company or a Subsidiary of the Company shall not be allowed to be voted at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.  For purposes of clarity, Treasury Shares may not be voted and will not be counted in determining the total number of outstanding Shares at any given time.
18	Authority of Directors
18.1
The affairs, business and property of the Company shall be managed by its Board of Directors.  The number of Directors is determined according to these Articles.  The Directors need not be residents of the Cayman Islands nor shareholders of the Company.  Group Companies may, to the extent permitted by law, be elected Directors.

18.2
The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture share, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

18.3	The Board of Directors shall be elected as specified in Article 19.
19	Board of Directors
19.1.	Appointment and Removal of Directors
19.1.1.          Generally.  The Board of Directors shall be initially constituted with seven persons, which number may be increased or reduced as provided herein and in accordance with these Articles.
19.1.2          Board of Directors of the Company.  Effective as of the effective date hereof, the initial Board of Directors will be constituted as follows: George Economou, Chrysoula Kandylidis, Michael Pearson, Vassilis Karamitsanis, George Kokkodis, and John Liveris.  Following the date on which the Lender Appointing Persons shall have been determined pursuant to Article 19.1.8 below, subject to Article 19.13.4, the following persons shall be appointed as directors:
(a)
so long as the Management Agreement Termination Date has not occurred, the CEO Appointing Person will have the right to appoint four directors (including the Chairman of the Board), provided, however, that the CEO Appointing Person's right to appoint directors shall expire immediately upon the termination of the Management Agreement in accordance with the terms thereof;

(b)
with respect to each Lender Appointing Person, so long as such Lender Appointing Person holds five percent (5%) or more of the total outstanding Shares, one person designated by such Lender Appointing Person; provided, however, that if any Lender Appointing Person fails to appoint or no longer has the right to appoint a director pursuant to this Article 19.1.2(b), then such director shall be designated by a majority of the remaining Lender Directors (each director designated pursuant to this clause (b), a "Lender Director"); and

(c)
to the extent the number of directors designated pursuant to the preceding clauses of this Article 19.1.2 is fewer than seven, the remaining directors shall be designated by the Shareholders representing a majority of the then-outstanding Shares held by all Shareholders.

19.1.3          Exculpation.  No Lender Shareholder Party, any Affiliate of any Lender Shareholder Party, any CEO Appointing Person, nor any Affiliate of any CEO Appointing Person, shall have any liability as a result of: (i) designating any individual as a Director or (ii) proposing to designate any individual for election as a Director, for any act or omission by such individual in his or her capacity as a Director, nor shall any Lender Shareholder Party, any Affiliate of any Lender Shareholder Party, any CEO Appointing Person, nor any Affiliate of any CEO Appointing Person have any liability as a result of voting for any such Director in accordance with the provisions of these Articles; provided, however, that this Article 19.1.3 shall not exculpate: any Lender Shareholder Party, any Affiliate of any Lender Shareholder Party, any CEO Appointing Person, nor any Affiliate of any CEO Appointing Person, for any action taken or omitted to be taken by such Person that (x) is a breach or violation of these Articles or (y) is an action taken in any other capacity other than such Person's capacity as a Lender Appointing Person or a CEO Appointing Person.
19.1.4          [Reserved].
19.1.5          Removal and Replacement of Directors and Officers by Appointing Persons.
(i)          Voluntary.  Each Appointing Person entitled to designate a director may remove its designated director(s) upon written notice to the Company and such director, and, upon removal of such director(s), shall be entitled to designate his or her replacement.
(ii)          Involuntary for Cause.  The Board of Directors, acting by affirmative vote of at least two-thirds of the Directors, may remove any Director for Cause.  In addition, prior to the Termination Date, Majority Lender Directors may remove any Director or Officer for Cause.  If any Director removed for Cause was appointed by an Appointing Person that continues to have a right to appoint such Director, upon such removal, such Appointing Person shall be entitled to designate his or her replacement.
(iii)          Termination of Management Agreement.  Upon termination of the Management Agreement, any directors appointed by the CEO Appointing Person that have not resigned shall be removed.
(iv)          Other Removals.  Except as provided in this Article 19.1.5, prior to the Termination Date, no Director may be removed.

(v)          Vacation of Office of Director.  The office of a Director shall be vacated if:
(a)          the Director gives notice in writing to the Company that he resigns the office of Director; or
(b)          the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or
(c)          the Director is found to be or becomes of unsound mind.
19.1.6          Committees.  Not less than 50% of the members of each committee shall constitute Lender Directors, and in the event of any deadlock on any committee, the relevant matter shall be referred to the Board of Directors for consideration.  The Company shall at all times maintain an Audit Committee and Compensation Committee unless otherwise agreed in writing by the not less than two Lender Directors.
19.1.7          Observer Rights.
(i)          For so long as a Lender Appointing Person has a right to appoint a Lender Director, but does not appoint an officer or employee of such Appointing Person or its Affiliate to serve as a Lender Director, such Appointing Person shall have the right to appoint, remove and replace one person (an "Observer") to act as an observer to the Board of Directors and each committee thereof by providing written notice of such appointment, removal or replacement, as the case may be, to the Company.
(ii)          The Company shall deliver notice of each proposed action of the Board of Directors and each committee thereof (including any proposed action by written consent) and each meeting of the Board of Directors and each committee thereof (including telephonic or teleconferenced meetings) substantially concurrently with any notice given to the members of the Board of Directors or such committee, as the case may be.
(iii)          The Company agrees to permit each Observer to attend in person or by conference call and participate in all meetings of the Board of Directors and each committee thereof and to distribute all materials distributed for or at any such meeting (including any meeting agenda or board package) and all other information and materials distributed to members of the Board of Directors or such committee, as the case may be, in each case, substantially concurrently with any such information or materials distributed to the members of the Board of Directors or such committee, as the case may be.
(iv)          No Observer shall be entitled to vote at a meeting of the Board of Directors and each committee thereof.
(v)          Each Observer may provide all materials distributed to such Observer in its capacity as Observer to the Lender Appointing Person that designated such Observer.
(vi)          The Company shall pay all reasonable and documented out-of-pocket expenses incurred by each Observer in connection with attending regular and special meetings of the Board of Directors and each committee thereof.

19.1.8          Determination of Lender Appointing Persons.  On a date that is two business days following the date of adoption of these articles, the Company shall determine in its reasonable judgment the Lender Appointing Persons, as follows:
(i)          if there are three or fewer 7.5% Lender Shareholder Parties, then each such 7.5% Lender Shareholder Party will become a Lender Appointing Person for a five year term; or
(ii)          if there are more than three 7.5% Lender Shareholder Parties, then three Lender Appointing Persons shall be designated by a majority vote of the Shares of all 7.5% Lender Shareholder Parties, which Lender Appointing Persons shall be appointed for a five year term; provided, however, that if any Lender Shareholder Party, together with its Affiliates, holds 17% or more of the outstanding Shares, such Lender Shareholder Party shall automatically be one of such three Lender Appointing Persons.
19.1.9          The Company shall have no obligation to independently determine whether Lender Shareholder Parties are Affiliates of one another and may rely on information provided to the Company by Lender Shareholder Parties prior to such date of determination.  Such determination by the Company based on information provided by Lender Shareholder Parties shall be final and binding on the Shareholders absent willful misconduct or manifest error.  Promptly following such determination, the Company shall provide written notice to all Lender Shareholder Parties identifying the Lender Appointing Persons.
19.1.10          Transferability of Rights of Appointing Persons.  The rights of the Lender Appointing Persons or the CEO Appointing Person shall not be assignable or transferable to any third party.
19.2          Following the issuance of a Standard Termination Notice, which notice shall include a list of the individuals which the Board proposes should be elected as the directors of the Company at the Annual General Meeting to be held on the relevant Termination Date, the Board shall:
(a)
forty-five (45) calendar days prior to the Termination Date, issue the relevant notice to convene an Annual General Meeting to be held forty-five (45) calendar days thereafter; the business of such meeting being (i) accepting the resignation of each Director currently in office and (ii) the appointment or reappointment (as applicable) of the successor Directors, in each case, with effect from the Termination Date.  The notice shall include a list of all nominees for the office of director received from the shareholders or the Board in accordance with Articles 19.5 through 19.7; and

(b)
each Director in office immediately prior to the commencement of the Annual General Meeting held on the Termination Date pursuant to this Article 19.2 shall, and shall be deemed to, resign that office with effect from the Termination Date.  Notwithstanding such resignation, each such Director may be eligible for reelection at such Extraordinary General Meeting if they are nominated in accordance with the provisions of this Article 19.

19.3
Following the issuance of an Accelerated Termination Notice, which notice shall include a list of the individuals which the Board proposes should be elected as the directors of the Company at the Extraordinary General Meeting to be held on the relevant Termination Date, the Board shall:

(a)
thirty (30) calendar days prior to the Termination Date, issue the relevant notice to convene an Extraordinary General Meeting to be held thirty (30) calendar days thereafter; the business of such meeting being (i) accepting the resignation of each Director currently in office, and (ii) the appointment or reappointment (as applicable) of the successor Directors, in each case, with effect from the Termination Date.  The notice shall include a list of all nominees for the office of director received from the shareholders or the Board in accordance with Articles 19.5 through 19.7; and

(b)
each Director in office immediately prior to the commencement of the Extraordinary General Meeting held on the Termination Date pursuant to this Article 19.3 shall, and shall be deemed to, resign that office with effect from the Termination Date.  Notwithstanding such resignation, each such Director may be eligible for reelection at such Extraordinary General Meeting if they are nominated in accordance with the provisions of this Article 19.

19.4	On and after the Termination Date:
(a)
the Board of Directors shall at all times be comprised of seven (7) directors with not less than 50% of such directors being "Independent Outside Directors" (and not "Inside Directors" or "Affiliated Outside Directors"), in each case determined in accordance with the ISS U.S. Categorization of Directors in effect at the time of the relevant director appointments;

(b)
the Board of Directors shall be divided into three classes, as nearly equal in number as the then total number of directors constituting the entire Board of Directors permits, with the term of office of one or another of the three classes expiring each year.  The directors elected at an Annual General Meeting to succeed those whose terms then expire shall be identified as being directors of the same class as the directors whom they succeed, and each of them shall hold office until the third succeeding Annual General Meeting and until such director's successor is elected and has qualified; and

(c)
to the extent permitted by law, directors shall be elected by a plurality of the votes cast at a meeting of shareholders by the holders entitled to vote in the election and otherwise by an Ordinary Resolution.  Cumulative voting shall not be used to elect directors.

19.5
Nomination of Directors.  On and after issuance of the Standard Termination Notice or the Accelerated Termination Notice, only Persons who are nominated in accordance with the following procedures shall be eligible for election as Directors of the Company.  Nominations of Persons for election to the Board of Directors may be made in writing prior to any Annual General Meeting or the Extraordinary General Meeting held in accordance with Article 14, 19.2 or 19.3 by or at the direction of the Board of Directors (or any duly authorized committee thereof), or (b) by any shareholder of the Company (i) who is a shareholder of record on the date of the giving of the notice provided for in this Article 19 and (ii) who complies with the notice procedures set forth in this Article 19.

19.6
To be in proper written form, a shareholder's notice to the Company must set forth: (a) as to each Person whom the shareholder proposes to nominate for election as a Director (i) the name, age, business address and residence address of the Person, (ii) the principal occupation or employment of the Person, and (iii) the class or series and number of shares of the Company which are owned beneficially or of record by the Person and (b) as to the shareholder giving the notice (i) the name and record address of such shareholder along with such shareholder's US tax identification number (if any), (ii) the class or series and number of shares of the Company which are owned beneficially and of record by such shareholder, (iii) a description of all arrangements or understandings between such shareholder and each proposed nominee and any other Person and Persons (including their names) pursuant to which the nomination(s) are to be made by such shareholder, and (iv) a representation that such shareholder intends to appear in Person or by proxy at the meeting to nominate the Person or Persons named in its notice.  Such notice must be accompanied by a written consent of each proposed nominee being named as a nominee and to serve as a Director if elected.

19.7	Notwithstanding any other provision of these Articles, a shareholder's notice to the Company pursuant to Articles 19.5 and 19.6 above must be delivered to or mailed and received at the

Registered Office of the Company (i) in respect of the Extraordinary General Meeting held in accordance with Article 19.3, within ten (10) calendar days of the deemed receipt by that shareholder (in accordance with Article 14.11) of the Accelerated Termination Notice, or (ii) in all other circumstances, not less than ten (10) calendar days after the deemed receipt by that shareholder (in accordance with Article 14.11) of the Standard Termination Notice nor more than one hundred eighty (180) calendar days prior to the one-year anniversary of the immediately preceding Annual General Meeting.
19.8
No person shall be eligible for election as a Director of the Company unless nominated in accordance with the procedures set forth in this Article 19.  For the avoidance of doubt, any nomination made to the Company under this Article 19 shall be deemed to be validly received in accordance with the procedures set forth in this Article 19 unless the Board (acting by way of simple majority) determines that such nomination was not made in accordance with the foregoing procedures and notifies the relevant nominating shareholder in writing of that determination, setting out in detail the provisions of this Article 19 which were not complied with, (i) in respect of the Extraordinary General Meeting within 5 calendar days, or (ii) in all other circumstances, not within 15 calendar days, in each case, of receipt of the relevant nomination.  Any nomination which is not rejected by the Board in accordance with the foregoing requirements shall be deemed to be valid and shall be specified in the notice of meeting which is circulated pursuant to Article 19.2, 19.3 or 14.4 (as applicable) and put to a vote of the shareholders at the relevant meeting.

19.9
Notwithstanding any other provisions of these Articles, (a) prior to the Termination Date, Directors may be removed only in accordance with Article 19.1.5; and (b) from and after the Termination Date, any Director or the entire Board of Directors may be removed at any time, but only for Cause and only by an Enhanced Special Resolution.

19.10
No proposal by a shareholder to remove a Director shall be voted upon at a meeting of the shareholders unless such shareholder has given timely notice thereof in proper written form to the Company.  To be timely, a shareholder's notice to the Company must be delivered to or mailed and received at the Registered Office of the Company not less than sixty (60) calendar days nor more than one hundred eighty (180) calendar days prior to the one-year anniversary date of the immediately preceding Annual General Meeting.  To be in proper written form, a shareholder's notice must set forth: (a) a statement of the grounds, if any, on which such Director is proposed to be removed, (b) evidence reasonably satisfactory to the Secretary of such shareholder's status as such and of the number of shares of each class of shares of the Company beneficially owned by such shareholder, and (c) a list of the names and addresses of other shareholders of the Company, if any, with whom such shareholder is acting in concert, and the number of shares of each class of shares of the Company beneficially owned by each such shareholder.

19.11
No shareholder proposal to remove a Director shall be voted upon at an Annual General Meeting unless proposed in accordance with the procedures set forth in this Article 19.  If the Board (acting by simple majority) determines, based on the facts, that a shareholder proposal to remove a Director was not made in accordance with the foregoing procedures, the chairman shall declare to the meeting that a proposal to remove a Director of the Company was not made in accordance with the procedures prescribed by these Articles, and such defective proposal shall be disregarded.

19.12.	[Reserved.]

19.13	Rights and Authority of Majority Lender Directors
Prior to the Termination Date, the following limitations apply in relation to the activities of the Company:
19.13.1
Major Action Approval Rights.  The Company shall not, nor shall it permit any Group Company to, directly or indirectly, take any of the actions set forth on Schedule 1 unless such action has been expressly approved by the Board of Directors, which approval includes Majority Lender Directors.

19.13.2
Other Approval Rights.  The Company shall not, nor shall it permit any Group Company to, directly or indirectly, take any of the following actions unless such action has been expressly approved by the Board of Directors, which approval includes Majority Lender Directors:

(a)
the establishment, adoption, entering into, amendment or modification to, termination of, or waiver of any provision under, the MEP or any other equity incentive plan, bonus incentive plan, severance plan, or employee benefit plan;

(b)
the grant or award of any severance, equity or non-cash bonus entitlement to any director, officer or employee of Company or any of its Subsidiaries, including any grant or any other equity incentive plan or non-cash bonus incentive plan, or any amendment to or waiver of any term of any such grant or award;

(c)
the establishment or approval of the annual operating budget of the Company (the "Annual Approved Budget") and any amendments, modifications or supplements thereto, which Annual Approved Budget shall constitute the "Annual Approved Budget" referenced in the Management Agreement;

(d)
the approval or payment of any salary, bonus or other compensation to (i) any Director, (ii) Mr. George Economou, (iii) Mr. Anthony Kandylidis or (iv) any Family Member of any of the persons identified in the foregoing clauses (i) though (iii);

(e)
the following actions taken under or otherwise in respect of the Management Agreement: (i) each of the actions set forth in Article 19.13.3 below; (ii) the approval of manning services and fees; (iii) the approval of the payment of any fees or other amounts except as provided in the Management Agreement; (iv) the exercise of termination rights and remedies; (v) the amendment, modification or supplement of, or the waiver of any provision under, the Management Agreement; and (vi) the acceleration of any payment under the Management Agreement;

(f)	the making of any Election other than one referred to in Article 40.2;
(g)	request a reduction of services to be provided under the Management Agreement;
(h)	the Company's or any Group Company's approval of any subcontracting or assignment by the Manager of its rights or obligations under the Management Agreement; and
(i)	entering into any agreement to do any of the foregoing.
19.13.3
Exclusive Authority of Majority Lender Directors.  The Majority Lender Directors will have the exclusive power and authority to direct and cause the Company and its Subsidiaries to take any of the following actions:

(a)	exercise all termination rights and remedies of any Group Company under the Management Agreement;

(b)	cure any default of any Group Company under the Management Agreement, including making payments on behalf of the Company or such Subsidiary of the Company as required under the Management Agreement;
(c)	establish the goals and resulting bonus payable with respect to the "Strategic Priorities Metric" (as defined in the Management Agreement);
(d)	request services under the Management Agreement;
(e)	request information pursuant to Section 12.4 of the Management Agreement or any successor provision;
(f)	rescind a termination of the Management Agreement; and
(g)	in connection with disputes arising under the Management Agreement, select an arbitrator on behalf of the Company and its Subsidiaries under the Management Agreement.
In furtherance of the foregoing, to the extent one or more officers of the Company or any of its Subsidiaries are directed to take any action by not less than two Lender Directors pursuant to this Article 19.13.3 and fail to promptly take such action as directed, not less than two Lender Directors shall have the power and authority to hire and appoint, and set the compensation and other employment terms for, one or more authorized officers of the Company and delegate authority to such officer or officers to take such action.
19.13.4
No Action Prior to Lender Director Appointment.  Prior to the appointment of the three Lender Appointing Persons, the Company shall not take any action if such action would otherwise require Lender Directors' approval. For the avoidance of doubt, if three Lender Appointing Persons have not been determined within 2 business days after the date of adoption of these Articles, the Board cannot take any action after such date, other than to assist in determining the three Lender Appointing Persons and subsequent appointment of the three Lender Directors.

19.13.5
Right to Separate Counsel.  The various Directors shall have the right to retain separate legal counsel on their behalf as they deem necessary, and incur reasonable fees and expenses in connection therewith, at the expense of Company.

19.13.6	Notices. The Company shall promptly provide to the Lender Directors a copy of any notice any Group Company receives from the Manager pursuant to the Management Agreement.
19.13.7
Listing.  If at any time the Shares are no longer listed on the Nasdaq Global Select Market, at the direction of Majority Lender Directors, (i) the Company shall, and the Shareholders shall take all Necessary Action to cause the Company to, use commercially reasonable efforts to cause the Shares to be listed on the Nasdaq Global Select Market or, subject to the approval of the Majority Lender Directors, another U.S. national securities exchange registered with the SEC and (ii) the Shareholders and the Company shall take such actions as are reasonably necessary to facilitate such listing, including meeting minimum director requirements, in each case to the extent such actions do not have a materially adverse impact on the rights or obligations of the Lender Shareholder Parties.

20	Vacation of Office of Director
20.1
Subject to Article 19.1, any vacancies in the Board of Directors for any reason, and any created directorships resulting from any increase in the number of directors, may be filled by the vote of not less than a majority of the members of the Board of Directors then in office, and any directors so chosen shall hold office until the next election of the class for which such directors shall have been chosen and until their successors shall be elected and qualified. No decrease in the number of directors shall shorten the term of any incumbent director. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more series of preferred shares shall have the right, voting separately as a class, to elect one or more directors of the Company, the then authorised number of directors shall be increased by the number of directors so to be elected, and the terms of the director or directors elected by such holders shall expire at the next succeeding Annual General Meeting. Notwithstanding any other provisions of these Articles, this Article 20.1 shall only be amended by an Enhanced Special Resolution.
20.2
The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

21	Proceedings of Directors
21.1
The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority of the Directors at the time in office, present in person or by proxy as provided in Article 21.10 or by conference telephone, shall constitute a quorum for the transaction of business.

21.2
Subject to the provisions of these Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.

21.3
A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting.

21.4
A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

21.5
Regular meetings of the Board of Directors may be held at such time and place as may be determined by resolution of the Board of Directors and no notice shall be required for any regular meeting. Except as otherwise provided by the Statute, any business may be transacted at any regular meeting.

21.6
Special Director Meetings of the Board of Directors may, unless otherwise prescribed by law, be called from time to time by the Chairman, a majority of the Board, or any officer of the Company who is also a Director ("Special Director Meetings"). The President or the Secretary shall call a Special Director Meeting of the Board upon written request directed to either of them by the Chairman, a majority of the Board of Directors, or any Officer of the Company who is also a director of the Company, stating the time, place, and purpose of such Special Director Meeting. Special Director Meetings shall be held on a date and at such time and at such place as may be designated in the notice thereof by the officer calling the meeting.

21.7
Notice of Special Director Meeting: Notice of the date, time and place of each Special Director Meeting of the Board of Directors shall be given to each Director at least forty-eight (48) hours prior to such meeting, unless the notice is given orally or delivered in person, in which case it shall be given at least twenty-four (24) hours prior to such meeting. For the purpose of this article, notice shall be deemed to be duly given to a Director if given to him personally (including by telephone) or if such notice be delivered to such Director by mail, telegraph, telefax, cablegram, telex, or teleprinter to his last known address. Notice of a meeting need not be given to any Director who submits a signed waiver of notice, whether before or after the meeting or who attends the meeting without protesting, prior to the conclusion thereof, the lack of notice to him.

21.8	The Directors may elect a chairman of their board and determine the period for which he is to hold office.
21.9
All acts done by any meeting of the Directors or of a committee of the Directors) shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

21.10
A Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him provided that individual is another Director and provided the proxy sets out the specific issues to be voted on. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

21.11
Voting: The vote of the majority of the Directors, present in person, by proxy, or by conference telephone, at a meeting at which a quorum is present shall be the act of the Directors. Any action required or permitted to be taken at a meeting may be taken without a meeting if all members of the Board consent thereto in writing.

22	Presumption of Assent
A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.
23	Directors' Interests, Related Party Transactions and Insider Trading Policy
23.1
No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the Director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (i) the material facts as to his or her relationship or interest as to the contract or transaction are disclosed or are known to the Board of Directors or a committee of the Board of Directors or such committee in good faith authorises the contract or transaction by the affirmative vote of a majority of the disinterested Directors, or, if the votes of the disinterested Directors are insufficient to constitute an act of the Board of Directors, by unanimous vote of the disinterested Directors; or (ii) the material facts as to his relationship or interest and as to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or (iii) the contract or transaction is fair as to the Company as of the time it is authorised, approved or ratified, by the Board of Directors, a committee thereof or the shareholders. Common or interested Directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.
23.2
Related Party Transactions.  Prior to the Termination Date, except with the approval of the Board of Directors, which approval must include Majority Lender Directors, the Company shall not, and shall not permit any Group Company to:

23.2.1	enter into any Related Party Transaction other than a Permitted Related Party Transaction; or
23.2.2
amend, modify, supplement, or terminate, waive any provision of, extend any provision or remedy related to, or accelerate any payment by any Person under, any Related Party Transaction (including any Permitted Related Party Transaction), other than any amendment, modification or supplement of a Permitted Related Party Transaction described in clause (c) of the definition thereof if, after giving effect to such amendment, modification or supplement, such Permitted Related Party Transaction would still constitute a Permitted Related Party Transaction.

23.3	Notwithstanding Article 23.1:
(a)
a Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine;

(b)
a Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director;

(c)
a Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company; and

(d)
a general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

23.4	Insider Trading Policy. The Company shall maintain an insider trading policy applicable to the Lender Directors and the respective Lender Appointing Person in the form set forth on Schedule 3 hereto.
24	Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.
25	Delegation of Directors' Powers
25.1	The Directors may in their sole discretion appoint or remove such officers of the Company ("Officers") as they deem necessary and may determine the remuneration of such Officers, if any.
25.2
The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any Officer or committee consisting of one or more Directors. They may also delegate to any Director or Officer holding any other executive office such of their powers, authorities and discretions as they consider desirable to be exercised by him. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by these Articles regulating the proceedings of Directors, so far as they are capable of applying.

25.3
The Board of Directors may, by resolution or resolutions passed by a majority of the entire Board, designate from among its members an executive committee to consist of one or more of the Directors of the Company, which, to the extent provided in said resolution or resolutions, or in these Articles, shall have and may exercise, to the extent permitted by law, the powers of the Board of Directors in the management of the business and affairs of the Company, and may have power to authorize the Seal to be affixed to all papers which may require it, provided, however, that no committee shall have the power or authority to (i) fill a vacancy in the Board or in a committee thereof, (ii) amend or repeal provisions of these Articles to the extent permitted by these Articles, (iii) amend or repeal any resolution of the entire Board, (iv) increase the number of Directors on the Board, or (v) remove any Director. In addition, the Board of Directors may, by resolution or resolutions passed by a majority of the entire Board designate from among its members other committees to consist of one or more of the Directors of the Company, each of which shall perform such function and have such authority and powers as shall be delegated to it by said resolutions or as provided for in these Articles, except that only the executive committee may have and exercise the powers of the Board of Directors. Members of the executive committee and any other committee shall hold office for such period as may be prescribed by the vote of a majority of the entire Board of Directors. Vacancies in membership of such committees shall be filled by vote of the board of Directors. Committees may adopt their own rules of procedure and may meet at stated times or on such notice as they may determine. Each committee shall keep a record of its proceedings and report the same to the Board when requested.

25.4
The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

25.5
The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.
25.6
The Directors may appoint such officers of the Company (including, for the avoidance of doubt and without limitation, any secretary) as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an officer of the Company may be removed by resolution of the Directors or Members. An officer of the Company may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

26	Remuneration of Directors
Subject to Article 19.13.2(d), the Board may from time to time, in its discretion, fix the amounts which shall be payable to members of the Board of Directors and to members of any committee, for attendance at the meetings of the Board or of such committee and for services rendered to the Company generally.
27	Officers
27.1
The Board of Directors shall appoint a president (the "President"), Secretary and treasurer and such other officers with such duties as it may deem necessary. Officers may be of any nationality, need not be residents of the Cayman Islands and may be, but are not required to be, Directors. Officers of the Company shall be natural persons except the secretary may be a corporate entity. Any two or more offices may be held by the same natural person.

27.2
Subject to Article 19.13.2, the salaries of the officers and any other compensation paid to them shall be fixed from time to time by the Board of Directors or any authorized committee thereof. The Board of Directors may at any meeting appoint additional officers. Each officer shall hold office until his successor shall have been duly appointed and qualified, except in the event of the earlier termination of his term of office, through death, resignation, removal or otherwise. Any officer may be removed by the Board at any time with or without Cause. Any vacancy in an office may be filled for the unexpired portion of the term of such office by the Board of Directors at any regular or Special Director Meeting.

27.3	Officers shall exercise such powers and perform such duties as may be assigned to them by the Board of Directors or the President.
27.4
Bond: The Board of Directors shall have power to the extent permitted by law, to require any officer, agent or employee of the Company to give bond for the faithful discharge of his duties in such form and with such surety or sureties as the Board of Directors may deem advisable.

28	Dividends, Distributions and Reserve
28.1
Subject to the Statute and this Article 28.1 and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law. The Board of Directors may fix a time not exceeding sixty calendar days preceding the date fixed for the payment of any dividend, the making of any distribution, the allotment of any rights or the taking of any other action, as a record time for the determination of the shareholders entitled to receive any such dividend, distribution, or allotment or for the purpose of such other action.
28.2
Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid pro rata in accordance with the number of Shares entitled to such Dividend. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date then such Share shall rank for Dividend accordingly.

28.3	The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.
28.4
The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

28.5
Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

28.6
The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

28.7
Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the shareholder or by cheque or warrant sent through the post directed to the registered address of the holder, in the case of joint holders, to the registered address of the shareholder who is first named on the Register of Members or to such person and to such address as such shareholder or joint shareholders may in writing direct or through the payment facilities of the Company's transfer agent or securities depositary. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

28.8
No Dividend or other distribution shall bear interest against the Company unless provided for in the resolutions through which such securities were issued. 28.9 Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company's name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

29	Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company's reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.
30	Books of Account
30.1
The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

30.2
Subject to Articles 30.3 and 30.5 below, the Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

30.3
Each 5% Shareholder Party, and its representatives, advisors and auditors, shall, upon written demand, have the right upon reasonable notice and during the usual hours for business to have access to personnel, accountants, auditors, counsel, properties and information of the Company or any Group Company, including the right to inspect the books, records, business operations, internal controls and policies of the Group Companies; provided, however, that no person that is a Competitor shall have any access, inspection or other rights under this Article 30.3. Any request made pursuant to this Article 30.3 shall (1) be in writing, and (2) describe with reasonable particularity the records or information desired, and (3) contain a certification of the Shareholder certifying the purpose of such inspection, which must be reasonably related to the Shareholder Party's interests as a Shareholder. The Company shall cause its and the other Group Companies' personnel, accountants, auditors, and counsel to make themselves available for meetings or other discussions with such 5% Shareholder Party or its representatives, advisors or auditors, as the case may be. All information provided pursuant to this Article 30.3 shall be subject to the following confidentiality restrictions: (a) the Shareholder shall use any disclosed information only for the purposes disclosed to the Company in the Shareholder's request for information and not for any other purpose; (b) except as reasonably necessary in connection with asserting any claim, in the Shareholder's capacity as a Shareholder, against the Company, or any of the Company's Directors, Officers, employees, or agents, the Shareholder shall not disclose, publish, or communicate the disclosed information to any Person, other than its advisors who also have agreed to protect the confidentiality of the disclosed information; and (c) the restrictions contained in clauses (a) and (b) above will not apply to any disclosed information that: (i) was in the public domain at the time it was received by the Shareholder; or (ii) enters the public domain, through no action of the Shareholder or any of its employees, agents, or advisors, subsequent to the time it was received by the Shareholder. Notwithstanding anything to the contrary in this Article 30.3, each such 5% Shareholder Party may provide prospective purchasers of its Shares with due diligence information held by it, provided that such prospective purchaser has entered into a non-disclosure agreement with such disclosing 5% Shareholder Party on terms at least as restrictive on such prospective purchaser as this Article 30.3 is on such Member.
30.4
The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

30.5	Reports.
30.5.1
The Company shall make available to each shareholders on a site or in an electronic data room accessible to all shareholders, make available to the public on a freely-accessible section of the Company's website and, upon request of any shareholders, deliver to such shareholders, the following financial and business information relating to the Group Companies, and with respect to clauses (i) and (ii) below, accompanied by a reasonably detailed narrative discussion of the changes in the Company's financial condition and results of operations compared with the prior periods presented, which will, with respect to the Company's audited consolidated annual financial statements, be in form and substance substantially the same as the discussion contained in the "Management Discussion & Analysis" section of an Exchange Act report:

Annual Financial Statements. As available and in any event no later than 90 days after the end of each fiscal year of the Company, a true and complete copy of the audited consolidated balance sheet and the related consolidated statements of operations, shareholders' equity and cash flows of the Group Companies as of and for such fiscal year then ended, together with the notes relating thereto, all in reasonable detail and accompanied by a copy of the audit report of the Company's independent public accountants, which report shall be unqualified as to the scope of the audit and shall state that such consolidated financial statements present fairly the consolidated financial position, results of operations and cash flows of the Group Companies as of the dates thereof and for such fiscal year then ended in accordance with United States generally accepted accounting principles consistently applied; and
Quarterly Financial Statements. As soon as available and in any event no later than 45 days after the end of each of the first three quarters of each fiscal year of the Company, a true and complete copy of the unaudited consolidated balance sheet and related consolidated statements of operations, shareholders' equity and cash flows of the Group Companies as of and for the period then ended, prepared in accordance with United States generally accepted accounting principles consistently applied, subject only to the absence of footnotes and normal year-end audit adjustments.
30.5.2
Promptly, and in no event later than 15 days, after issuing the annual and quarterly reports described in Article 30.5.1, the Company shall hold a conference call to discuss the information contained in such annual and quarterly reports, including the results of the Company's operations and the financial performance of the Company, and to answer questions related thereto. Such conference calls shall be open to all interested parties and the Company shall provide access to each such conference call on the Company's website.
30.6
Each Lender Shareholder Party shall, upon written request, have the right upon reasonable notice and during the usual hours for business to receive a copy of a form of Governance Agreements. Any Lender Shareholder Party (other than the Governance Parties from time to time) may elect to become party to a Governance Agreement and, upon execution of a Governance Agreement, the Company and the Group Companies party thereto shall execute and deliver to such Lender Shareholder Party such Governance Agreement and, thereafter, such Lender Shareholder Party shall be a Governance Party.

31	Winding Up
31.1
If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors' claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)
if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company's issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)
if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company's issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

31.2
If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

32	Indemnity and Insurance
32.1
Every Director and Officer of the Company (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former Officer of the Company (each an "Indemnified Person") shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur (i) by reason of their own actual fraud or wilful default, or (ii) as a result of the insurance policy maintained by the Company not available due to such person's willful failure to disclose to the insurance provider (where, in the absence of such failure to disclose, the insurance maintained by the Company would have otherwise been available). No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect)

of the carrying out of their functions unless that liability arises through the actual fraud or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud or wilful default under this Article 32 unless or until a court of competent jurisdiction shall have made a final and un-appealable finding to that effect.
32.2
The Company shall advance to each Indemnified Person reasonable attorneys' fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article 32. If it shall be determined by a final un-appealable judgment or other final un-appealable adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

32.3
No director shall be personally liable to the Company or any of its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Statute as the same exists or may hereafter be amended. If the Statute is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent authorized by the Statute, as so amended. Any repeal or modification of this Article 32.3 shall not adversely affect any right or protection of a director of the Company existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

32.4
Subject to market availability, the Directors, on behalf of the Company, shall purchase and maintain insurance for the benefit of any Director or other officer of the Company who is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including any Group Company against any against any expense, liability or loss asserted, against such person and incurred by such person in any such capacity, or arising out of such person's status as such, which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company, with coverage of not less than $400,000,000.

33	Financial Year
Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.
34	Transfer by Way of Continuation
If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.
35	Seal

The Seal, if any, shall be circular in form, with the name of the Company in the circumference and such other appropriate legend as the Board of Directors may from time to time determine.
36	Post-Termination Date
On and following the Termination Date, the Company or any of its Subsidiaries cannot amend, modify, replace or refinance (including without limitation any sale, assignment, transfer, conveyance, disposal, pledge, swap, repo, sub-participation or refinancing of), any Company-Held Debt and any transaction relating to or involving such Company-Held Debt (other than the termination or cancellation thereof by the Company or any of its Subsidiaries), unless such amendment, modification, replacement or refinancing is approved by Enhanced Special Resolution.
37	Mergers and Consolidations
The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution. Prior to the Termination Date, any of action undertaken pursuant to this Article 37 shall also be subject to the approval of Majority Lender Directors pursuant to Article 19.13.1 hereof.
38	[Reserved]
39	Petition to Wind-Up the Company
The Company may, with the sanction of an Enhanced Special Resolution, present a petition to the Grand Court of the Cayman Islands seeking to wind up the Company.
40	Tax Matters
40.1
Upon written request from a Shareholder, the Company shall provide such Shareholder any information reasonably requested by the Shareholder in connection with the Shareholder's tax filing or other reporting obligations.

40.2
For each of the Group Companies, other than the Company, an Election has been made with effect prior to the Restructuring Effective Date for such Group Company to be treated as a disregarded entity for US federal income tax purposes.

SCHEDULE 1
MAJOR ACTIONS
Each of the following actions, whether by the Company or any of its Subsidiaries:
1.	All issuances and purchases of debt and equity, including:
(a)
Equity Issuances: Any issuance of Shares or other equity interests of the Company or any Subsidiary of the Company, except for issuances of equity interests by a Subsidiary of the Company to the Company or a wholly-owned Subsidiary of the Company.

(b)
Redemptions of equity interests: Any redemption, repurchase, retirement, combination, split, reverse split or reclassification of Shares or other equity interests of the Company or any Subsidiary of the Company, other than a redemption in order to effect the conversion of Shares pursuant to Article 3.7.

(c)	Indebtedness:
(1)  Any guarantee, assumption or incurrence of, or grant of any security interests by the Company or any of its Subsidiaries to secure, indebtedness, other than (i) trade indebtedness incurred in the ordinary course of business of the Company or such Subsidiary; (ii) the indebtedness already existing on the date hereof and set forth on Schedule 2 to these Articles (as amended modified, replaced or refinanced on and as of the date hereof), and any transaction relating to or involving such indebtedness; (iii) refinancing of the Term Loan Facility on no less favorable terms to the Group Companies (the "Permitted Facility Refinancing"); (iv) $200,000,000 super senior revolver as permitted pursuant to the Term Loan Facility (the "Permitted Revolver"); and (v) guarantees associated with drilling contracts.
(2)  Any transaction relating to or involving any indebtedness acquired, owned or held by the Company or any of its Subsidiaries as a result of, or following, the consummation of the restructuring described in Schedule 3 (Restructuring) of the Restructuring Agreement the ("Company-Held Debt"), including without limitation any sale, assignment, transfer, conveyance, disposal, pledge, swap, repo, sub-participation or refinancing thereof.
(d)
Liens: Any creation of, or permitting the creation of or suffering to exist, by the Company or any of its Subsidiaries any mortgage or fixed or floating charge, lien (other than a lien arising by operation of law) or other encumbrance over the whole or any part of the undertaking, property or assets of the Company or such subsidiary, other than liens securing (i) trade indebtedness incurred in the ordinary course of business of the Company or such Subsidiary; (ii) the indebtedness already existing on the date hereof and set forth on Schedule 2 to these Articles and identified on such Schedule as being secured by a lien; (iii) the Permitted Facility Refinancing to the extent the same as those grant under the Term Loan Facility; and (iv) the Permitted Revolver.

(e)
Debt Redemptions and Repurchases: Any redemption or repurchase of any debt securities, or prepayment of any other indebtedness, of the Company or any of its Subsidiaries not required by the terms of such debt securities or other indebtedness;

2.	All asset sales and purchases, including:
(a)
Any direct or indirect sale, lease, or other conveyance or purchase or other acquisition of assets (including equity interests in any entity and any intellectual property but excluding acquisitions of vessels) by the Company or any of its Subsidiaries in a single transaction or a series of related transactions involving greater than $10,000,000 in value and/or payments.

(b)
New Builds: Any commitment to construct or the construction of, any new vessel, or any purchase or acquisition of any vessel, in each case by the Company or any of its Subsidiaries which, when taken together with all other commitments, constructions, purchases and acquisitions of vessels of the Company and its Subsidiaries, involve greater than $1,000,000 in value and/or payments in any year.

3.	All merger or acquisition transactions, including:
(a)	Sales of the Business: Any sale transaction pursuant to which any Person or Persons acquire (i) equity interests in the Company possessing either (x) a majority of the economic rights or (y) voting power to elect a majority of the Board (whether by merger, consolidation or sale or transfer of the Company's equity interests) or (ii) all or substantially all of the assets of any Company;
(b)
Other Corporate Transactions: Entering into by the Company or any of its Subsidiaries of any recapitalization or reorganization with any other Person, whether in a single transaction or a series of related transactions.

4.	All material new contracts and material amendments to contracts, including:
(a)
Material Contracts: (i) Entering into any Material Contract by the Company or any of its Subsidiaries or (ii) amending, modifying, supplementing, extending or terminating, or waiving or extending any provision or remedy related to, the Management Agreement or any other Material Contract by the Company or any of its Subsidiaries, or (iii) accelerate any payment by any Company or any of its Subsidiaries under any Material Contract or the Management Agreement.

(b)
Investments and Loans: The making of any investment in or loaning any funds or money, extending credit, or otherwise providing financial accommodations to any Person (other than a wholly-owned Subsidiary of the Company) by the Company or any of its Subsidiaries.

5.	All material corporate structure changes, including:
(a)
Organizational Documents: The amendment to, or waiver of any of the provisions of, the Organizational Documents of Company or any of its Subsidiaries, or entering into or approving any merger, consolidation, amalgamation, recapitalization or other form of business combination involving Company or any of its Subsidiaries.

(b)
Change in Corporate Entity: The Company or any of its Subsidiaries converting to, or entering into any transaction that has the effect of converting to, another type of business entity or changing the jurisdiction of incorporation.

(c)
Liquidations, etc.: Commencement by the Company or any of its Subsidiaries of any liquidation, dissolution or voluntary bankruptcy, administration, insolvency proceeding, recapitalization or reorganization in any form of transaction, any arrangement with creditors, or the consent to entry of an order for relief in an involuntary case, or the conversion of an involuntary case to a voluntary case, or the consent to any plan of reorganization in any involuntary or voluntary case, or the consent to the appointment or taking possession by a receiver, trustee or other custodian for all or any portion of its property, or otherwise seek the protection of any applicable bankruptcy or insolvency law.

(d)
Subsidiaries: The establishment of any Subsidiaries outside of the ordinary course of business and the terms, provisions and conditions of its Organizational Documents (whether at inception or as a result of an amendment thereto) (i) shall not include any item that could reasonably be expected to conflict with the rights, obligations and terms of these Articles, and (ii) shall contain an express statement that such Subsidiary shall not take, or omit to take, any action contrary to the these Articles.

6.	All related party transactions, including all Related Party Transactions other than Permitted Related Party Transactions.
7.	The Company or any of its Subsidiaries entering into any agreement to do any of the foregoing.

SCHEDULE 2
EXISTING DEBT
SAVE FOR THE TERM LOAN FACILITY THERE IS NONE

SCHEDULE 3
INSIDER TRADING POLICY

OCEAN RIG UDW INC.
INSIDER TRADING POLICY
 (Adopted as of 18 September, 2017)
This Insider Trading Policy (this "Policy") provides guidelines to directors, observers, officers, employees, agents, advisors and consultants of OCEAN RIG UDW INC. and its subsidiaries (the "Company") with respect to transactions in the Company's securities (such as common shares, options to buy or sell common shares, warrants and convertible securities) and derivative securities relating to the Company's common shares, whether or not issued by the Company (such as exchange-traded options) for the purpose of promoting compliance with applicable securities laws.
This Policy applies to directors1, observers, officers, employees, agents, advisors, consultants and any Related Persons (as defined below) who receive or are aware of Material, Non-Public Information (as defined below) regarding (1) the Company and (2) any other company with publicly-traded securities, including the Company's customers, joint-venture or strategic partners, vendors and suppliers ("business partners"), obtained in the course of employment by or in association with the Company. This Policy also applies to any person who receives Material, Non-Public Information from an insider. The people to whom this Policy applies are referred to in this Policy as "insiders." All insiders must comply strictly with this Policy.
To avoid even the appearance of impropriety, additional restrictions on trading Company securities apply to the Company's directors, observers, officers and certain other members of management who we refer to as being in the "Window Group." See Section III.
The Company reserves the right to amend or rescind this Policy or any portion of it at any time and to adopt different policies and procedures at any time consistent with the Second Amended and Restated Memorandum and Articles of Association of the Company. In the event of any conflict or inconsistency between this Policy and any other materials distributed by the Company, this Policy shall govern. If a law conflicts with this Policy, you must comply with the law.
You should read this Policy carefully and ask questions of the Company's Outside U.S. Counsel. As used herein, "Outside U.S. Counsel" means Gary Wolfe, Esq. of Seward & Kissel LLP or such other attorney as shall be designated from time to time by the Chief Financial Officer of the Company. Additionally, those insiders identified by the Company as being in the "Window Group" and who have been notified that they have been so identified must promptly sign and return the certification attached as Annex A  acknowledging receipt and review of this Policy to:
Iraklis Sbarounis
c/o Ocean Rig Cayman Management Services SEZC Limited
 3rd Floor Flagship Building

1 For the avoidance of doubt, if a director also is an employee of an investment manager who manages private funds and accounts, this policy shall not apply to the trading activity of such funds and accounts.

Harbour Drive, Grand Cayman, Cayman Islands
I.	Definitions and Explanations
A.	Material, Non-Public Information
1.	What Information is "Material"?
It is not possible to define all categories of material information. However, information should be regarded as material if there is a substantial likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Company's securities. Information that is likely to affect the price of a company's securities is almost always material. It is also important to remember that either positive or negative information may be material.
While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material information. Common examples of material information include:
•	Unpublished financial results (annual, quarterly or otherwise);
•	Unpublished projections of future earnings or losses;
•	News of a pending or proposed merger;
•	News of a significant acquisition or a sale of significant assets;
•	Impending announcements of bankruptcy or financial liquidity problems;
•	Gain or loss of a substantial customer or supplier;
•	Changes in the Company's distribution or dividend policy;
•	Share splits;
•	Changes in the Company's credit rating;
•	New equity or debt offerings;
•	Significant developments in litigation or regulatory proceedings; and
•	Changes in senior management.
OCEAN RIG UDW INC. INSIDER TRADING POLICY, PAGE 2

The above list is for illustration purposes only. If securities transactions become the subject of scrutiny, they will be viewed after-the-fact and with the benefit of hindsight. Therefore, before engaging in any securities transaction, you should consider carefully how the Securities and Exchange Commission ("SEC") and others might view your transaction in hindsight and with all of the facts disclosed.
2.	What Information is "Non-Public"?
Information is "non-public" if it has not been previously disclosed to the general public and is otherwise not generally available to the investing public. In order for information to be considered "public," it must be widely disseminated in a manner making it generally available to the investing public and the investing public must have had time to absorb the information fully. Generally, one should allow one full Trading Day following publication as a reasonable waiting period before information is deemed to be public.
B.	Related Person
"Related Person" means, with respect to the Company's insiders:
•	Any spouse, minor child, minor stepchild and anyone else living in the insider's household;
•	Partnerships in which the insider is a general partner;
•	Trusts of which the insider is a trustee; and
•	Estates of which the insider is an executor.
Although a person's parent or sibling may not be considered a Related Person (unless living in the same household), a parent or sibling may be considered a "tippee" for securities law purposes.
C.	Trading Day
"Trading Day" means a day on which national stock exchanges or the Over-The-Counter Bulletin Board Quotation System are open for trading, and a "Trading Day" begins at the time trading begins.
II.	General Policy
This Policy prohibits insiders from trading or "tipping" others who may trade in the Company's securities while aware of Material, Non-Public Information about the Company. Insiders are also prohibited from trading or tipping others who may trade in the securities of another company if they learn Material, Non-Public Information about the

OCEAN RIG UDW INC. INSIDER TRADING POLICY, PAGE 3

other company in connection with their employment by or relationship with the Company. These illegal activities are commonly referred to as "insider trading."
All insiders should treat Material, Non-Public Information about the Company's business partners with the same care required with respect to Material, Non-Public Information related directly to the Company.
A.	Trading on Material, Non-Public Information
No insider or Related Person shall engage in any transaction involving a purchase or sale of the Company's securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she is aware of Material, Non-Public Information concerning the Company, and ending at the beginning of the second Trading Day following the date of public disclosure of the Material, Non-Public Information, or at the time that the information is no longer material.
B.	Tipping Others of Material, Non-Public Information
No insider shall disclose or tip Material, Non-Public Information to any other person (including Related Persons) where the Material, Non-Public Information may be used by that person to his or her profit by trading in the securities of the company to which the Material, Non-Public Information relates, nor shall the insider or the Related Person make recommendations or express opinions on the basis of Material, Non-Public Information as to trading in the Company's securities.
C.	Confidentiality of Material, Non-Public Information
Material, Non-Public Information relating to the Company is the Company's property and the unauthorized disclosure of Material, Non-Public Information is prohibited. If an insider receives any inquiry from outside the Company (such as a securities analyst) for information (particularly financial results and/or projections) that may be Material, Non-Public Information, the inquiry should be referred to the Company's Chief Financial Officer and the Company's Outside U.S. Counsel, who are responsible for coordinating and overseeing the release of that information to the investing public, securities analysts and others in compliance with applicable laws and regulations.
D.	Post-Termination Transactions
The guidelines set forth in this Section II continue to apply to transactions in the Company's securities even after the insider has terminated employment or other service relationship with the Company as follows: if the insider is aware of Material, Non-Public Information when his or her employment or service relationship terminates, the insider may not trade in the Company's securities until that information has become public or is no longer material.
OCEAN RIG UDW INC. INSIDER TRADING POLICY, PAGE 4

E.	Certain Exceptions
The exercise of share options or vesting of restricted shares under the Company's plans, the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option or award of restricted shares to satisfy tax withholding obligations and the purchase of shares through a Company employee share purchase plan, if any, are exempt from this Section II. This Section II does apply, however, to any sale of shares acquired by exercising any such option, the vesting of restricted shares or pursuant to a share purchase plan, including any such sale as part of a broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.
III.	Additional Trading Guidelines and Requirements for Window Group
A.	Blackout Period and Trading Window
The period (i) beginning at the close of market on the last calendar day of each fiscal quarter or year and (ii) ending after one full Trading Day following the date of public disclosure of the financial results for that fiscal quarter ("Blackout Period") is a particularly sensitive period of time for transactions in the Company's securities from the perspective of compliance with applicable securities laws. This sensitivity is due to the fact that those certain insiders identified by the Company as being in the "Window Group" will, during the Blackout Period, often be aware of Material, Non-Public Information about the expected financial results for the quarter. Those insiders in the Window Group are prohibited from trading during the Blackout Period. Insiders who have not been identified as being in the Window Group should adhere to the general prohibitions set forth in this Policy.
To ensure compliance with this Policy and applicable federal and state securities laws, the Company requires that the Window Group refrain from executing transactions involving the purchase or sale of the Company's securities other than during the period commencing at the open of market after the expiration of one full Trading Day following the date of public disclosure of the financial results for a particular fiscal quarter or year and continuing until the close of market on the last calendar day of each fiscal quarter or year ("Trading Window"). The safest period for trading in the Company's securities, assuming the absence of Material, Non-Public Information, is generally the first 10 days of the Trading Window.
The prohibition against trading during the Blackout Period encompasses the fulfillment of "limit orders" by any broker, and the brokers with whom the limit order is placed must be so instructed at the time it is placed. The prohibition against trading during the Blackout Period does not apply to transactions involving (1) the exercise of share options or vesting of restricted shares under the Company's plans (however, any shares acquired must be held until the Blackout Period has expired), (2) the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option or award of restricted shares
OCEAN RIG UDW INC. INSIDER TRADING POLICY, PAGE 5

to satisfy tax withholding requirements or (3) the purchase of shares through a Company employee share purchase plan, if any (however, any shares so acquired must be held until the Blackout Period has expired). The Blackout Period does apply, however, to any sale of shares as part of a broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.
From time to time, the Company may also prohibit the Window Group from trading the Company's securities because of developments known to the Company and not yet disclosed to the public. In this event, the Window Group may not engage in any transaction involving the purchase or sale of the Company's securities until the information has been known publicly for at least two full Trading Days and should not disclose to others the fact of the trading suspension.
It should be noted that even during the Trading Window, any person aware of Material, Non-Public Information concerning the Company should not engage in any transactions in the Company's securities until the information has been known publicly for at least one full Trading Day, whether or not the Company has recommended a suspension of trading to that person. Trading in the Company's securities during the Trading Window should not be considered a "safe harbor," and all insiders should use good judgment at all times.
B.	Pre-Clearance of Trades
The Company has determined that the Window Group must not trade in the Company's securities, even during a Trading Window, without first complying with the Company's "pre-clearance" process. Any director or other member of the Window Group must contact the Company's Outside U.S. Counsel prior to commencing any trade in the Company's securities. The Outside U.S. Counsel will consult, as necessary, with senior management before clearing any proposed trade. Any proposed trade cleared by the Company's Outside U.S. Counsel shall be reported immediately to the Company's Chief Financial Officer.
Please note that clearance of a proposed trade by the Company's Outside U.S. Counsel does not constitute legal advice regarding or otherwise acknowledge that a member of the Window Group does not possess Material, Non-Public Information. Employees must ultimately make their own judgments regarding, and are personally responsible for determining, whether they are in possession of Material, Non-Public Information.
C.	Hardship Waivers
The guidelines specified in Sections II and III may be waived, at the sole discretion of the chairman of the Audit Committee of the Company. If compliance would create severe hardship or prevent an insider within the Window Group from complying with a court order, as in the case of a divorce settlement. Any exception
OCEAN RIG UDW INC. INSIDER TRADING POLICY, PAGE 6

approved by the Audit Committee chairman shall be reported immediately to the Company's Outside U.S. Counsel.
IV.	Planned Trading Programs
Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") provides an affirmative defense to an allegation that a trade has been made on the basis of Material, Non-Public Information. Under the affirmative defense, insiders may purchase and sell securities even when aware of Material, Non-Public Information. To meet the requirements of Rule 10b5-1, each of the following elements must be satisfied.
•	The purchase or sale of securities was effected pursuant to a pre-existing plan; and
•	The insider adopted the plan while unaware of any Material, Non-Public Information.
The general requirements of Rule 10b5-1 are as follows:
•
Before becoming aware of Material, Non-Public Information, the insider shall have (1) entered into a binding contract to purchase or sell the Company's securities, (2) provided instructions to another person to execute the trade for his or her account, or (3) adopted a written plan for trading the Company's securities (each of which is referred to as a "Rule 10b5-1 Plan").

•
With respect to the purchase or sale of the Company's securities, the Rule 10b5-1 Plan either: (1) expressly specified the amount of the securities (whether a specified number of securities or a specified dollar value of securities) to be purchased or sold on a specific date and at a specific price; (2) included a written formula or algorithm, or computer program, for determining the amount of the securities (whether a specified number of securities or a specified dollar value of securities), price and date; or (3) provided an employee or third party who is not aware of Material, Non-Public Information with discretion to purchase or sell the securities without any subsequent influence from the insider over how, when or whether to trade.

•
The purchase or sale that occurred was made pursuant to a written Rule 10b5-1 Plan. The insider cannot deviate from the plan by altering the amount, the price, or the timing of the purchase or sale of the Company's securities. Any deviation from, or alteration to, the specifications will render the defense unavailable. Although deviations from a Rule 10b5-1 Plan are not permissible, it is possible for an insider acting in good faith to modify the plan at a time when the insider is unaware of any Material, Non-Public Information. In such a situation, a purchase or sale that complies with the modified plan will be treated as a transaction pursuant to a new plan

OCEAN RIG UDW INC. INSIDER TRADING POLICY, PAGE 7

•
An insider cannot enter into a corresponding or hedging transaction, or alter an existing corresponding or hedging position with respect to the securities to be bought or sold under the Rule 10b5-1 Plan.

Since adopting a Rule 10b5-1 Plan is tantamount to an investment decision, the Rule 10b5-1 Plan may be adopted only during an open Trading Window when both (1) insider purchases and sales are otherwise permitted under this Policy and (2) the insider does not possess any Material, Non-Public Information. All adoptions of a Rule 10b5-1 Plan and any proposed alterations, modifications or early terminations of a Rule 10b5-1 Plan must be pre-cleared in writing in advance of adoption by the Outside U.S. Counsel and prompt disclosure regarding the plan's adoption, alteration, modification or early termination may be made through a press release or Current Report on Form 6-K. Insiders are not permitted to have multiple Rule 10b5-1 Plans in operation. Further, please note that if trading in the Company's shares is suspended for any reason, such suspension shall take effect notwithstanding the existence of a Rule 10b5-1 Plan.
V.	Potential Criminal and Civil Liability and/or Disciplinary Action
A.	SEC Enforcement Action
The adverse consequences of insider trading violations can be significant and currently include, without limitation, the following:
1.	For individuals who trade on Material, Non-Public Information (or tip information to others):
•	A civil penalty of up to three times the profit gained or loss avoided resulting from the violation;
•	A criminal fine of up to $5.0 million (no matter how small the profit); and/or
•	A jail term of up to 20 years.
2.	For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:
•	A civil penalty of up to the greater of $1.978 million or three times the profit gained or loss avoided as a result of the insider's violation;
•	A criminal penalty of up to $25.0 million; and/or
•	The civil penalties may extend personal liability to the Company's directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.
OCEAN RIG UDW INC. INSIDER TRADING POLICY, PAGE 8

B.	Disciplinary Action by the Company
Persons who violate this Policy may be subject to disciplinary action by the Company.
*  *  *  *
This document states a policy of OCEAN RIG UDW INC. and is not intended to be regarded as the rendering of legal advice.
OCEAN RIG UDW INC. INSIDER TRADING POLICY, PAGE 9

ANNEX A
INSIDER TRADING POLICY
 CERTIFICATION
I have read and understand the Insider Trading Policy (the "Policy") of OCEAN RIG UDW INC. (the "Company"). I agree that I will comply with the policies and procedures set forth in the Policy. I understand and agree that, if I am an employee of the Company or one of its subsidiaries or other affiliates, my failure to comply in all respects with the Company's policies, including the Policy, is a basis for termination for cause of my employment with the Company and any subsidiary or other affiliate to which my employment now relates or may in the future relate.
I am aware that this signed Certification will be filed with my personal records in the Company's Human Resources Department.

________________________________
 Signature

________________________________
 Type or Print Name

________________________________
 Date
A-1

SCHEDULE 4
 SCHEME SANCTION ORDER

IN THE GRAND COURT OF THE CAYMAN ISLANDS
FINANCIAL SERVICES DIVISION

CAUSE NO. FSD 101 OF 2017 (RPJ)

In Open Court
4, 5 and 6 September 2017
Before the Honourable Mr Justice Parker

IN THE MATTER OF SECTION 86 OF THE COMPANIES LAW (2016 REVISION)
AND IN THE MATTER OF OCEAN RIG UDW INC. (IN PROVISIONAL LIQUIDATION)

ORDER

UPON hearing the Petition presented herein by Ocean Rig UDW Inc. (in provisional liquidation) (the "**Petitioner**") on 22 May 2017

AND UPON reading the affidavits set out in the Schedule annexed to this Order and the respective exhibits thereto

AND UPON hearing Leading Counsel for the Petitioner, Leading Counsel for the Ad Hoc Group, Leading Counsel for Highland Capital Management LP, Counsel for the Joint Provisional Liquidators and Counsel for the DRH Group

THIS COURT HEREBY SANCTIONS the Scheme of Arrangement, a copy of which is annexed hereto, pursuant to section 86(2) of the Companies Law (2016 Revision) so as to be binding on the Petitioner and the Scheme Creditors (as defined therein)

AND IT IS HEREBY ORDERED AND DIRECTED AS FOLLOWS:

1 The Petitioner do deliver a sealed copy of this Order to the Registrar of Companies.

2 Costs reserved pending further Order.

3 The Petitioner, the Ad Hoc Group and the Joint Provisional Liquidators shall file and serve any written submissions relating to costs within 10 days of the date of this Order.

THIS ORDER is filed by Maples and Calder, attorneys for the Petitioner, whose address for service is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. (Ref: CJM/GWB/190688.05/52063203)

4 Highland Capital Management LP shall file and serve any response to such written submissions within 10 days of those submissions being filed.

DATED this 15 day of September 2017

FILED this 15 day of September 2017

THE HONOURABLE JUSTICE PARKER

THIS ORDER is filed by Maples and Calder, attorneys for the Petitioner, whose address for service is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. (Ref: CJM/GWB/190688.05/52063203)

2

Schedule

1 First and Second Affidavits of Eleanor G Fisher sworn on 24 May and 2 July 2017;

2 First Affidavit of Nollaig Murphy sworn on 24 May 2017;

3 First Affidavit of Stephen C Ashley sworn on 25 May 2017;

4 First, Second and Third Affidavits of Antonios Kandylidis sworn on 21 June, 2 July and 24 August 2017;

5 Expert Opinions of Allan L Gropper sworn on 22 March, 2 July and 23 August 2017;

6 Expert Opinion of Dennis J Reeder sworn on 22 March 2017;

7 Expert Opinion of Vincent R Vroom sworn on 4 May 2017;

8 First and Second Affidavits of Jon M. Poglitsch sworn on 20 June and 10 August 2017;

9 First Affidavit of Bradley A Robins sworn on 20 June 2017;

10 Expert Opinion of Basil M Karatzas sworn on 20 June 2017;

11 Expert Opinion of Paul N Silverstein sworn on 20 June 2017;

12 First Affidavit of Chad Griffin sworn on 2 July 2017;

13 First and Second Affidavits of Stephen Phillips sworn on 30 June and 17 August 2017;

14 First and Second Affidavits of James Daloia sworn on 30 June and 17 August 2017;

15 First and Second Affidavits of John Pike sworn on 2 July and 24 August 2017;

16 First and Second Affidavits of Rachel Baxendale sworn on 7 July and 24 August 2017,

17 First Affidavit of Scott Ellington sworn on 15 August 2017;

18 First and Second Affidavits of Simon Appell sworn on 17 August and 24 August 2017;

THIS ORDER is filed by Maples and Calder, attorneys for the Petitioner, whose address for service is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. (Ref: CJM/GWB/190688.05/52063203)

19 First Affidavit of Phillip Zeigler sworn on 24 August 2017;

20 Expert Opinion of Erland Bassoe sworn on 23 August 2017;

and the exhibits thereto

THIS ORDER is filed by Maples and Calder, attorneys for the Petitioner, whose address for service is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. (Ref: CJM/GWB/190688.05/52063203)

2

IN THE GRAND COURT
OF THE CAYMAN ISLANDS
FINANCIAL SERVICES DIVISION

FSD Cause No. 102 of 2017

IN THE MATTER OF OCEAN RIG UDW INC.

(IN PROVISIONAL LIQUIDATION)

– and –

IN THE MATTER OF THE COMPANIES LAW (2016 Revision)

SCHEME OF ARRANGEMENT
(under section 86 of the Companies Law (2016 Revision))

BETWEEN

OCEAN RIG UDW INC.

(IN PROVISIONAL LIQUIDATION)

AND

THE UDW SCHEME CREDITORS

(as hereinafter defined)

PRELIMINARY

RECITALS

(A) UDW DETAILS

UDW is a company registered by way of continuation as an exempted company in the Cayman Islands with company registration number 310396 and its principal executive office at c/o Ocean Rig Cayman Management Services SEZC Limited, 3rd Floor Flagship Building, Harbour Drive, Grand Cayman, Cayman Islands and registered office at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The common stock of UDW is currently listed on the NASDAQ on the Global Select Market. The NASDAQ previously indicated an intention to suspend trading and to delist UDW's common stock. UDW appealed the delisting action and received a conditional exception staying the delisting of its common stock subject to certain conditions, including the Restructuring becoming effective on or before 25 September 2017 and

180

UDW demonstrating compliance with all initial listing requirements for NASDAQ at such time. Following an annual general meeting of shareholders held on 24 April 2017, the authorised share capital of UDW was increased to one trillion (1,000,000,000,000) common shares of a par value of US$0.01 each and five hundred million (500,000,000) preferred shares of a par value of US$0.01 each.

(B) THE EXISTING DEBT

The Group issued the following Existing Debt:

(a) the 2019 Notes, issued by UDW, with an outstanding principal value of approximately US$131.0 million (plus accrued interest);

(b) the 2017 Notes, issued by DRH, with an outstanding principal value of approximately US$459.7 million (plus accrued interest);

(c) the DFH Credit Facility borrowed by DFH and DP (as joint and several borrowers), with an outstanding principal value of approximately US$1.83 billion (plus accrued interest); and

(d) the DOV Credit Facility borrowed by DOV and DVP (as joint and several borrowers), with an outstanding principal value of approximately US$1.27 billion (plus accrued interest).

UDW has provided guarantees in relation to each of the 2017 Notes, the DFH Credit Facility and the DOV Credit Facility.

The 2019 Notes were issued by UDW pursuant to the 2019 Notes Indenture and the 2017 Notes were issued by DRH pursuant to the 2017 Notes Indenture. The 2019 Notes and the 2017 Notes are held under an arrangement whereby:

(a) the 2019 Notes and 2017 Notes have been issued in global form of the Global Note initially being deposited with the 2019 Notes Common Depository and the 2017 Notes Common Depository (respectively) under electronic systems designed to facilitate paperless transactions of dematerialised securities; and

(b) such electronic systems involve interests in the 2019 Notes and the 2017 Notes (respectively) being held by Account Holders. Each Account Holder may be holding its interests in the 2019 Notes and 2017 Notes on behalf of itself as a UDW Scheme Creditor and/or (directly or indirectly) for one or more other UDW Scheme Creditors.

The 2019 Notes and the 2017 Notes will remain in global form for the purposes of this UDW Scheme. The 2017 Notes Trustee and the 2019 Notes Trustee are not UDW Scheme Creditors for the purposes of this UDW Scheme.

(C) PURPOSE OF THE SCHEMES AND THE RESTRUCTURING

2

181

The Restructuring comprises four separate but connected schemes of arrangement: this UDW Scheme; the DFH Scheme; the DOV Scheme and the DRH Scheme.

The Schemes if approved, will restructure the Existing Debt as follows:

(a) in accordance with the terms of this UDW Scheme, each UDW Scheme Creditor will release its UDW Scheme Claims and its UDW Ancillary Scheme Claims in exchange for its UDW Scheme Creditor Entitlements;

(b) in accordance with the DFH Scheme, each DFH Scheme Creditor will:

(i) transfer a portion of its DFH Scheme Claims (being the DFH Transfer Portion) to UDW in exchange for its DFH New Share Entitlement; and

(ii) release a portion of its DFH Scheme Claims (being the DFH Release Portion) in exchange for its DFH Cash Entitlement and DFH New Loan Entitlement,

provided that the sum of: (i) the DFH Transfer Portion; and (ii) the DFH Release Portion, of each DFH Scheme Creditor shall together be equal to that DFH Scheme Creditor's DFH Scheme Claims;

(c) in accordance with the DOV Scheme, each DOV Scheme Creditor will:

(i) transfer a portion of its DOV Scheme Claims (being the DOV Transfer Portion) to UDW in exchange for its DOV New Share Entitlement; and

(ii) release a portion of its DOV Scheme Claims (being the DOV Release Portion) in exchange for its DOV Cash Entitlement and DOV New Loan Entitlement,

provided that the sum of: (i) the DOV Transfer Portion; and (ii) the DOV Release Portion, of each DOV Scheme Creditor shall together be equal to that DOV Scheme Creditor's DOV Scheme Claims; and

(d) in accordance with the DRH Scheme, each DRH Scheme Creditor will release its DRH Scheme Claims in exchange for its DRH Scheme Creditor Entitlements.

The Restructuring has been promulgated by the Scheme Companies, acting by and under the authority of the JPLs, and includes various measures which are intended to ensure that UDW and the Group can continue to operate as a going concern.

Each of the UDW Scheme, the DFH Scheme and the DOV Scheme is inter-conditional upon each other and each must be approved by the relevant Scheme Creditors at the relevant Scheme Meeting and sanctioned by the Cayman Court in order for any of them to become effective. The DRH Scheme is conditional upon: (i) the DRH Scheme being approved by the DRH Scheme Creditors at the DRH Scheme Meeting and sanctioned by the Cayman Court; and (ii) each of the UDW Scheme, the DFH Scheme and the DOV Scheme being approved at the relevant Scheme Meeting and sanctioned by the Cayman

3

182

Court, in order for the DRH Scheme to become effective. If each of this UDW Scheme, the DFH Scheme and the DOV Scheme is sanctioned but the DRH Scheme is not sanctioned, the Restructuring will proceed without the DRH Scheme.

(D) BINDING ON THIRD PARTIES

Pursuant to the Group Undertaking and the Information Agent Undertaking, the Scheme Companies (on behalf of each member of the Group) and the Information Agent have undertaken to be bound by and perform the terms of this UDW Scheme and insofar as is applicable, to execute or procure to be executed all such documents, and to do or procure to be done all such acts and things, that are consistent with and reasonably required for the purposes of giving effect to this UDW Scheme.

Pursuant to the DFH Administrative Agent Undertaking, the DOV Administrative Agent Undertaking, the DFH Collateral Agent Undertaking, the DOV Collateral Agent Undertaking, the New Administrative Agent Undertaking, the New Collateral Agent Undertaking and the Holding Period Trustee Undertaking, the DFH Administrative Agent, the DOV Administrative Agent, the DFH Collateral Agent, the DOV Collateral Agent, the New Administrative Agent, the New Collateral Agent and the Holding Period Trustee (as applicable) have agreed, upon instructions from UDW (acting by its directors, the JPLs or other duly appointed representatives) or if applicable, the relevant Agent, to execute or procure to be executed all such documents and do or procure to be done all such acts and things, that are consistent with and reasonably required for the purposes of giving effect to the terms of this UDW Scheme that apply to them.

THIS UDW SCHEME

1. DEFINITIONS

1.1 In this scheme of arrangement terms used but not defined shall have the meaning given to them in the explanatory statement issued by the Scheme Companies dated 21 July 2017 pursuant to Order 102, Rule 20(4) of the Cayman Islands Grand Court Rules 1995 (Revised Edition) (the "**Explanatory Statement**").

2. INTERPRETATION

In this UDW Scheme, unless the context otherwise requires or otherwise expressly provides for:

(a) a company is a "subsidiary" of another company, its "holding company", if that other company (a) holds a majority of the voting rights in it; (b) is a member of it and has the right to appoint or remove a majority of its board of directors; or (c) is a member of it and controls alone, or pursuant to an agreement with other members, a majority of the voting rights in it, or it is a subsidiary of a company that is itself a direct or indirect subsidiary of that other company;

(b) references to 'recitals', 'clauses' and 'schedules' are references to the recitals, clauses and schedules of this UDW Scheme;

4

183

(c) references to a statute or statutory provision include the same as subsequently modified, amended or re-enacted from time to time;

(d) the singular includes the plural and *vice versa* and words importing one gender shall include all genders;

(e) headings are for ease of reference only and shall not affect the interpretation of this UDW Scheme;

(f) to the extent that there shall be any conflict of inconsistency between the terms of this UDW Scheme and the Explanatory Statement then the terms of this UDW Scheme will prevail;

(g) references to an agreement, deed or document shall be deemed also to refer to such agreement, deed or document as amended, supplemented, restated, verified, replaced, and/or novated (in whole or in part) from time to time and to any agreement, deed or document executed pursuant thereto;

(h) references to US$ are references to the lawful currency of the United States;

(i) references to a 'person' includes references to an individual, firm, partnership, company, corporation, other legal entity, unincorporated body of persons or any state or state agency;

(j) references to times and dates are to times and dates in the Cayman Islands; and

(k) 'including', 'includes' and 'included' shall be construed without limitation.

3. APPLICATION AND EFFECTIVENESS OF THE UDW SCHEME

3.1 This UDW Scheme will become effective in accordance with its terms on the UDW Lodgement Date.

3.2 The compromise and arrangement effected by this UDW Scheme shall apply to all UDW Scheme Claims and any UDW Ancillary Scheme Claims and shall be binding on all UDW Scheme Creditors.

3.3 Subject to clause 22 of this UDW Scheme, in the event that the Restructuring Effective Date has not occurred on or before the Longstop Date, the terms of, and obligations on the parties under or pursuant to this UDW Scheme shall lapse and all compromises and arrangements provided by this UDW Scheme shall have no force or effect.

4. RESTRUCTURING EFFECTIVE DATE

4.1 The Restructuring Effective Date will occur upon the Business Day on which UDW gives notice to the Scheme Creditors through the Information Agent Website that the following conditions have been satisfied or waived (as applicable) in accordance with clause 4.2, provided that the DFH Scheme Conditions and the DOV Scheme Conditions have also been satisfied or waived (as applicable):

5

184

(a) the UDW Sanction Order has been granted;

(b) the UDW Lodgement Date has occurred;

(c) the Restructuring Support Agreement Conditions have been satisfied or waived;

(d) each UDW Restructuring Document, other than the UDW 2017 Notes Release and the UDW 2019 Notes Release, has been executed (as applicable) and has either become effective in accordance with its terms or is being held in escrow pursuant to the terms of this UDW Scheme;

(e) the Majority Supporting Lenders have confirmed that each of the conditions precedent contained in section 5 of the New Credit Agreement have been satisfied or waived (as applicable) or will be satisfied on the Restructuring Effective Date by virtue of completion of the Scheme Steps;

(f) the Chapter 15 Orders have been granted (other than in respect of the DRH Scheme);

(g) each director of UDW has executed an Indemnification Confirmation Agreement and delivered it to UDW to be held in escrow pursuant to the terms of this UDW Scheme;

(h) the organisational documents of each of the Material UDW Subsidiaries have been amended to include an express provision prohibiting such subsidiary from taking any action not in accordance with the New UDW Articles;

(i) the Security Deposit (as defined in the Master Services Agreement) has been paid into escrow in accordance with the terms of the Master Services Agreement and the Management Services Escrow Agreement; and

(j) the Insider Trading Policy has been adopted by UDW,

(each a "**UDW Scheme Condition**" and, together, the "**UDW Scheme Conditions**").

4.2 The requirement for the UDW Scheme Conditions from (and including) 4.1(f) to (and including) 4.1(j) to be satisfied for the Restructuring Effective Date to occur may be waived with the consent of (i) UDW and (ii) the holders of a simple majority by value of the UDW Scheme Claims.

5. RELEASE OF UDW SCHEME CLAIMS AND UDW ANCILLARY SCHEME CLAIMS

5.1 On the Restructuring Effective Date, subject to the occurrence of the UDW Scheme Steps, each UDW Scheme Creditor will release fully and absolutely its UDW Scheme Claims and any UDW Ancillary Scheme Claims in exchange for its UDW Scheme Creditor Entitlements.

6

185

5.2 Following the absolute release of the UDW Scheme Claims and UDW Ancillary Scheme Claims pursuant to clause 5.1, no UDW Scheme Creditor shall have any remaining interest in or entitlement to any UDW Scheme Claims or UDW Ancillary Scheme Claims.

5.3 Nothing in this clause 5 shall release or otherwise affect any Preserved UDW Claims

6. **ENTITLEMENT OF UDW SCHEME CREDITORS**

6.1 UDW Scheme Creditor Entitlements will only be issued to a UDW Scheme Creditor (or its Nominated Recipient(s)) on the Restructuring Effective Date (or in relation to New Non-Marginable Shares as soon as reasonably practicable following the UDW EGM) if the UDW Scheme Creditor is either: (i) a UDW Cash Option Participant; (ii) not a Disqualified Person or a Prohibited Transferee; or (iii) is a Disqualified Person or Prohibited Transferee but has nominated one or more Nominated Recipient(s) to receive all its UDW New Share Entitlements, and in each case:

(a) the Information Agent has received a validly completed Account Holder Letter and/or Lender Claim Letter (as applicable) and a validly completed Confirmation Form from that UDW Scheme Creditor and its Nominated Recipient(s) (if applicable) prior to the Submission Deadline (or such later time as the Information Agent may decide in its absolute discretion); and

(b) the UDW Scheme Creditor and its Nominated Recipient(s) (if applicable) have provided all documentation or information reasonably requested by any relevant Agent or Scheme Company for the purposes of any "Know Your Customer" checks required to distribute UDW Scheme Creditor Entitlements to the relevant UDW Scheme Creditor or Nominated Recipient (as applicable).

6.2 Subject to clause 12 and the other terms of this UDW Scheme, no UDW Scheme Creditor shall have any entitlement to receive any consideration in relation to its UDW Scheme Claims other than under clause 6.1.

6.3 Each UDW Scheme Creditor who (i) is not a Disqualified Person or a Prohibited Transferee and (ii) is a Disqualified Person or a Prohibited Transferee but who nominates one or more Nominated Recipient(s) to receive all its UDW Scheme Creditor Entitlements, agrees that it and/or its Nominated Recipient(s) (as applicable) will, subject to such UDW Scheme Creditor (and Nominated Recipient if applicable) complying with the requirements set out in clause 6.1:

(a) become a holder of its UDW New Share Entitlements on the Restructuring Effective Date; or

(b) if it is a UDW Cash Option Participant, receive its UDW Cash Option Entitlements on the Restructuring Effective Date.

6.4 Fractions of UDW New Share Entitlements will not be allotted and will be rounded down to the nearest whole share.

7

186

6.5 Fractions of UDW Cash Option Entitlements will be rounded down to the nearest US$1.

7. DETERMINATION OF UDW SCHEME CLAIMS

7.1 Subject to clause 7.2 below, the UDW Scheme Creditors entitled to receive UDW Scheme Creditor Entitlements under this UDW Scheme are the UDW Scheme Creditors as at the Entitlement Record Time and each UDW Scheme Creditor's UDW Scheme Creditor Entitlements will be determined based on its UDW Scheme Claims as at the Entitlement Record Time.

7.2 The JPLs may (but shall have no obligation to do so), in their absolute discretion and subject to the receipt of such written supporting evidence as they may reasonably require, agree to recognise the assignment or transfer of UDW Scheme Claims after the Entitlement Record Time for the purposes of determining UDW Scheme Creditor Entitlements, provided that any recognition of assignments or transfers of UDW Guarantee Claims pursuant to this clause 7.2 shall only be effective if such assignment or transfer is also recognised for the purposes of determining, as applicable, DOV Scheme Creditor Entitlements under the DOV Scheme (if such UDW Guarantee Claims relate to the DOV Scheme); and/or DFH Scheme Creditor Entitlements under the DFH Scheme (if such UDW Guarantee Claims relate to the DFH Scheme); and/or the DRH Scheme Creditor Entitlements under the DRH Scheme (if such UDW Guarantee Claims relate to the DRH Scheme), in each case in accordance with the terms of the relevant Scheme.

8. PROVISION OF INFORMATION BY UDW SCHEME CREDITORS

8.1 Account Holder Letters, Lender Claim Letters and Confirmation Forms (as applicable) submitted by or on behalf of UDW Scheme Creditors shall be submitted in accordance with the instructions set out in the Account Holder Letter, Lender Claim Letter and Confirmation Form (as applicable).

8.2 Whether an Account Holder Letter, Lender Claim Letter or Confirmation Form (as applicable) has been validly completed shall be determined by the Information Agent at its discretion, provided that, if the Information Agent determines that an Account Holder Letter, Lender Claim Letter and/or Confirmation Form (as applicable) has not been validly completed, it will comply with clause 8.3.

8.3 If the Information Agent determines that an Account Holder Letter, Lender Claim Letter and/or Confirmation Form (as applicable) has not been validly completed, it shall promptly prepare a written statement setting out the basis for its determination and send that statement by electronic mail to the party that provided such Account Holder Letter, Lender Claim Letter and/or Confirmation Form (as applicable). A UDW Scheme Creditor may resubmit such Account Holder Letter, Lender Claim Letter and/or Confirmation Form (as applicable) together with such additional information as reasonably requested by the Information Agent.

8

187

9. OBLIGATIONS OF UDW

The:

(a) issuance or distribution of the UDW Scheme Consideration; and

(b) execution of the UDW Restructuring Documents,

shall satisfy all of UDW's obligations to issue or distribute the UDW Scheme Creditor Entitlements to the UDW Scheme Creditors under this UDW Scheme.

10. GRANT OF AUTHORITY IN FAVOUR OF UDW TO EXECUTE THE RESTRUCTURING DOCUMENTS

10.1 Each UDW Scheme Creditor hereby irrevocably authorises and instructs UDW and appoints UDW as its agent and attorney (acting by its directors, the JPLs or other duly appointed representatives) on and from the UDW Lodgement Date, to enter into, execute and deliver as a deed (as applicable), on its behalf, without discretion, the UDW Restructuring Documents (including, without limitation, the UDW Deed of Covenant and Release) and such other documents required to implement the Restructuring.

10.2 Notwithstanding and without prejudice to the generality of clause 10.1, upon the UDW Lodgement Date each UDW Scheme Creditor hereby irrevocably authorises and instructs UDW, and appoints UDW as its agent and attorney (acting by its directors, the JPLs or other duly appointed representatives) to, without discretion:

(a) issue a confirmation to the 2019 Notes Common Depository to cancel the 2019 Notes on its receipt of corresponding instructions to that effect from the relevant Clearing Systems on the Restructuring Effective Date;

(b) deliver the 2019 Notes Trustee Instruction to the 2019 Notes Trustee;

(c) deliver the UDW 2017 Notes Trustee Instruction to the 2017 Notes Trustee;

(d) deliver the UDW DFH Administrative Agent Instruction to the DFH Administrative Agent; and

(e) deliver the UDW DOV Administrative Agent Instruction to the DOV Administrative Agent.

10.3 The UDW Restructuring Documents executed on behalf of the UDW Scheme Creditors by UDW pursuant to clause 10.1 will become effective when they are delivered or released from escrow, in each case in accordance with clause 12.4, whereupon they shall be unconditionally and irrevocably binding on all UDW Scheme Creditors who are party to such UDW Restructuring Document.

10.4 The authorities granted by or pursuant to this clause 10 shall be treated, for all purposes whatsoever and without limitation, as having been granted by deed.

9

188

10.5 UDW hereby undertakes that it shall, and shall procure that its direct and indirect subsidiaries shall:

(a) as soon as reasonably practicable following the UDW Lodgement Date, take all steps to enter into, execute and (as necessary) deliver as a deed (or otherwise) any UDW Restructuring Document and such other documents that are required to give effect to the Restructuring; and

(b) take all other steps as are required to give effect to the Restructuring.

10.6 UDW shall cease to be the agent and attorney of each UDW Scheme Creditor under clauses 10.1 and 10.2 upon completion of all of the UDW Scheme Steps (other than in connection with the authority to sign the UDW Shareholder Proxies on behalf of any UDW Scheme Creditor whose New UDW Shares have been placed into the Holding Period Trust, with such authority ceasing on the date of the UDW EGM) or if this UDW Scheme lapses in accordance with clause 22.

11. UNDERTAKINGS FROM UDW SCHEME CREDITORS

Each UDW Scheme Creditor (for itself and, to the extent that it has authority to do so, its Nominated Recipient(s), if any) hereby on and from the Restructuring Effective Date:

(a) irrevocably ratifies and confirms any act which UDW, the JPLs, the Agents and any of their officers, directors, former directors, employees, partners, members, agents, attorneys, financial advisers or other professionals, representatives and advisers may lawfully do or cause to be done or purport to do in accordance with the terms of this UDW Scheme; and

(b) undertakes to UDW, the JPLs, the Agents and any of their officers, directors, former directors, employees, partners, members, agents, attorneys, financial advisers or other professionals, representatives and advisers and their respective Affiliates, directors, managers and officers to treat all of its UDW Scheme Claims as having been waived, cancelled or released in consideration for its UDW Scheme Creditor Entitlements pursuant to this UDW Scheme whether or not the UDW Scheme Creditor has had its UDW Scheme Creditor Entitlements issued and/or paid to it, its Nominated Recipient(s) or the Holding Period Trustee.

12. TRUST IN RELATION TO UDW SCHEME CREDITOR ENTITLEMENTS

12.1 If a UDW Scheme Creditor (or its Nominated Recipient(s)) is not issued its UDW Scheme Creditor Entitlements pursuant to clause 6.1, the relevant UDW Scheme Creditor Entitlements will be issued to the Holding Period Trustee on the Restructuring Effective Date, who will hold such UDW Scheme Creditor Entitlements (the "**Trust Consideration**") on trust pursuant to the Holding Period Trust Agreement for the relevant UDW Scheme Creditor until the expiry of the Holding Period.

10

189

12.2 Pursuant to the Holding Period Trust Agreement, the Holding Period Trustee shall, if instructed by the Information Agent before the expiry of the Holding Period (acting on the instructions of a UDW Scheme Creditor entitled to Trust Consideration):

(a) distribute; or

(b) sell and distribute the net proceeds arising from the sale of,

the Trust Consideration it holds on behalf of a UDW Scheme Creditor to that relevant UDW Scheme Creditor and/or its Nominated Recipient(s), provided that the relevant UDW Scheme Creditor and/or its Nominated Recipient(s) (as applicable) has:

(a) delivered a validly completed Account Holder Letter, Lender Claim Letter and/or Confirmation Form (as applicable) to the Information Agent; and

(b) provided all documentation or information reasonably requested by any relevant Agent or Scheme Company for the purposes of any "Know Your Customer" checks required to distribute UDW Scheme Creditor Entitlements to the relevant UDW Scheme Creditor or Nominated Recipient (as applicable).

12.3 Neither the Holding Period Trustee nor any person other than the relevant UDW Scheme Creditor shall at any time whatsoever, either present or future, have any beneficial interest in the Trust Consideration, until the expiration of the Holding Period. Any interest, dividends, distributions, repayments or prepayments (or any other rights or benefits) paid to the Holding Period Trustee from time to time in respect of Trust Consideration shall form part of the Trust Consideration and be dealt with in accordance with the terms of the Holding Period Trust Agreement.

12.4 If at the expiration of the tenth Business Day following the expiration of the Holding Period, the Holding Period Trustee has not received an instruction in accordance with the Holding Period Trust Agreement in respect of any remaining property in the Trust Fund, the Holding Period Trustee and UDW shall, and is irrevocably authorised and instructed by each relevant Trust Scheme Creditor (as defined in the Holding Period Trust Agreement) to sell, cancel, waive, release or transfer to any Scheme Company any property in the Trust Fund (as applicable and at the direction of UDW). The proceeds of any such sale, and any remaining cash constituting the Trust Consideration may be paid to any Scheme Company or to a charity selected by UDW.

13. UDW SCHEME STEPS

13.1 As soon as possible following the UDW Sanction Order Date, subject to the occurrence of the DFH Sanction Order Date and the DOV Sanction Order Date, UDW will file the UDW Sanction Order with the Registrar of Companies.

13.2 UDW will take all reasonable steps to ensure that the Chapter 15 Enforcement Hearing will be held as soon as possible following the UDW Lodgement Date.

11

190

13.3 As soon as possible following the UDW Lodgement Date, subject to the occurrence of the DFH Lodgement Date and the DOV Lodgement Date, UDW will:

(a) notify UDW Scheme Creditors through the Information Agent Website that the UDW Lodgement Date has occurred;

(b) acting through the Chapter 15 Representative, attend the Chapter 15 Enforcement Hearing to seek the Chapter 15 Enforcement Order;

(c) acting on behalf of the UDW Scheme Creditors pursuant to the grant of authority given under clause 10 of this UDW Scheme, deliver:

(i) the 2019 Notes Trustee Instruction to the 2019 Notes Trustee;

(ii) the UDW 2017 Notes Trustee Instruction to the 2017 Notes Trustee;

(iii) the UDW DFH Administrative Agent Instruction to the DFH Administrative Agent; and

(iv) the UDW DOV Administrative Agent Instruction to the DOV Administrative Agent;

(d) acting on its own behalf, and acting on behalf of the UDW Scheme Creditors pursuant to the grant of authority given under clause 10 of this UDW Scheme, execute the UDW Restructuring Documents to which UDW and the UDW Scheme Creditors (as applicable) are party and hold such executed documents in escrow until the Restructuring Effective Date;

(e) notify the Holding Period Trustee that the UDW Lodgement Date has occurred; and

(f) procure that each member of the Group promptly executes the UDW Restructuring Documents which they are party to and deliver such executed documents to UDW to be held in escrow until the Restructuring Effective Date.

13.4 Upon receipt of the 2019 Notes Trustee Instruction, the 2019 Notes Trustee shall be irrevocably instructed and authorised to, and shall promptly and without discretion, execute the UDW Restructuring Documents to which it is a party (including, without limitation, the UDW 2019 Notes Release) and deliver such executed documents to UDW to be held in escrow until the Restructuring Effective Date, save that to the extent that the 2019 Notes Trustee does not execute the Restructuring Documents the UDW Scheme Steps shall proceed and the effect of this UDW Scheme shall not be affected in any way.

13.5 Upon receipt of the UDW 2017 Notes Trustee Instruction, the 2017 Notes Trustee shall be irrevocably instructed and authorised to, and shall, promptly and without discretion:

(a) execute the UDW Restructuring Documents to which it is party (including, without limitation, the UDW 2017 Notes Release) and deliver such executed documents to UDW to be held in escrow until the Restructuring Effective Date; and

12

191

(b) execute and deliver the UDW 2017 Notes Collateral Agent Instruction to the 2017 Notes Collateral Agent,

save that to the extent that the 2017 Notes Trustee does not execute the Restructuring Documents the UDW Scheme Steps shall proceed and the effect of this UDW Scheme shall not be affected in any way.

13.6 Upon receipt of the UDW DFH Administrative Agent Instruction, the DFH Administrative Agent shall be irrevocably instructed and authorised to, and shall, promptly and without discretion:

(a) execute the UDW Restructuring Documents to which it is party (including, without limitation, the UDW DFH Release) and deliver such executed documents to UDW to be held in escrow until the Restructuring Effective Date; and

(b) execute and deliver the UDW DFH Collateral Agent Instruction to the DFH Collateral Agent.

13.7 Upon receipt of the UDW DOV Administrative Agent Instruction, the DOV Administrative Agent shall be irrevocably instructed and authorised to, and shall, promptly and without discretion:

(a) execute the UDW Restructuring Documents to which it is party (including, without limitation, the UDW DOV Release) and deliver such executed documents to UDW to be held in escrow until the Restructuring Effective Date; and

(b) execute and deliver the UDW DOV Collateral Agent Instruction to the DOV Collateral Agent.

13.8 Upon receipt of the UDW 2017 Notes Collateral Agent Instruction, the 2017 Notes Collateral Agent shall be irrevocably instructed and authorised to, and shall, promptly and without discretion, execute the UDW Restructuring Documents to which it is party (including, without limitation the UDW 2017 Notes Release) and deliver such executed documents to UDW to be held in escrow until the Restructuring Effective Date, save that to the extent that the 2017 Notes Collateral Agent does not execute the Restructuring Documents the UDW Scheme Steps shall proceed and the effect of this UDW Scheme shall not be affected in any way.

13.9 Upon receipt of the UDW DFH Collateral Agent Instruction, the DFH Collateral Agent shall be irrevocably instructed and authorised to, and shall, promptly and without discretion, execute the UDW Restructuring Documents to which it is party (including, without limitation, the UDW DFH Release) and deliver such executed documents to UDW to be held in escrow until the Restructuring Effective Date.

13.10 Upon receipt of the UDW DOV Collateral Agent Instruction, the DOV Collateral Agent shall be irrevocably instructed and authorised to, and shall, promptly and without discretion, execute the UDW Restructuring Documents to which it is party (including,

13

192

without limitation, the UDW DOV Release) and deliver such executed documents to UDW to be held in escrow until the Restructuring Effective Date.

13.11 Upon notification that the UDW Lodgement Date has occurred, the Holding Period Trustee shall promptly and without discretion execute the Holding Period Trust Agreement and deliver the same to UDW to be held in escrow until the Restructuring Effective Date.

13.12 On the Restructuring Effective Date, promptly after UDW notifies the UDW Scheme Creditors through the Information Agent Website that the Restructuring Effective Date has occurred, the following UDW Scheme Steps shall occur in the following order:

(a) UDW shall date and release the executed Holding Period Trust Agreement from escrow and it shall become effective;

(b) The UDW Cash Option Entitlements shall be paid to the UDW Cash Option Participants and/or their Nominated Recipient(s) who are entitled to receive their UDW Cash Option Entitlements, in each case pursuant to clause 6.1.

(c) The UDW New Share Entitlements shall be issued to Marginable Participants only by UDW instructing the Transfer Agent to issue the New Marginable Shares to: (i) the relevant brokers or custody accounts identified in the Account Holder Letter or Lender Claim Letter of the UDW Scheme Creditors and/ or their Nominated Recipients who are Marginable Participants and who are entitled to receive their UDW New Share Entitlements; and (ii) the Holding Period Trustee in respect of those UDW Scheme Creditors who are not entitled to receive their UDW New Share Entitlements, in each case pursuant to clause 6.1. The Transfer Agent shall confirm that such New Marginable Shares have been issued to such broker and custody accounts in accordance with any valid instructions received by it.

(d) UDW shall date and release from escrow the executed Governance Agreements for each recipient of New Marginable Shares which has previously delivered a signature page to a Governance Agreement and each such Governance Agreement shall become effective.

(e) UDW shall date and release the Indemnification Confirmation Agreements and UDW Deed of Covenant and Release from escrow and they shall each become effective.

(f) UDW shall terminate any existing management services agreement(s) and date and release the Master Services Agreement, Management Services Power of Attorney and Individual Management Services Agreements from escrow, and they shall each become effective.

(g) UDW will issue the MEP to be held as necessary stock until they are allocated to TMS in accordance with the terms of the Master Services Agreement.

14

193

(h) UDW shall date and release the Preserved Claims Assignments and the Preserved Claims Trust Deed from escrow and they shall become effective.

(i) UDW shall execute the UDW Shareholder Proxies.

(j) UDW shall date and release the UDW Releases from escrow and they shall each become effective.

(k) UDW shall instruct the Clearing Systems to:

(i) debit the Book-Entry Interests relating to the 2019 Notes from the custody account of each UDW Scheme Creditor that is a 2019 Notes Creditor (or its Account Holder, as applicable) and to credit or cause to be credited to the custody account of UDW, the Book-Entry Interests in an amount equal to that debited from the Book-Entry Interests of each UDW Scheme Creditor's custody account being a 2019 Notes Creditor; and

(ii) authorise the cancellation of the Group's Book-Entry Interests relating to the 2019 Notes held in the Group's custody account or the Group's Account Holder's custody account.

13.13 Following the completion of the UDW Scheme Steps on the Restructuring Effective Date:

(a) UDW shall promptly enter into a Lender Appointing Person Indemnification Agreement for each Lender Appointing Person and a Director Indemnification Agreement for each new director of UDW.

(b) The Information Agent shall provide each UDW Scheme Creditor and/or any Nominated Recipient(s) with copies of the executed UDW Restructuring Documents they are party to via the Information Agent Website.

(c) UDW will to the extent not already done convene the UDW EGM on not less than 21 days' notice and within 45 days of the Restructuring Effective Date to approve and adopt the New UDW Articles.

(d) Promptly following the adoption of the New UDW Articles and the resolutions to create the New Non-Marginable Shares at the UDW EGM, UDW shall instruct the Transfer Agent to issue the New Non-Marginable Shares through the relevant brokers or custody accounts identified in the Account Holder Letters or Lender Claim Letters (as applicable) of the UDW Scheme Creditors and/or their Nominated Recipient(s) who: (i) are entitled to receive their UDW New Share Entitlements pursuant to clause 6.1; and (ii) are Non-Marginable Participants. In the event that the relevant resolutions to create the New Non-Marginable Shares are not adopted at the UDW EGM, any Non-Marginable Participants may elect to receive, or nominate a Nominated Recipient to receive, their UDW New Share Entitlements in the form of New Marginable Shares by submitting an updated Account Holder Letter and/or Lender Claim Letter to the Information Agent, which, to be validly completed, need not include Part 5 of the Account Holder

15

194

Letter or Part 7 of the Lender Claim Letter. UDW shall instruct the Transfer Agent to issue New Marginable Shares to such UDW Scheme Creditors and/or their Nominated Recipient(s) promptly after the Information Agent receives such validly completed Account Holder Letter and/or Lender Claim Letter.

(e) UDW shall date and release from escrow the executed Governance Agreements for each recipient of New Non-Marginable Shares which has previously delivered a signature page to a Governance Agreement and each such Governance Agreement shall become effective.

(f) The JPLs shall promptly apply to the Cayman Court for discharge of their appointment and of the Winding Up Petition relating to UDW.

14. RELEASES

14.1 With effect from the Restructuring Effective Date, each UDW Scheme Creditor and UDW (for its own behalf and on behalf of its subsidiaries) to the fullest extent permitted by law, shall and shall be deemed to completely and forever release, waive, acquit, forgive, and discharge unconditionally each of the Protected Parties from any and all Claims and/or Liabilities arising or resulting from the Protected Parties' involvement in the negotiation, execution, performance or implementation of the Schemes, the Restructuring or the Restructuring Support Agreement, subject to clause 16 in relation to the JPLs only, except for Claims and/or Liabilities arising out of:

(a) any matter, act, omission, transaction, event, occurrence, cause or thing whatsoever directly or indirectly relating to the Group (including, but not limited to, the New Finance Documents) arising or taking place after the Restructuring Effective Date;

(b) any fraud, gross negligence or wilful default;

(c) any breach by a Protected Party of its express obligations or representations in the Restructuring Support Agreement, this UDW Scheme or the UDW Restructuring Documents;

(d) any Preserved UDW Claims; or

(e) any Liabilities owed to UDW as Lender under the DFH Amended and Restated Credit Agreement and the DOV Amended and Restated Credit Agreement.

14.2 The parties to this UDW Scheme may not by agreement rescind or vary any term of this clause 14 with respect to a Protected Party without the consent of such Protected Party.

15. STAY OF PROCEEDINGS

With effect from completion of the Restructuring Effective Date, each UDW Scheme Creditor hereby irrevocably covenants with UDW for the benefit of UDW and each of the

16

195

Protected Parties, to the extent permitted by law, subject to clause 16 in relation to the JPLs only:

(a) not to bring or continue, or instruct, direct or authorise any other person to bring or continue any Proceedings, other than any Allowed Proceedings, against any of the Protected Parties in respect of any UDW Scheme Claims or UDW Ancillary Scheme Claims or otherwise to assert any UDW Scheme Claims or UDW Ancillary Scheme Claims against any of the Protected Parties;

(b) not to bring any Proceedings, other than any Allowed Proceedings, against any Protected Party which imposes or attempts to impose upon any of them any Claim or Liability whatsoever in connection with the implementation of the Schemes, and/or the Restructuring;

(c) not to bring any Proceedings, other than any Allowed Proceedings, against any Protected Party on the basis that any conditions or requirements for that Protected Party taking any action in accordance with, or pursuant to, this UDW Scheme, the Restructuring or instructions given to that Protected Party in connection with the Restructuring, have not been satisfied or were not met in full;

(d) not to make, demand or institute (or threaten to institute) any Proceedings against the Agents in connection with this UDW Scheme or the Restructuring, other than an Allowed Proceeding;

(e) not to prove, or seek to prove, in the insolvencies of any member of the Group (if any insolvency occurs) in respect of any UDW Scheme Claims or UDW Ancillary Scheme Claims; and

(f) to treat the UDW Scheme Claims as having been fully and absolutely released on and from the Restructuring Effective Date,

save that this clause 14.2 shall not apply to any Preserved UDW Claims or, in the event that the DRH Sanction Order is not granted, the 2017 Notes Creditors with respect to the DRH Silo only.

16. THE JPLS

16.1 Notwithstanding clause 13.13(f) and clause 14.2, the JPLs act as agents for and on behalf of UDW and, subject to clause 16.2, neither they nor any of their firms or affiliated firms, nor any of their or their firms' or affiliated firms' officers, directors, former directors, employees, partners, members, agents, attorneys, financial advisers or other professionals, representatives and advisers shall incur any liability whatsoever (in respect of any of the obligations undertaken by UDW, or in respect of any failure on the part of UDW to perform or comply with any such obligations, or under any associated arrangements or negotiations, or under any document entered into pursuant to this UDW Scheme, or howsoever otherwise).

17

196

16.2 Notwithstanding clause 13.13(f) and clause 14.2, the JPLs, their firms and affiliated firms, and any of their or their firms' or affiliated firms' officers, directors, former directors, employees, partners, members, agents, attorneys, financial advisers or other professionals, representatives and advisers shall not incur any liability whatsoever under this UDW Scheme nor in relation to any related matter or claim, whether in contract, tort (including negligence) or restitution or by reference to any other remedy or right in any jurisdiction or forum except for any claims or causes of action arising from or relating to fraud, wilful default or wilful misconduct.

16.3 The exclusions of liability set out in this UDW Scheme shall arise and continue notwithstanding the termination of the agency of the JPLs or their discharge from office as joint provisional liquidators of this UDW Scheme before or after the Restructuring Effective Date and shall operate as a waiver of any claims in tort as well as under contract.

16.4 Each of the JPLs' firms, affiliated firms, and any of their or their firms' or their affiliated firms' officers, directors, former directors, employees, partners, members, agents, attorneys, financial advisers or other professionals, representatives and advisers shall be entitled to rely on and enjoy the benefit of this clause 16 as if they were a party hereto.

16.5 Any joint provisional liquidator of UDW appointed after the date of this UDW Scheme shall be entitled to rely on and enjoy the benefit of this clause 16 as if they were a party hereto.

16.6 Nothing in this UDW Scheme shall require the JPLs to take any action which would breach any applicable law or regulation.

17. FUTURE LIQUIDATION

This UDW Scheme shall be unaffected by any present or future liquidation of UDW (including, for the avoidance of doubt, any provisional liquidation of UDW) and shall in those circumstances remain in force according to its terms.

18. RELIANCE FOR SECTION 3(A)(10) EXEMPTION

In sanctioning this UDW Scheme, the Cayman Court has been apprised of the fact that UDW will rely on the Cayman Court's ruling with respect to this UDW Scheme for the Section 3(a)(10) exemption under the United States Securities Act of 1933 for the issuance of the UDW New Share Consideration to be distributed to UDW Scheme Creditors in exchange for the UDW Scheme Claims subject to the sanction of this UDW Scheme by the Cayman Court.

19. APPLICATION TO THE CAYMAN COURT FOR DIRECTIONS

Without prejudice to any rights that UDW might otherwise have in connection with this UDW Scheme or any aspect of it, UDW shall be entitled to make an application to the Cayman Court for directions at any time in connection with any matter arising under or in relation to this UDW Scheme.

18

197

20. FOREIGN REPRESENTATIVE

Either one of the JPLs shall be authorised to act as the representative of UDW on and in connection with the Chapter 15 Proceedings or any application for recognition and assistance in relation to this UDW Scheme in any jurisdiction and under whatever law.

21. COSTS

UDW (or, to the extent legally permitted, another member of the Group) will pay in full and within a reasonable period all costs, charges, expenses and disbursements incurred by UDW and the JPLs in connection with the negotiation, preparation and implementation of this UDW Scheme as and when they arise, including, but not limited to, the costs of holding the UDW Scheme Meeting, the costs of obtaining the sanction of the Cayman Court and the costs of placing the notices (if any) required by this UDW Scheme.

22. LONGSTOP DATE

22.1 If the Restructuring Effective Date has not occurred by the Longstop Date, the terms of, and the obligations on the parties under, this UDW Scheme shall lapse and cease to have any effect, provided that UDW may, at its discretion, extend the Longstop Date to such later date agreed between UDW and UDW Scheme Creditors constituting a simple majority of UDW Scheme Claims by value at that time, provided that such extension shall only become effective if it is also agreed to by: (i) the DFH Scheme Creditors pursuant to the terms of the DFH Scheme; and (ii) the DOV Scheme Creditors pursuant to the terms of the DOV Scheme.

22.2 If the Restructuring Effective Date has not occurred by the Longstop Date, as may be extended pursuant to clause 22.1 hereof:

(a) the rights and obligations of the UDW Scheme Creditors under the Existing Finance Documents, 2019 Notes Indenture, DFH Credit Facility, DOV Credit Facility and 2017 Notes Indenture shall not be affected and shall remain in full force and effect (and any defaults occurring under the 2019 Notes Indenture, 2017 Notes Indenture, DOV Credit Facility or DFH Credit Facility shall be deemed not to have been waived and any grace period that expired during the duration of this UDW Scheme shall remain expired following the termination of this UDW Scheme); and

(b) any UDW Restructuring Documents held in escrow shall be promptly destroyed.

23. MODIFICATION

UDW may, at or in connection with the UDW Sanction Hearing and with the consent of the holders of a simple majority by value of the UDW Scheme Claims, implement on behalf of all UDW Scheme Creditors any modification of, or addition to, this UDW Scheme and/or the UDW Restructuring Documents or any terms or conditions that the Cayman Court may think fit to approve or impose and which would not directly or

19

198

indirectly have a material adverse effect on the rights or interests of UDW Scheme Creditors, or any UDW Scheme Creditor, under this UDW Scheme.

24. **EXERCISE OF DISCRETION**

24.1 Where, under or pursuant to any provision of this UDW Scheme, a matter is to be determined by:

(a) UDW, it shall be determined by its directors, the JPLs or other duly appointed representatives; or

(b) the Information Agent, it shall be determined in its discretion in such manner as it may consider fair and reasonable and after consultation with the Advisers to the Ad Hoc Group.

24.2 If any difficulty shall arise in determining any such matter either generally or in any particular case or in ensuring the implementation of this UDW Scheme in accordance with the UDW Scheme Steps, it shall be determined by the directors of UDW and the JPLs in such manner as they shall consider to be fair and reasonable and their decision shall, insofar as permitted by law, be final and binding on all concerned.

25. **PERFORMANCE OF OBLIGATIONS ON DATES OTHER THAN A BUSINESS DAY**

If any obligation is to be performed under the terms of this UDW Scheme on a date other than a Business Day and is not capable of being performed on such date, the relevant obligation shall be performed on the next Business Day.

26. **NOTICES**

26.1 Any notice or other communication to be given under or in connection with this UDW Scheme (a "**Notice**") shall be in the English language in writing and shall be signed by or on behalf of the person giving it. A Notice may be delivered personally or sent by email, fax, pre-paid recorded delivery or international courier to the address or email address as set out below (or as may be notified by notice to UDW Scheme Creditors from time to time) or in relation to any Notice to be given to the UDW Scheme Creditors only:

(a) through the Clearing Systems in relation to the 2017 Notes Creditors or the 2019 Notes or to the relevant Account Holders;

(b) through the DFH Administrative Agent in relation to DFH Lenders under the DFH Credit Facility;

(c) through the DOV Administrative Agent in relation to the DOV Lenders under the DOV Credit Facility; or

(d) in each case, the Information Agent Website, and marked for the attention of the relevant person as agreed between the parties.

26.2 A Notice shall be deemed to have been received:

20

199

(a) at the time of delivery if delivered personally;

(b) at the time of transmission if sent by e-mail;

(c) at the time of transmission if sent through the Clearing Systems;

(d) at the time of being published if made through the Information Agent Website (in relation to UDW Scheme Creditors);

(e) two (2) Business Days after the time and date of posting if sent by pre-paid recorded delivery; or

(f) three (3) Business Days after the time and date of posting if sent by international courier,

provided that if deemed receipt of any Notice occurs after 6:00 p.m. or is not on a Business Day, deemed receipt of the Notice shall be 9:00 a.m. on the next Business Day. References to time in this clause are to local time in the country of the addressee.

26.3 The addresses for Notices are as follows:

(a) in the case of UDW:

Email: ocrcayman@ocean-rig.com

Copied to:

(i) Information Agent

FAO Ocean Rig Processing, c/o Prime Clerk LLC, 830 Third Avenue, 3rd Floor, New York, NY 10022

Phone: +1 855-631-5346 (toll-free US and Canada)
+1 917-460-0913 (International)

Email: oceanrigteam@primeclerk.com

and

(ii) JPLs

Eleanor G. Fisher

Kalo (Cayman) Limited, 38 Market Street, 2nd Floor, Suite 4208, Camana Bay, Grand Cayman, KY1-9006, Cayman Islands

21

200

Email: oceanrig@kaloadvisors.ky

Fax: +1 345 946 0082

Simon Appell

AlixPartners Services UK LLP, 6 New Street Square, London EC4A 3BF, United Kingdom

Email: oceanrig@alixpartners.com

Fax: +44 20 7098 7401;

(b) in the case of a UDW Scheme Creditor:

the Information Agent Website;

sent through the Clearing Systems to the relevant Account Holders;

(c) in the case of any other person, any address set forth for that person in any agreement entered into in connection with this UDW Scheme.

26.4 In proving service, it shall be sufficient proof, in the case of a notice sent by post, that the envelope was properly stamped, addressed and posted.

26.5 The accidental omission to send any notice, written communication or other document in accordance with clauses 26.1 to 26.4 of this UDW Scheme, or the non-receipt of any such notice by any UDW Scheme Creditor, shall not affect the provisions of this UDW Scheme.

26.6 UDW shall not be responsible for any loss or delay in the transmission of any notices, other documents or payments posted by or to any UDW Scheme Creditors (or their Nominated Recipient(s)) which shall be posted at the risk of such UDW Scheme Creditors (or their Nominated Recipient(s)).

27. THIRD PARTIES

27.1 Subject to clause 27.2, no person who is not a party to this deed has any right under the Cayman Islands Contracts (Rights of Third Parties) Law 2014 (as amended from time to time) to enforce any of its terms.

27.2 The JPLs and the Protected Parties may enforce this deed in accordance with the Contracts (Rights of Third Parties) Law 2014 (as amended from time to time).

28. GOVERNING LAW AND JURISDICTION

28.1 This UDW Scheme and any non-contractual obligations arising out of or in connection with this UDW Scheme shall be governed by, and this UDW Scheme shall be construed in accordance with, the laws of Cayman Islands. The Cayman Court shall have exclusive

22

201

jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute which may arise out of the Explanatory Statement or any provision of this UDW Scheme or its implementation or out of any action taken or omitted to be taken under this UDW Scheme or in connection with the administration of this UDW Scheme.

28.2 Each of the UDW Scheme Creditors irrevocably submits to the jurisdiction of the Cayman Court for the purposes of clause 28.1, provided, however, that nothing in this clause 28 shall affect the validity of other provisions governing law and jurisdiction as between UDW and any of the UDW Scheme Creditors, whether contained in any contract or otherwise.

23

202

DEED OF COVENANT AND RELEASE

This deed is made on [***] 2017

BETWEEN:

(1) **OCEAN RIG UDW INC. (IN PROVISIONAL LIQUIDATION)**, a company registered by way of continuation as an exempted company in the Cayman Islands with company registration number 310396 and its principal executive office at c/o Ocean Rig Cayman Management Services SEZC Limited, 3rd Floor Flagship Building, Harbour Drive, Grand Cayman, Cayman Islands and registered office at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands ("**UDW**");

(2) **THE UDW SCHEME CREDITORS** acting by UDW pursuant to the authority conferred upon UDW by the UDW Scheme Creditors under the UDW Scheme (each as defined in the Explanatory Statement (as defined below)); and

(3) **SIMON APPELL** and **ELEANOR FISHER**, as joint provisional liquidators of UDW solely for the purposes of obtaining the benefit of the exclusion of personal liability.

BACKGROUND

(A) Pursuant to clause 13 of the UDW Scheme and in consideration for each of the UDW Scheme Creditors receiving all rights and benefits under the UDW Scheme (including, without limitation, their entitlement to the UDW Scheme Consideration), the UDW Scheme Creditors have authorised UDW to enter into and execute and deliver this deed on their behalf.

(B) The parties hereto have agreed to enter into and execute and deliver this deed on the terms set out below.

IT IS AGREED as follows:

1. **DEFINITIONS AND INTERPRETATION**

1.1 In this deed, unless the context otherwise requires or otherwise expressly provided for:

(a) capitalised words and expressions shall have the same meaning given to them in the explanatory statement issued by UDW, Drill Rigs Holdings Inc. (in provisional liquidation), Drillships Financing Holding Inc. (in provisional liquidation), and Drillships Ocean Ventures Inc. (in provisional liquidation) on [***] 2017 (the "**Explanatory Statement**");

(b) references to 'clauses' are references to the clauses of this deed;

(c) references to a statute or statutory provision include the same as subsequently modified, amended or re-enacted from time to time;

204

(d) references to a person include references to an individual, firm, partnership, company, corporation, unincorporated body of persons or any state or state agency;

(e) the singular includes the plural and *vice versa* and words importing one gender shall include all genders; and

(f) headings are for ease of reference only and shall not affect the interpretation of this deed.

2. RELEASES

2.1 With effect from the Restructuring Effective Date, each UDW Scheme Creditor and UDW (for its own behalf and on behalf of its subsidiaries) to the fullest extent permitted by law, shall and shall be deemed to completely and forever release, waive, acquit, forgive and discharge unconditionally each of the Protected Parties from any and all Claims and/or Liabilities arising or resulting from the Protected Parties' involvement in the negotiation, execution, performance or implementation of the Schemes, the Restructuring or the Restructuring Support Agreement, subject to clause 4 in relation to the JPLs only, except for Claims and/or Liabilities arising out of:

(a) any matter, act, omission, transaction, event, occurrence, cause or thing whatsoever directly or indirectly relating to the Group (including, but not limited to, the New Finance Documents) arising or taking place after the Restructuring Effective Date;

(b) any fraud, gross negligence or wilful default;

(c) any breach by a Protected Party of its express obligations or representations in the Restructuring Support Agreement, the UDW Scheme or the UDW Restructuring Documents;

(d) any Preserved Claims; or

(e) any Liabilities owed to UDW as Lender under the DFH Amended and Restated Credit Agreement and the DOV Amended and Restated Credit Agreement.

2.2 Protected Parties shall be entitled to rely on and enjoy the benefit of the above clause 2.1 as if they were a party hereto.

3. STAY OF PROCEEDINGS

With effect from completion of the Restructuring Effective Date, each UDW Scheme Creditor hereby irrevocably covenants with UDW for the benefit of UDW and each of the Protected Parties, to the extent permitted by law, subject to clause 4 in relation to the JPLs only:

(a) not to bring or continue, or instruct, direct or authorise any other person to bring or continue any Proceedings, other than any Allowed Proceedings, against any of the

2

205

Protected Parties in respect of any UDW Scheme Claims or UDW Ancillary Scheme Claims or otherwise to assert any UDW Scheme Claims or UDW Ancillary Scheme Claims against any of the Protected Parties;

(b) not to bring any Proceedings, other than any Allowed Proceedings, against any Protected Party which imposes or attempts to impose upon any of them any Claim or Liability whatsoever in connection with the implementation of the Schemes, and/or the Restructuring;

(c) not to bring any Proceedings, other than any Allowed Proceedings, against any Protected Party on the basis that any conditions or requirements for that Protected Party taking any action in accordance with, or pursuant to, the UDW Scheme, the Restructuring or instructions given to that Protected Party in connection with the Restructuring, have not been satisfied or were not met in full;

(d) not to make, demand or institute (or threaten to institute) any Proceedings against the Agents in connection with the UDW Scheme or the Restructuring, other than an Allowed Proceeding;

(e) not to prove, or seek to prove, in the insolvencies of any member of the Group (if any insolvency occurs) in respect of any UDW Scheme Claims or UDW Ancillary Scheme Claims; and

(f) to treat all UDW Scheme Claims as having been irrevocably cancelled, waived and released absolutely on and from the Restructuring Effective Date,

save that this clause 3 shall not apply to any Preserved Claims or, in the event that the DRH Sanction Order is not granted, the 2017 Notes Creditors with respect to the DRH Silo only.

4. THE JPLS

4.1 Notwithstanding clause 2 and clause 3, the JPLs act as agents for and on behalf of UDW and subject to clause 4.2 in relation to the JPLs only, neither they nor any of their firm, affiliated firms, officers, directors, former directors, employees, partners, members, agents, attorneys, financial advisers or other professionals, representatives and advisers shall incur any personal liability whatsoever in respect of any of the obligations undertaken by UDW, or in respect of any failure on the part of UDW to perform or comply with any such obligations, or under any associated arrangements or negotiations, or under any document (including but not limited to this deed) entered into pursuant to the UDW Scheme, or howsoever otherwise.

4.2 Notwithstanding clause 2 and clause 3, the JPLs shall not incur any personal liability whatsoever under the UDW Scheme, under this deed, nor in relation to any related matter or claim, whether in contract, tort (including negligence) or restitution or by reference to any other remedy or right in any jurisdiction or forum except for any claims or causes of action arising from or relating to fraud, wilful default or wilful misconduct.

3

206

4.3 The exclusions of liability set out in the UDW Scheme shall arise and continue notwithstanding the termination of the agency of the JPLs or their discharge from office as joint provisional liquidators of the UDW Scheme before or after the Restructuring Effective Date and shall operate as a waiver of any claims in tort as well as under contract.

4.4 Each of the JPLs' their firm, affiliated firms, officers, directors, former directors, employees, partners, members, agents, attorneys, financial advisers or other professionals, representatives and advisers shall be entitled to rely on and enjoy the benefit of this clause 4 as if they were party hereto.

4.5 Any joint provisional liquidator of UDW appointed after the date of the UDW Scheme shall be entitled to rely on and enjoy the benefit of this clause 4 as if they were a party hereto.

4.6 Nothing in the UDW Scheme shall require the JPLs to take any action which would breach any applicable law or regulation.

5. THIRD PARTIES

5.1 Subject to clause 5.2, no person who is not a party to this deed has any right under the Contracts (Rights of Third Parties) Law 2014 (as amended from time to time) to enforce any of its terms.

5.2 This deed is made for the benefit of the Protected Parties, and the Protected Parties may enforce this deed in accordance with the Contracts (Rights of Third Parties) Law 2014 (as amended from time to time).

6. SEVERABILITY

If any provision of this deed is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, it shall be deemed to be severed from this deed and the parties to this deed shall use all reasonable efforts to replace such provision with one having an effect as close as possible to the deficient provision. The remaining provisions will remain in full force in that jurisdiction and all provisions will continue in full force in any other jurisdiction.

7. COUNTERPARTS

This deed may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this deed.

8. GOVERNING LAW

This deed and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with Cayman Islands law.

4

207

9. **JURISDICTION**

The Courts of Grand Cayman have exclusive jurisdiction to settle any dispute (contractual or otherwise) arising out of or in connection with this deed (including a dispute regarding the existence, validity or termination of this deed).

IN WITNESS of which this deed has been duly executed and delivered on the date first appearing on this deed.

EXECUTED AS A DEED by)
OCEAN RIG UDW INC. (IN)
PROVISIONAL LIQUIDATION))
a company incorporated in the Cayman)
Islands acting by
SIMON APPELL or ELEANOR FISHER
as JOINT PROVISIONAL LIQUIDATORS
as agents without personal liability,
in the presence of:

Witness signature:

Name (print):

Address:

EXECUTED AS A DEED by each **UDW**)
SCHEME CREDITOR by its duly)
appointed agent and attorney,)
OCEAN RIG UDW INC. (IN)
PROVISIONAL LIQUIDATION)
a company incorporated in the Cayman
Islands acting by
SIMON APPELL or ELEANOR FISHER
as JOINT PROVISIONAL LIQUIDATORS
as agents without personal liability,
in the presence of:

Witness signature:

Name (print):

Address:

5

208

EXECUTED AS A DEED by)
SIMON APPELL and **ELEANOR FISHER**)
as joint provisional liquidators of UDW)
solely for the purposes of obtaining the)
benefit of the exclusion of personal
liability
in the presence of:

Witness signature:

Name (print):

Address:

6

209

PARTIAL RELEASE OF
NOTE GUARANTEE AND PLEDGE AND SECURITY AGREEMENT

THIS PARTIAL RELEASE OF NOTE GUARANTEE AND PLEDGE AND SECURITY AGREEMENT (this "Release") is made as of [***], 2017 by U.S. BANK NATIONAL ASSOCIATION, as Trustee (in such capacity, the "Trustee") and [by [●]] as Noteholder Collateral Agent (in such capacity, the "Collateral Agent" and, together with the Trustee, the "Agents"), and by SIMON APPELL and ELEANOR FISHER, as joint provisional liquidators of Ocean Rig UDW Inc. (in provisional liquidation) (the "Parent"), solely for the purposes of obtaining the benefit of the exclusion of personal liability (the "JPLs").

RECITALS:

WHEREAS, reference is made to that certain Indenture, dated as of September 20, 2012, as amended by that certain supplemental indenture, dated as of January 23, 2013, that certain second supplemental indenture, dated as of January 30, 2013 and that certain third supplemental indenture, dated as of March 15, 2013 (as so amended and further amended, the "Indenture"), by and among Drill Rigs Holdings Inc. (in provisional liquidation) (the "Issuer"), the Parent, the other guarantor parties thereto and the Agents;

WHEREAS, pursuant to the Indenture, the Parent provided a Note Guarantee pursuant to which it guaranteed all obligations of the Issuer to the Holders or the Agents under the Indenture and the Collateral Agreements (as defined in the Indenture) (collectively, the "Transaction Documents");

WHEREAS, pursuant to that certain Pledge and Security Agreement, dated as of September 20, 2012, among the Parent, the Issuer, the Subsidiaries of the Issuer from time to time party thereto and the Collateral Agent (as may be amended, restated, supplemented, replaced or otherwise modified from time to time, the "Pledge and Security Agreement"), the Parent granted to the Collateral Agent a security interest in certain of its assets and property as Collateral to secure the Obligations (as defined in the Pledge and Security Agreement) under the Transaction Documents;

WHEREAS, pursuant to the Pledge and Security Agreement, the Subsidiary Grantors (as defined in the Pledge and Security Agreement) granted to the Collateral Agent a security interest in certain of their assets and property as Collateral to secure the Obligations, including the Note Guarantee provided by the Parent;

WHEREAS, pursuant to a scheme of arrangement proposed by the Parent under section 86 of the Companies Law (2016 Revision) of the Cayman Islands (the "UDW Scheme"), the obligations of the Parent under the Transaction Documents have been released on the Restructuring Effective Date in consideration for the UDW Scheme Consideration;

WHEREAS, pursuant to the order of the Grand Court of the Cayman Islands dated [***] 2017 (the "Sanction Order") and the UDW Scheme, the Agents are authorized to release the Parent from its obligations under the Transaction Documents and those certain Note

211

Guarantee and Pledge and Security Agreement referred to above, which the Agents have agreed to do in accordance with the terms of this Release;

WHEREAS, the UDW Scheme has been recognized as a "foreign [non]main proceeding" and has been given full force and effect under Chapter 15 of the U.S. Bankruptcy Court pursuant to an order of the U.S. Bankruptcy Court on [***] 2017; and

WHEREAS, the Trustee has received the UDW 2017 Notes Trustee Instruction and the Trustee has provided signed and delivered and the Collateral Agent has received the UDW 2017 Notes Collateral Agent Instruction, pursuant to which the Agents have been instructed to enter into this Release on behalf of the UDW Scheme Creditors.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto covenant and agree as follows:

AGREEMENT:

1. Definitions. The term "2017 Notes Trustee Fees and Expenses" shall mean the reasonable compensation, fees, expenses, disbursements and indemnity claims of the Trustee and the Collateral Agent, including without limitation, any fees, expenses and disbursements of attorneys, advisors or agents retained or utilized by the Trustee or the Collateral Agent invoiced prior to the Restructuring Effective Date. Capitalized terms used herein and not defined herein shall have the meaning ascribed to such terms in the Indenture or the UDW Scheme, as applicable.

2. Release of Guarantee Obligations of the Parent. Pursuant to the terms of the UDW Scheme and subject to the occurrence of the UDW Scheme Steps and payment of the 2017 Notes Trustee Fees and Expenses, on the Restructuring Effective Date, the Parent is hereby fully and forever released and discharged from its obligations under the Note Guarantee provided under the Indenture and no Person will have any right, power, privilege or interest with respect to such obligations of the Parent; provided, however, that all obligations of each other Guarantor under the Indenture remain in full force and effect except as with respect to the Parent's obligations released and discharged hereby.

3. Release of Security Interests Granted by the Parent. (a) Pursuant to the terms of the UDW Scheme and subject to the occurrence of the UDW Scheme Steps and payment of the 2017 Notes Trustee Fees and Expenses, on the Restructuring Effective Date, the Collateral Agent hereby fully and forever releases its security interest in and to all of the Pledged Collateral (as defined in the Pledge and Security Agreement) pledged by the Parent under the Pledge and Security Agreement (such portion of the Collateral so released, the "Released Collateral"); provided, however, that the Collateral Agent shall continue to hold a valid, effective and perfected security interest in and to all other Collateral under the Pledge and Security Agreement and all obligations of each other Grantor (as defined in the Pledge and Security Agreement) thereunder remain in full force and effect.

(b) The Collateral Agent hereby (i) agrees to return each certificate evidencing Equity Interests pledged by the Parent (along with any stock power or other similar

- 2 -

212

instrument) to the extent in the possession of the Collateral Agent, to the Parent by overnight courier to the following address: Bill Haft, Orrick, Herrington & Sutcliffe, LLP at 51 W 52nd Street, New York, NY 10019, United States of America, and (ii) authorizes the Parent or its counsel to make filings terminating all financing statements naming the Parent as the debtor with respect to the Collateral Agreements in any appropriate filing or recording office in accordance with the Uniform Commercial Code as enacted in any and all relevant jurisdictions or any other relevant applicable law and (iii) agrees to take such steps as may be reasonably requested by the Parent (at the cost and expense of the Parent) to evidence and give effect to the release as provided herein.

4. Release of Security Interests Granted by the Subsidiary Grantors. To the extent that any Collateral pledged by any Subsidiary Grantor has secured any of the obligations of the Parent under the Transaction Documents, such pledge of Collateral is hereby fully and forever released.

5. Subsidiary Guarantors as Third Party Beneficiaries. Each of the Guarantors (other than the Parent) is an intended third party beneficiary under this Release and shall be entitled to enforce this Release as if it were a party hereto.

6. No Liability of Joint Provisional Liquidators. The JPLs act as agents for and on behalf of the Parent and neither they nor their firm, affiliated firms, employees, advisers, agents, partners, directors, members, officers or representatives shall incur any personal liability whatsoever under this Release, whether in contract, tort (including negligence) or restitution or by reference to any other remedy or right in any jurisdiction or forum by reason of entering into this Release except in the case of its or their fraud, wilful default or wilful misconduct.

7. No Liability of Agents. The Agents make and give this Release: (a) without any representation, warranty or liability of any nature whatsoever, and (b) solely pursuant to the UDW 2017 Notes Trustee Instruction and UDW 2017 Notes Collateral Agent Instruction, respectively.

8. JURY TRIAL WAIVER. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS RELEASE OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9. Governing Law. This Release shall be construed in accordance with and be governed by the law of the State of New York.

10. Submission to Jurisdiction. The parties hereto hereby irrevocably submit to the jurisdiction of the courts of the State of New York and of the United States District Court for the Southern District of New York in any action or proceeding brought against them under this Release and waive any objection that they may now or hereafter have to the laying of venue in any such proceeding. Notwithstanding anything herein to the contrary, the parties hereto may bring any legal action or proceeding in any other appropriate jurisdiction.

11. Counterparts. This Release may be signed in any number of counterparts (and by different parties hereto in different counterparts), each of which shall constitute an

- 3 -

213

original, but all of which when taken together shall constitute a single contract. Any counterpart delivered by facsimile, PDF or other electronic means shall have the same import and effect as original counterparts and shall be valid, enforceable and binding for the purposes of this Release.

12. Successors and Assigns. The provisions of this Release shall be binding upon the parties and their respective successors and/or assigns.

13. Entire Agreement. This Release and the documents referenced herein constitute the entire agreement, and supersedes all prior agreements of the parties hereto with respect to the subject matter hereof.

[Remainder of page intentionally left blank; signature pages to follow.]

- 4 -

214

IN WITNESS WHEREOF, the parties hereto have caused this Release to be executed by their duly authorized representatives as of the date and year first above written.

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By: ______________________________
Name:
Title:

U.S. BANK NATIONAL ASSOCIATION, as Noteholder Collateral Agent

By: ______________________________
Name:
Title:

Signature Page to Partial Release – UDW Scheme (DRH)

215

AGREED AND ACCEPTED AS OF THE DATE FIRST ABOVE WRITTEN

OCEAN RIG UDW INC. (IN PROVISIONAL LIQUIDATION)

acting by Simon Appell and Eleanor Fisher as provisional liquidators (without personal liability)

____
Name: Simon Appell
Title: Joint Provisional Liquidator

____
Name: Eleanor Fisher
Title: Joint Provisional Liquidator

OCEAN RIG UDW INC. (IN PROVISIONAL LIQUIDATION)

By:______________________________
Name:
Title: Director

By the JPLs as provisional liquidators of Ocean Rig UDW Inc. (in provisional liquidation), solely for the purposes of obtaining the benefit of the exclusion of personal liability

____
Name: Simon Appell
Title: Joint Provisional Liquidator

____
Name: Eleanor Fisher
Title: Joint Provisional Liquidator

Signature Page to Partial Release (UDW Scheme – DRH)

216

DFH PARTIAL RELEASE OF GUARANTY AGREEMENT AND PLEDGE AND SECURITY AGREEMENT

THIS PARTIAL RELEASE OF GUARANTY AGREEMENT AND PLEDGE AND SECURITY AGREEMENT (this "Release") is made as of [***], 2017 by DEUTSCHE BANK AG NEW YORK BRANCH ("DBNY"), as Administrative Agent (in such capacity, the "Administrative Agent") and as Pari Passu Collateral Agent (in such capacity, the "Collateral Agent" and, together with the Administrative Agent, the "Agents") and by SIMON APPELL and ELEANOR FISHER, as joint provisional liquidators of Ocean Rig UDW Inc. (in provisional liquidation) (the "Parent"), solely for the purposes of obtaining the benefit of the exclusion of personal liability (the "JPLs").

RECITALS:

WHEREAS, reference is made to that certain Credit Agreement, dated as of July 12, 2013, as amended and restated as of February 7, 2014 and as further amended as of April 20, 2017 (as so amended and restated and further amended, supplemented or otherwise modified from time to time, the "Credit Agreement"), by and among Drillships Financing Holding Inc. (in provisional liquidation) ("DFH"), Drillships Projects Inc. ("Finco"), the Parent, the lenders party thereto (the "UDW Scheme Creditors") and the Agents;

WHEREAS, pursuant to that certain Guarantee Agreement, dated as of July 12, 2013, among the Parent, DFH, Finco, the Subsidiaries of the Parent from time to time party thereto and the Agents (as may be amended, restated, supplemented, replaced or otherwise modified from time to time, the "Guarantee Agreement"), the Parent guaranteed the obligations of the Loan Parties under the Loan Documents;

WHEREAS, pursuant to that certain Pledge and Security Agreement, dated as of July 12, 2013, among the Parent, the Borrower, Finco, the Subsidiaries of the Borrower party thereto and the Collateral Agent (as may be amended, restated, supplemented, replaced or otherwise modified from time to time, the "Pledge and Security Agreement"), the Parent granted to the Collateral Agent a security interest in certain of its assets and property as Collateral to secure the obligations of the Loan Parties under the Guarantee Agreement and the other Loan Documents;

WHEREAS, pursuant to a scheme of arrangement proposed by the Parent under section 86 of the Companies Law (2016 Revision) of the Cayman Islands (the "UDW Scheme"), the obligations of the Parent under the Loan Documents have been released on the Restructuring Effective Date in consideration for the UDW Scheme Consideration;

WHEREAS, pursuant to the order of the Grand Court of the Cayman Islands dated [***] 2017 (the "Sanction Order") and the UDW Scheme, the Agents are authorized to release the Parent from its obligations under the Loan Documents, including those certain Guarantee Agreement and Pledge and Security Agreement referred to above, which the Agents have undertaken to do;

218

[WHEREAS, the UDW Scheme has been recognized as a "foreign [non]main proceeding" and has been given full force and effect under Chapter 15 of the U.S. Bankruptcy Court pursuant to an order of the U.S. Bankruptcy Court on [***] 2017;] and

WHEREAS, the Administrative Agent has received the UDW DFH Administrative Agent Instruction and the Administrative Agent has provided signed and delivered and the Collateral Agent has received the UDW DFH Collateral Agent Instruction, pursuant to which the Agents have been instructed to enter into this Release on behalf of the UDW Scheme Creditors.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto covenant and agree as follows:

AGREEMENT:

1. Definitions. Capitalized terms used herein and not defined herein shall have the meaning ascribed to such terms in the Credit Agreement or the UDW Scheme, as applicable.

2. Release of Guarantee Obligations of the Parent. Pursuant to the terms of the UDW Scheme, on the Restructuring Effective Date, the Parent is hereby fully and forever released and discharged from its obligations under the Guarantee Agreement and no Person will have any right, power, privilege or interest with respect to such obligations of the Parent; provided, however, that all obligations of each other Guarantor under the Guarantee Agreement remain in full force and effect.

3. Release of Security Interests Granted by the Parent. (a) Pursuant to the terms of the UDW Scheme, on the Restructuring Effective Date, the Collateral Agent hereby fully and forever releases its security interest in and to all of the Collateral (as defined in the Pledge and Security Agreement) pledged or otherwise granted by the Parent under the Pledge and Security Agreement (such portion of the Collateral so released, the "Released Collateral"); provided, however, that the Collateral Agent shall continue to hold a valid, effective and perfected security interest in and to all other Collateral under the Pledge and Security Agreement and all obligations of each other Grantor (as defined in the Pledge and Security Agreement) thereunder remain in full force and effect.

(b) The Collateral Agent hereby (i) agrees to transfer each certificate evidencing Equity Interests pledged by the Parent (along with any stock power or other similar instrument) within 10 Business Days of the date hereof (as may be extended by the Parent in its sole discretion) to DBNY in its capacity as collateral agent under the New Credit Agreement, (ii) authorizes the Parent or its counsel to make filings terminating all financing statements naming the Parent as the debtor with respect to the Security Documents in any appropriate filing or recording office in accordance with the Uniform Commercial Code as enacted in any and all relevant jurisdictions or any other relevant applicable law and (iii) agrees to take such steps as may be reasonably requested by the Parent to evidence and give effect to the release as provided herein.

4. No Liability of Joint Provisional Liquidators. The JPLs act as agents for and on behalf of the Parent and neither they nor their firm, affiliated firms, employees, advisers, agents, partners, directors, members, officers or representatives shall incur any personal liability

- 2 -

219

whatsoever under this Release, whether in contract, tort (including negligence) or restitution or by reference to any other remedy or right in any jurisdiction or forum by reason of entering into this Release except in the case of its or their fraud, wilful default or wilful misconduct.

5. JURY TRIAL WAIVER. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS RELEASE OR THE TRANSACTIONS CONTEMPLATED HEREBY.

6. Governing Law. This Release shall be construed in accordance with and be governed by the law of the State of New York.

7. Submission to Jurisdiction. The parties hereto hereby irrevocably submit to the jurisdiction of the courts of the State of New York and of the United States District Court for the Southern District of New York in any action or proceeding brought against them under this Release and waive any objection that they may now or hereafter have to the laying of venue in any such proceeding. Notwithstanding anything herein to the contrary, the parties hereto may bring any legal action or proceeding in any other appropriate jurisdiction.

8. Counterparts. This Release may be signed in any number of counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Any counterpart delivered by facsimile, PDF or other electronic means shall have the same import and effect as original counterparts and shall be valid, enforceable and binding for the purposes of this Release .

9. Successors and Assigns. The provisions of this Release shall be binding upon the parties and their respective successors and/or assigns.

10. Entire Agreement. This Release and the documents referenced herein constitute the entire agreement, and supersedes all prior agreements of the parties hereto with respect to the subject matter hereof.

[Remainder of page intentionally left blank; signature pages to follow.]

- 3 -

220

IN WITNESS WHEREOF, the parties hereto have caused this Release to be executed by their duly authorized representatives as of the date and year first above written.

DEUTSCHE BANK AG NEW YORK BRANCH, as Administrative Agent and Collateral Agent

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

Signature Page to Partial Release – UDW Scheme (DFH)

221

AGREED AND ACCEPTED AS OF THE DATE FIRST ABOVE WRITTEN

OCEAN RIG UDW INC. (IN PROVISIONAL LIQUIDATION)

acting by Simon Appell and Eleanor Fisher as provisional liquidators (without personal liability)

____
Simon Appell

____
Eleanor Fisher

OCEAN RIG UDW INC. (IN PROVISIONAL LIQUIDATION)

By:______________________________
Name:
Title: Director

Signature Page to Partial Release (UDW Scheme – DFH)

222

By the JPLs as provisional liquidators of Ocean Rig UDW Inc. (in provisional liquidation), solely for the purposes of obtaining the benefit of the exclusion of personal liability

____

Simon Appell

____

Eleanor Fisher

Signature Page to Partial Release (UDW Scheme – DFH)

223

DOV PARTIAL RELEASE OF
GUARANTY AGREEMENT AND PLEDGE AND SECURITY AGREEMENT

THIS PARTIAL RELEASE OF GUARANTY AGREEMENT AND PLEDGE AND SECURITY AGREEMENT (this "Release") is made as of [***], 2017 by DEUTSCHE BANK AG NEW YORK BRANCH ("DBNY"), as Administrative Agent (in such capacity, the "Administrative Agent") and as Pari Passu Collateral Agent (in such capacity, the "Collateral Agent" and, together with the Administrative Agent, the "Agents") and by SIMON APPELL and ELEANOR FISHER, as joint provisional liquidators of Ocean Rig UDW Inc. (in provisional liquidation) (the "Parent"), solely for the purposes of obtaining the benefit of the exclusion of personal liability (the "JPLs").

RECITALS:

WHEREAS, reference is made to that certain Credit Agreement, dated as of July 25, 2014 (as may be amended, restated, supplemented, replaced or otherwise modified from time to time, the "Credit Agreement"), by and among Drillships Ocean Ventures Inc. (in provisional liquidation) ("DOV"), Drillships Ventures Projects Inc. ("Finco"), the Parent, the lenders party thereto (the "UDW Scheme Creditors") and the Agents;

WHEREAS, pursuant to that certain Guarantee Agreement, dated as of July 25, 2014, among the Parent, DOV, Finco, the Subsidiaries of the Parent from time to time party thereto and the Agents (as may be amended, restated, supplemented, replaced or otherwise modified from time to time, the "Guarantee Agreement"), the Parent guaranteed the obligations of the Loan Parties under the Loan Documents;

WHEREAS, pursuant to that certain Pledge and Security Agreement, dated as of July 25, 2014, among the Parent, the Borrower, Finco, the Subsidiaries of the Borrower party thereto and the Collateral Agent (as may be amended, restated, supplemented, replaced or otherwise modified from time to time, the "Pledge and Security Agreement"), the Parent granted to the Collateral Agent a security interest in certain of its assets and property as Collateral to secure the obligations of the Loan Parties under the Guarantee Agreement and the other Loan Documents;

WHEREAS, pursuant to a scheme of arrangement proposed by the Parent under section 86 of the Companies Law (2016 Revision) of the Cayman Islands (the "UDW Scheme"), the obligations of the Parent under the Loan Documents have been released on the Restructuring Effective Date in consideration for the UDW Scheme Consideration;

WHEREAS, pursuant to the order of the Grand Court of the Cayman Islands dated [***] 2017 (the "Sanction Order") and the UDW Scheme, the Agents are authorized to release the Parent from its obligations under the Loan Documents, including those certain Guarantee Agreement and Pledge and Security Agreement referred to above, which the Agents have undertaken to do;

[WHEREAS, the UDW Scheme has been recognized as a "foreign [non]main proceeding" and has been given full force and effect under Chapter 15 of the U.S. Bankruptcy Court pursuant to an order of the U.S. Bankruptcy Court on [***] 2017;] and

225

WHEREAS, the Administrative Agent has received the UDW DOV Administrative Agent Instruction and the Administrative Agent has provided signed and delivered and the Collateral Agent has received the UDW DOV Collateral Agent Instruction, pursuant to which the Agents have been instructed to enter into this Release on behalf of the UDW Scheme Creditors.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto covenant and agree as follows:

AGREEMENT:

1. Definitions. Capitalized terms used herein and not defined herein shall have the meaning ascribed to such terms in the Credit Agreement or the UDW Scheme, as applicable.

2. Release of Guarantee Obligations of the Parent. Pursuant to the terms of the UDW Scheme, on the Restructuring Effective Date, the Parent is hereby fully and forever released and discharged from its obligations under the Guarantee Agreement and no Person will have any right, power, privilege or interest with respect to such obligations of the Parent; provided, however, that all obligations of each other Guarantor under the Guarantee Agreement remain in full force and effect.

3. Release of Security Interests Granted by the Parent. (a) Pursuant to the terms of the UDW Scheme, on the Restructuring Effective Date, the Collateral Agent hereby fully and forever releases its security interest in and to all of the Collateral (as defined in the Pledge and Security Agreement) pledged or otherwise granted by the Parent under the Pledge and Security Agreement (such portion of the Collateral so released, the "Released Collateral"); provided, however, that the Collateral Agent shall continue to hold a valid, effective and perfected security interest in and to all other Collateral under the Pledge and Security Agreement and all obligations of each other Grantor (as defined in the Pledge and Security Agreement) thereunder remain in full force and effect.

(b) The Collateral Agent hereby (i) agrees to transfer each certificate evidencing Equity Interests pledged by the Parent (along with any stock power or other similar instrument) within 10 Business Days of the date hereof (as may be extended by the Parent in its sole discretion) to DBNY in its capacity as collateral agent under the New Credit Agreement, (ii) authorizes the Parent or its counsel to make filings terminating all financing statements naming the Parent as the debtor with respect to the Security Documents in any appropriate filing or recording office in accordance with the Uniform Commercial Code as enacted in any and all relevant jurisdictions or any other relevant applicable law and (iii) agrees to take such steps as may be reasonably requested by the Parent to evidence and give effect to the release as provided herein.

4. No Liability of Joint Provisional Liquidators. The JPLs act as agents for and on behalf of the Parent and neither they nor their firm, affiliated firms, employees, advisers, agents, partners, directors, members, officers or representatives shall incur any personal liability whatsoever under this Release, whether in contract, tort (including negligence) or restitution or by reference to any other remedy or right in any jurisdiction or forum by reason of entering into this Release except in the case of its or their fraud, wilful default or wilful misconduct.

- 2 -

226

5. JURY TRIAL WAIVER. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS RELEASE OR THE TRANSACTIONS CONTEMPLATED HEREBY.

6. Governing Law. This Release shall be construed in accordance with and be governed by the law of the State of New York.

7. Submission to Jurisdiction. The parties hereto hereby irrevocably submit to the jurisdiction of the courts of the State of New York and of the United States District Court for the Southern District of New York in any action or proceeding brought against them under this Release and waive any objection that they may now or hereafter have to the laying of venue in any such proceeding. Notwithstanding anything herein to the contrary, the parties hereto may bring any legal action or proceeding in any other appropriate jurisdiction.

8. Counterparts. This Release may be signed in any number of counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Any counterpart delivered by facsimile, PDF or other electronic means shall have the same import and effect as original counterparts and shall be valid, enforceable and binding for the purposes of this Release .

9. Successors and Assigns. The provisions of this Release shall be binding upon the parties and their respective successors and/or assigns.

10. Entire Agreement. This Release and the documents referenced herein constitute the entire agreement, and supersedes all prior agreements of the parties hereto with respect to the subject matter hereof.

[Remainder of page intentionally left blank; signature pages to follow.]

- 3 -

227

IN WITNESS WHEREOF, the parties hereto have caused this Release to be executed by their duly authorized representatives as of the date and year first above written.

DEUTSCHE BANK AG NEW YORK BRANCH, as Administrative Agent and Collateral Agent

By: ________________________
Name:
Title:

By: ________________________
Name:
Title:

Signature Page to Partial Release – UDW Scheme (DOV)

228

AGREED AND ACCEPTED AS OF THE DATE FIRST ABOVE WRITTEN

OCEAN RIG UDW INC. (IN PROVISIONAL LIQUIDATION)

acting by Simon Appell and Eleanor Fisher as provisional liquidators (without personal liability)

____
Simon Appell

____
Eleanor Fisher

OCEAN RIG UDW INC. (IN PROVISIONAL LIQUIDATION)

By:______________________________
Name:
Title: Director

Signature Page to Partial Release (UDW Scheme – DOV)

229

By the JPLs as provisional liquidators of Ocean Rig UDW Inc. (in provisional liquidation), solely for the purposes of obtaining the benefit of the exclusion of personal liability

____

Simon Appell

____

Eleanor Fisher

Signature Page to Partial Release (UDW Scheme – DOV)

230

RELEASE OF NOTES

THIS RELEASE OF NOTES (this "Release") is made as of [***], 2017 by [DEUTSCHE BANK TRUST COMPANY AMERICAS], as Trustee (in such capacity, the "Trustee") and by SIMON APPELL and ELEANOR FISHER, as joint provisional liquidators of Ocean Rig UDW Inc. (in provisional liquidation) (the "Issuer"), solely for the purposes of obtaining the benefit of the exclusion of personal liability (the "JPLs").

RECITALS:

WHEREAS, reference is made to that certain Indenture, dated as of March 26, 2014, by and between the Issuer and the Trustee;

WHEREAS, pursuant to a scheme of arrangement proposed by the Issuer under section 86 of the Companies Law (2016 Revision) of the Cayman Islands (the "UDW Scheme"), the Obligations of the Issuer under the Indenture have been released on the Restructuring Effective Date in consideration for the UDW Scheme Consideration;

WHEREAS, pursuant to the order of the Grand Court of the Cayman Islands dated [***] 2017 (the "Sanction Order") and the UDW Scheme, the Trustee is authorized to release the Issuer from its obligations under the Indenture, which the Trustee has agreed to do in accordance with the terms of this Release;

[WHEREAS, the UDW Scheme has been recognized as a "foreign [non]main proceeding" and has been given full force and effect under Chapter 15 of the U.S. Bankruptcy Court pursuant to an order of the U.S. Bankruptcy Court on [***] 2017;] and

WHEREAS, the Trustee has received the 2019 Notes Trustee Instruction, pursuant to which the Trustee has been instructed to enter into this Release on behalf of the UDW Scheme Creditors.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto covenant and agree as follows:

AGREEMENT:

1. Definitions. Capitalized terms used herein and not defined herein shall have the meaning ascribed to such terms in the Indenture or the UDW Scheme, as applicable.

2. Release. Pursuant to the terms of the UDW Scheme, on the Restructuring Effective Date, the Issuer is hereby fully and forever released and discharged from its Obligations under the Indenture and no Person will have any right, power, privilege or interest with respect to such Obligations of the Issuer.

3. JURY TRIAL WAIVER. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION,

232

PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS RELEASE OR THE TRANSACTIONS CONTEMPLATED HEREBY.

4. No Liability of Joint Provisional Liquidators. The JPLs act as agents for and on behalf of the Issuer and neither they nor their firm, affiliated firms, employees, advisers, agents, partners, directors, members, officers or representatives shall incur any personal liability whatsoever under this Release, whether in contract, tort (including negligence) or restitution or by reference to any other remedy or right in any jurisdiction or forum by reason of entering into this Release except in the case of its or their fraud, wilful default or wilful misconduct.

5. Governing Law. This Release shall be construed in accordance with and be governed by the law of the State of New York.

6. Submission to Jurisdiction. The parties hereto hereby irrevocably submit to the jurisdiction of the courts of the State of New York and of the United States District Court for the Southern District of New York in any action or proceeding brought against them under this Release and waive any objection that they may now or hereafter have to the laying of venue in any such proceeding. Notwithstanding anything herein to the contrary, the parties hereto may bring any legal action or proceeding in any other appropriate jurisdiction.

7. Counterparts. This Release may be signed in any number of counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Any counterpart delivered by facsimile, PDF or other electronic means shall have the same import and effect as original counterparts and shall be valid, enforceable and binding for the purposes of this Release.

8. Successors and Assigns. The provisions of this Release shall be binding upon the parties and their respective successors and/or assigns.

9. Entire Agreement. This Release constitutes the entire agreement, and supersedes all prior agreements of the parties hereto with respect to the subject matter hereof.

[Remainder of page intentionally left blank; signature pages to follow.]

- 2 -

233

IN WITNESS WHEREOF, the parties hereto have caused this Release to be executed by their duly authorized representatives as of the date and year first above written.

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Trustee

By: ______________________________
Name:
Title:

Signature Page to Partial Release – UDW Scheme (UDW)

234

AGREED AND ACCEPTED AS OF THE DATE FIRST ABOVE WRITTEN:

OCEAN RIG UDW INC. (IN PROVISIONAL LIQUIDATION)

acting by Simon Appell and Eleanor Fisher as provisional liquidators (without personal liability)

____
Simon Appell

____
Eleanor Fisher

OCEAN RIG UDW INC. (IN PROVISIONAL LIQUIDATION)

By:______________________________
Name:
Title: Director

Signature Page to Partial Release (UDW Scheme – UDW)

235

By the JPLs as provisional liquidators of Ocean Rig UDW Inc. (in provisional liquidation), solely for the purposes of obtaining the benefit of the exclusion of personal liability

____
Simon Appell

____
Eleanor Fisher

Signature Page to Partial Release (UDW Scheme – UDW)

236